2001 ANNUAL REPORT

Raytheon

Celebrating freedom...and those who defend it













RAYTHEON COMMERCIAL ELECTRONICS

- RF Components
- Raytheon Commercial Infrared
- ELCAN Optical Technologies
- Raytheon Technologies, Inc.
- Raytheon Marine GmbH
- Raytheon Microelectronics, España, S.A.

RAYTHEON AIRCRAFT COMPANY

- Business Jets and Turboprops
- Regional Airliners
- Piston-Powered Aircraft
- Special Mission Aircraft
- Service, Support and Parts
- Aircraft Charter and Management

GLOBAL PRESENCE

- Defense Electronics
- Missile Systems
- Naval Systems
- Intelligence, Surveillance and Reconnaissance
- Air Traffic Control
- Command, Control and Communication
- Aircraft
- Commercial Electronics
- Systems Integration
- Technical Services
- Integrated Logistics Support

FINANCIAL INFORMATION

SHAREHOLDER AND INVESTOR INFORMATION

BOARD OF DIRECTORS

LEADERSHIP TEAM

ADDITIONAL COMPANY LEADERS

Comparative Highlights

Dollar figures in millions, except share amounts

Operations for the year	2001	2000	1999
Net sales	**$ 16,867**	$ 16,895	$ 17,201
Income from continuing operations	**$ 5**	$ 498	$ 502
Diluted EPS from continuing operations	**$ 0.01**	$ 1.46	$ 1.47
Average diluted shares outstanding (in thousands)	**361,323**	341,118	340,784
Dividends declared per share	**$ 0.80**	$ 0.80	$ 0.80

Information at year-end	2001	2000	1999
Total backlog	**$ 26,469**	$ 26,530	$ 24,978
U.S. government backlog included above	**$ 17,763**	$ 17,374	$ 15,239
Debt, net of cash and cash equivalents	**$ 7,025**	$ 9,060	$ 9,539
Net debt as a percentage of capital	**34.5%**	43.7%	46.0%
Outstanding shares of common stock (in thousands)	**395,432**	340,620	338,760

Net income (loss) and diluted EPS, respectively, were $(763) million and $(2.11) in 2001, $141 million and $0.41 in 2000, and $404 million and $1.19 in 1999.

Celebrating freedom ... and those who defend it

Raytheon's Annual Report features those who defend freedom around the world — and celebrates the spirit of innovation and learning.

This Annual Report is dedicated to the Raytheon employees who perished on September 11, and to all who lost their lives that tragic day. They will never be forgotten. A special remembrance appears on page 4.

March 6, 2002

Dear Fellow Shareholders:

The year 2001 will be forever remembered for the horrific events of September 11. A void separates us from the world before that day. At Raytheon, we will always remember the employees we lost and those they left behind. This Annual Report is dedicated to them and to all who lost their lives that day.

No accounting of 2001 can adequately describe humanity's loss. At the same time, it is our determination to push ahead.

Raytheon's transformation

In this spirit, I report to you that the transformation of Raytheon continued in 2001, albeit with some detours:

- The company's defense businesses, which account for more than 80 percent of our sales, performed very well, as their sales and operating income increased six percent and seven percent, respectively, year-over-year in 2001. They generated $676 million of cash flow.
- We significantly reduced debt and strengthened our balance sheet, helped by two successful equity offerings during the year and the favorable settlement of an acquisition purchase price dispute with Hughes Electronics Corporation. Raytheon's net debt was cut to $7.0 billion at the end of 2001, down $2.0 billion for the year. In addition, Raytheon expects to receive approximately $1.1 billion from the sale of Aircraft Integration Systems. (Completion of the sale was announced March 11, 2002.)
- Raytheon Aircraft Company (RAC) had a tough year in a difficult market for aviation, but a new Leadership Team at RAC has moved decisively to cut costs and drive new programs, and RAC was awarded a major military aircraft order in the fourth quarter.
- Commercial Electronics had an operating loss due primarily to lagging demand in telecommunications and a divestiture. The efforts of Commercial Electronics and its new Leadership Team are described in more detail later in this Annual Report.
- We successfully negotiated a "walk-away" settlement with Washington Group International (WGI) of the litigation over the issues arising out of the sale of the engineering and construction business; however, we continue to work on completion of contracts rejected by WGI in bankruptcy on which we had outstanding guarantee obligations.

The big story is that we're achieving financial flexibility to focus resources on the highest growth areas of our business — and defense is clearly a growth business, given the renewed focus of the United States on security and defense. In this context, I'd like to share with you Raytheon's strategy going forward.

Building a global presence

Raytheon seeks to engage the world not just as an exporter of systems and services, but also through joint ventures and with a strong presence "in-country."

We announced in mid-year the formation of Raytheon's joint venture with Thales. The new enterprise, Thales Raytheon Systems, has operating subsidiaries in Fullerton, Calif., and in greater Paris. It encompasses air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.



Daniel P. Burnham
Chairman and
Chief Executive Officer

Raytheon remembers

On November 13, 2001, in a ceremony held at Raytheon's Andover, Mass., facility, U.S. Army Brigadier General Edward M. Harrington presented the Defense of Freedom Medal — the civilian equivalent of the Purple Heart — to the families of the four Raytheon employees who died in the September 11 tragedy: Peter Gay of Tewksbury, Mass; Stanley Hall of Clifton, Va.; David Kovalcin of Hudson, N.H.; and Kenneth Waldie of Methuen, Mass. The general, who is director of the Defense Contract Management Agency (DCMA), presented a medal as well to the family of Herb Homer, a DCMA defense corporate executive assigned to Raytheon and a respected colleague.

These fine people, and other friends and colleagues we lost that day, were all heroes in defense of freedom. They made the most of what life has to offer, and gave the most to others. They were doing what you do when you are free. We honor their legacy: their families, who are at the heart of their circle of joy; their accomplishments, which are manifest in our company and in our country; and their love of freedom, which inspires and unites us all.

We honor and remember all of the defenders of freedom. They are in our hearts and in our prayers.

— Dan Burnham

Our in-country presence includes U.K.-based Raytheon Systems Limited, which is the prime contractor for the U.K. Ministry of Defence Airborne Stand-Off Radar, a long-range airborne surveillance system; and Raytheon Australia, which plans to provide the Royal Australian Navy with a combat control system and heavyweight torpedoes for its Collins class of submarines. In Canada, Raytheon Canada has developed a major new automated air traffic management system that will be installed across the country.

Growth

Raytheon's strategy has identified several areas in which we seek to be the industry leader. These are: Missile Defense; Intelligence, Surveillance and Reconnaissance; Precision Strike; and Homeland Defense. These are so important, I want to discuss each separately.

Missile Defense

"Layered" missile defense is needed to protect U.S. and allied forces, as well as the U.S. homeland, from long-range, medium-range, and short-range air and missile attack. Raytheon's technologies and capabilities are all-encompassing:

- The Exoatmospheric Kill Vehicle (EKV), Ground-Based Radar-Prototype (GBR-P), and PAVE PAWS Early Warning Radar for the Ground-based Mid-course Defense Segment, which used to be called National Missile Defense;

- The Space-Based Infrared System-Low, for which we are competing to provide sensor and ground systems;

- The Standard Missile-3 for theater-wide, sea-based missile defense;

- The Ground-Based Radar element and the Battle Management Command and Control element for the Theater High-Altitude Area Defense system, called THAAD;

- The Patriot Air and Missile Defense System for U.S. and allied forces (Raytheon is the Patriot prime contractor — and system integrator for the PAC-3 system, working with Lockheed Martin);

- And the Complementary Low Altitude Weapon System, which uses combat-proven AMRAAM missiles in an air defense mode.

The U.S. Missile Defense Agency conducted back-to-back successful ground-based missile defense tests in 2001 using Raytheon's EKV, GBR-P, and PAVE PAWS radar. Raytheon was disappointed that the Department of Defense cancelled the Navy Area missile defense program, which curtailed our Standard Missile-2 Block IVA development program. Raytheon was making good progress on cost and schedule issues, and the program was poised to test the system's capability in early 2002. The mission requirement continues, and we're working hard to help shape the way forward. In longer-range, sea-based missile defense, the Missile Defense Agency and the U.S. Navy, in January 2002, intercepted a ballistic missile target using the Raytheon ship-launched Standard Missile-3 with a kinetic warhead, a first.

Intelligence, Surveillance and Reconnaissance (ISR)

The elements of ISR can be thought of as follows: intelligence is the ability to gain insight; surveillance is the ability to monitor; and reconnaissance is the ability to discover. The goal is not simply to develop information, but to task, process, exploit, and disseminate that information to our men and women in uniform when and where they need it. In discussing ISR, we sometimes add to it the power of command, control, communications, and computers, which is described by the acronym C4ISR. Either way, this is an extremely important defense area.

Raytheon is a world leader in capabilities to support these needs. We're deeply involved, for example, in new programs such as the Global Hawk and Predator unmanned aerial vehicles, or UAVs; the Airborne Stand-Off Radar, or ASTOR; and the ship-based Cooperative Engagement Capability, or CEC, a sensor networking system to bring network-centric warfare to the U.S. Navy.

Just as ISR is critical to defense, it is also important to the civilian sector, especially in areas such as air traffic management and environmental monitoring. Raytheon is a world leader in both disciplines, with the U.S. government's new Standard Terminal Automation Replacement System, called STARS, and the government of Brazil's environmental monitoring system for the Amazon region, called SIVAM.

Precision Strike Systems

Precision strike systems draw on advanced technologies to respond precisely to a threat, thus increasing the likelihood of success the first time and reducing risk to noncombatants. Though relatively new, precision strike technology has quickly become the norm for U.S. forces. While the vast majority of weapons used in Operation Desert Storm were not precision guided, the situation has now totally reversed. Our precision strike systems have played an important role in the war on terrorism.

Precision strike is built on situational awareness, battle management/command and control, and precision munitions. Using the Raytheon APQ-181 radar, the B-2 bomber provides the U.S. Air Force with precision strike capability that can be delivered anywhere in the world. In just 90 days, Raytheon delivered three AAS-52 Multi-Spectral Targeting Systems for the Predator unmanned aerial vehicle. Raytheon also provides the Tomahawk sea-launched cruise missile and Paveway laser-guided bombs, as well as other systems that are bringing new levels of precision to the battlespace.

Homeland Security

Raytheon has created a special mission area to investigate ways to further strengthen homeland security. The company has a wealth of experience with the kinds of technologies, systems, and services that can bolster defenses in the new war against terrorism. Raytheon is applying its advanced technologies and resources to detect threats, protect lives, and respond to disasters.

We're focusing on the protection of public access facilities such as airports, where we are already installing baggage screening systems; the development of global solutions to help manage the flow of visitors to the United States; assistance to first responders through command and control systems and lightweight infrared imaging devices; portable chemical agent detectors; and computer network security. We're already working on security for the Navy-Marine Corps Intranet and have formed a wholly owned subsidiary that offers customers the powerful SilentRunner® system for internal network security analysis. We're focusing on other needs as well, including our traditional capabilities in airspace surveillance and missile defense.

Strengthening the business

1 Strong defense business, aligned with customer priorities

2 More than $2 billion in successful equity offerings

3 Selected divestitures and joint ventures

Vision

Raytheon's vision is to be the most admired defense and aerospace systems supplier through world-class people and technology.

Strategy

Build a global presence

Be the industry leader in Missile Defense; Intelligence, Surveillance and Reconnaissance; Precision Strike; and Homeland Defense

Restore Raytheon Aircraft to preeminence in aviation

Offer a full range of services to our customers

Create value in commercial markets by leveraging our technology

Continually demonstrate operational excellence through Raytheon Six Sigma

Work as "One Company" to provide superior solutions to customer needs

Restoring preeminence in aviation

While Raytheon Aircraft has struggled with a difficult aviation market caused by the economic downturn, a new Leadership Team has reduced costs, announced an intention to form a joint venture in the fractional ownership market, and moved forward on three new aircraft programs: the Premier® I entry-level business jet, the T-6A Texan II military aircraft trainer, and the Hawker® Horizon® super mid-sized business jet.

The Premier I received FAA certification in 2001 and has entered production. The T-6A Texan II got the go-ahead from the U.S. Air Force for full-rate production in the fourth quarter, followed by a contract with a potential value of $1.2 billion. The Hawker Horizon had its first flight during the year. We expect the new fractional ownership joint venture to be finalized soon. It would combine Raytheon Travel Air™, which is RAC's fractional ownership business, with Flight Options, Inc. to form Flight Options LLC.

Equally heartening is the commitment of Raytheon Aircraft's employees. They are drawing on their experience from prior downturns in this cyclical industry and on their Beechcraft® and Hawker heritage, to refresh our product line and rebalance the operation for the future.

Offering a full range of customer services

One of our less heralded strengths is the depth and breadth of our service business. Technical services and logistics support have assumed even greater importance as defense technologies have evolved in complexity and defense coordination has become increasingly sophisticated.

Raytheon Technical Services Company (RTSC) provides technical, scientific, and professional services to defense, federal, and commercial customers around the world. In 2001, RTSC was awarded contracts from a wide range of defense and civilian agencies. In June, a joint venture half-owned by RTSC was awarded an Air Force Joint Range Technical Services contract with a potential value of $1.7 billion, a major achievement. RTSC had a significant increase in sales and operating income in 2001.

This business is intensely customer driven. It is an organization that, as logistics manager for the U.S. Antarctic program, worked with the National Science Foundation and a team at Kenn Borek Air to extract an ailing doctor from the South Pole during the Antarctic winter. The temperature at the time of the mission was near minus-90 degrees Fahrenheit.

Leveraging technology in commercial markets

Raytheon Commercial Electronics (RCE) focused its efforts on strategic restructuring in 2001 in the face of weakened markets. The business discontinued the Crosspan™ communications operation and finalized the sale of the Raytheon Marine recreational products group.

In early 2002, we took the latest step in our strategy to commercialize defense electronics, launching a venture-capital backed startup, TelASIC™ Communications Inc. Based in El Segundo, Calif., it will design high performance, cost-effective, application-specific integrated circuits for use in advanced wireless products. Both the technology and the core team needed to create TelASIC were spun out of Raytheon's $8 billion Electronic Systems business. TelASIC is Raytheon's second spin-off since the formation of Raytheon Commercial Ventures Inc. (RCVI).

RCVI is the Raytheon subsidiary responsible for exploiting the commercial value of defense technologies,

Goals for 2002

Customer Satisfaction: Enhance customer success by anticipating and exceeding expectations, shaping technology to the need, and executing consistently; strive to be flawless.

Growth: Drive revenue growth by exploiting our combined strengths across the company to serve the customer and the mission.

People: Make progress as an employer of choice, with emphasis on creating a work environment that encourages learning, professional development, and open and direct communication.

Productivity: Make substantial progress in cash flow and productivity by improving program execution through the Integrated Product Development System (IPDS), contemporary supply chain management practices, and Raytheon Six Sigma.

largely by creating equity interests for Raytheon in stand-alone commercial businesses. In November 2001, we announced the combination of our wireless local area network activities with Systemonic. The goal is to provide a cost-effective solution in the wireless connectivity market for laptop computers as well as many cellphones and PDAs (Personal Digital Assistants). We have retained equity in both new ventures.

Excellence through Raytheon Six Sigma

Raytheon Six Sigma is our approach to improving everything we do. It teaches us to address a problem by defining where we are today, using data for an objective assessment, and then defining where we want to be — the desired end state. The challenge is to close the gap using disciplined processes.

In 2001, Raytheon Six Sigma initiatives generated approximately $150 million in operating profit and $300 million in cash flow. We have qualified over 6,000 Raytheon Six Sigma Specialists to date, with thousands of others in development. We now have 865 Experts who have completed training. And in 2001 and early 2002 we identified 28 Master Experts. Their assignment is to work with business leaders in our operations to develop ways to leverage Raytheon Six Sigma to help us achieve operational goals. Raytheon Six Sigma is becoming an integral part of our culture.

Working as "One Company"

Raytheon is creating a culture of performance across the breadth of our company and its businesses to provide superior solutions to our customers' needs. A good example is the "one company" perspective our team has brought to cruise missile defense. By building internal relationships among 16 locations across our businesses, by constantly focusing on the customer's total needs, our cruise missile defense enterprise team has demonstrated that Raytheon is looking at the "big picture" in this key defense area. In this way, we strive to make Raytheon greater than the sum of its parts.

The mission ahead

Our company strategy, then, has seven elements. All are highlighted on page 6 of this letter. We will execute this strategy in the context of four goals for 2002, which are displayed on this page.

Raytheon has come a long way in the last few years. We still have work to do to increase shareholder value. The precepts are clear: consistent execution on customer programs and elimination of waste and variation to drive down costs and working capital — by the full engagement of each of our more than 80,000 employees.

The entire company is driven by an even higher imperative: to support our men and women in uniform who are on the front lines defending freedom.

It is, as President Bush defined it, a struggle between freedom and fear. Our challenge is to make sure that those who go into harm's way in defense of freedom are always far better prepared and equipped than any who try to conquer us through fear.

We are honored to have the opportunity to meet this challenge by working our hardest to provide the very best technology, defense systems, and services to those who defend us. The people of Raytheon have a history of success in this mission. We are determined to build on this success in the period ahead.

Sincerely,

Daniel P. Burnham
Chairman and Chief Executive Officer



ELECTRONIC SYSTEMS

Teaming with the customer

Customer satisfaction begins with listening. Just ask Sue Baumgarten, Raytheon Electronic Systems Vice President of Strategy & Business Development. Baumgarten visited the U.S. 493rd Fighter Squadron at Lakenheath Air Force Base, United Kingdom. Shown here with members of the 493rd — a pilot and two maintenance crewmembers — Baumgarten gained first-hand knowledge of how Raytheon's fire control radar and missiles are used by men and women in uniform. "Meeting with the end users of our products — the people who have day-to-day knowledge of our products — offers tremendous insight into our product performance," said Baumgarten. "When we put our customers first and do what's right for them, everything else will follow."

Embarking on a common mission



William H. Swanson
President
Electronic Systems

Electronic Systems (ES), Raytheon's largest business, demonstrated in 2001 why it is one of the most important developers and producers of defense electronics systems in the world. In 2001 and early 2002, systems developed by the people of ES had success in high-profile missions, including the liberation of Afghanistan in the war against terrorism and in missile defense tests of both Ground-based and Sea-based Midcourse Defense systems.

ES exceeded financial goals in bookings, sales, operating income, and cash flow for 2001. Sales were $8.0 billion for the year — a seven percent increase over 2000, adjusted for divestitures, while operating income increased six percent over the previous year. The business' strong cash position and increased effectiveness in working capital management further enhanced ES's financial performance and helped reduce company debt.

Raytheon Six Sigma

Raytheon Six Sigma teams completed projects that led to significant improvements in working capital. More than one percent of ES's total workforce is now trained as Raytheon Six Sigma Experts, including 20 Master Experts now engaged in ES's business units.

Electronic Systems serves the needs of the United States and its friends and allies through six business units: Air Combat and Strike Systems, Air/Missile Defense Systems, Missile Systems, Naval & Maritime Integrated Systems, Surveillance & Reconnaissance Systems, and Tactical Systems. The business units share technology, resources, and capabilities to provide the customer with "system of systems" solutions across a wide range of platforms and mission areas.

Air Combat and Strike Systems

Applying Raytheon Six Sigma with a coordinated plan at manufacturing centers in Forest, Miss., Andover, Mass., and El Segundo, Calif., resulted in a 400 percent increase in radar production throughput — and delighted customers. Deliveries of microwave integrated circuits doubled by improving the alignment of customer requirements with manufacturing processes.

Continuing focus on customer requirements resulted in delivery in just 90 days of three AAS-52 Multi-Spectral Targeting Systems for the Predator unmanned aerial vehicle (UAV), a fraction of the time typically required for an effort of this type. The business unit was awarded the ALR-69 radar warning receiver upgrade program.

Technology programs continued to mature, with the first aircraft carrier testing of the ASQ-228 Advanced Targeting Forward Looking Infrared pod and a successful weapon system design milestone for the APG-79 Active Electronically Scanned Array for the U.S. Navy's F/A-18 E/F Hornet fighter. A $197 million contract award to retrofit radar on Canadian F-18 aircraft represents the second award from international customers to upgrade radar on this aircraft.

Air/Missile Defense Systems

The Raytheon-built Ground-Based Radar-Prototype and PAVE PAWS Early Warning Radar were integral components of two successful integrated flight tests of the Ground-based Midcourse Defense Segment (GMDS). Raytheon continues to work with the Missile Defense Agency (MDA) to further refine the surveillance and discrimination capabilities of both radars.

Two contract awards from the U.S. Marine Corps helped position Air/Missile Defense Systems as the primary systems integrator for the Marines' short-range air defense system. Raytheon was awarded a development and pre-production contract for the Complementary Low Altitude Weapon System program, an advanced air defense guided-missile system launcher that combines combat-proven AMRAAM missiles with a High Mobility Multi-Wheeled Vehicle.

The Affordable Ground-Based Radar/Advanced Development Model, a concept development program to provide the Marines with early air surveillance capabilities ashore during operational maneuver from the sea, received a contract award for design and development.

The U.S. Army committed initial funding to the Patriot Service Life Extension Program, which will downsize and modernize the Patriot command and control vehicles and the radar.

Missile Systems

Raytheon demonstrated its hit-to-kill technology with three successful missile defense tests. During two integrated flight tests of the GMDS, Raytheon's Exoatmospheric Kill Vehicle destroyed a simulated warhead in space, validating the vehicle's design, capabilities, and performance.

The Raytheon Standard Missile-3 kinetic warhead destroyed a ballistic missile target in a successful Sea-based Missile Defense system intercept in January 2002, moving the U.S. Navy closer to an early deployment of sea-based missile defense capability. While the Navy Area Defense program was cancelled, the mission continues, and Raytheon is pursuing initiatives with the Missile Defense Agency and the U.S. Navy to meet the requirement for sea-based terminal missile defense.

The year was highlighted by successful tests in several developmental programs. The U.S. Navy and Raytheon conducted the first two at-sea tests of the Evolved SeaSparrow Missile, a landmark development and production program linking Raytheon, industry, and the governments of 10 member nations of the NATO SeaSparrow Consortium. A Naval 5-inch gun system fired the Extended Range Guided Munition for the first time.

Raytheon completed developmental testing of the AIM-9X next-generation Sidewinder air-to-air missile. It has achieved strong success in testing with a record of 37 for 39 in flight tests.

Military customers expressed confidence in Raytheon products with major contracts for continued production of the Advanced Medium Range Air-to-Air Missile (AMRAAM), Standard Missile, Paveway II, and Stinger. Orders for Tomahawk and Paveway were increased by the Department of Defense (DoD) using emergency supplemental funds to support Operation Enduring Freedom.

To position itself for the future generation of weapons, Missile Systems established a new business area, the Directed Energy Weapons product line, to focus the company's technology efforts in the areas of high-powered microwave and high-energy lasers.



Naval & Maritime Integrated Systems

Naval & Maritime Integrated Systems leveraged its proven ability to manage electronic systems integration for the U.S. Navy's LPD-17 amphibious assault ship, with key international contract wins in Turkey, the U.K., and Italy.

Raytheon's Combat Control System MK 2 upgrade is currently being installed on the Navy's Los Angeles-class submarines. It is expected to be the foundation for the Navy's future combat control systems on both Los Angeles-class and Virginia-class submarines.

Raytheon completed development and delivery of the first next-generation ship self-defense system in mid-2001 for the *USS Nimitz* (CVN 68). The system provides an improved self-defense capability against anti-ship cruise missiles for carriers and amphibious ships.

An industrial alliance led by Naval & Maritime Integrated Systems is developing the next-generation Common Air Command and Control System for the Marines. The system promotes integration and joint interoperability between the Marines and the Navy for command and mission planning, anti-air warfare, air defense, air support coordination, and air traffic control.

Surveillance & Reconnaissance Systems

Surveillance & Reconnaissance Systems produces a wide array of highly advanced tactical and strategic sensors that support major air and space programs and integration initiatives. Several key products have been deployed to Afghanistan in support of Operation Enduring Freedom, including the Integrated Sensor Suite onboard the Global Hawk UAV.

The business unit also is a primary provider of systems and products to support classified programs. These programs experienced significant growth in 2001, and now make up nearly half the business unit's annual sales.

Significant accomplishments for the year included delivery of the 8,000th passive radio frequency seeker for the Harpoon missile. The business unit's civil space organization built a thermal imaging sensor that was placed in orbit around Mars. The first visible and infrared pictures were outstanding. A contract award for the Avionics Performance Improvement Program will upgrade the intelligence gathering capability of the U-2 aircraft and extend its useful service life.

Tactical Systems

Thermal technology products such as the Light, Medium, and Heavy Thermal Weapon Sights are vital targeting and surveillance tools for deployed forces in Afghanistan. More than 5,000 units were delivered in 2001. During the year, operational testing of a new Light Thermal Weapon Sight was completed, marking the third successful test in 15 months for this important new product.

Both the U. S. Army and the U.S. Marines have incorporated several of Raytheon's Tactical Systems products into their requirements for the future — aligned with DoD's transformation initiatives. For example, Raytheon has strong linkage to the Interim Force phase of the Army's transformation initiative. This linkage occurs through the thermal weapon sights and four other Raytheon products the Army has specified as government-furnished or contractor-furnished equipment for the six Brigade Combat Teams.

Developmental efforts with DoD have led to innovations in uncooled infrared technology for sophisticated IR cameras. The thermal sensors in these cameras, and the sensor engines, are produced by the Raytheon Infrared Operations group. This technology is also expected to be a component of Army transformation.

Poised for growth

ES' strengths are being leveraged across the enterprise and in partnership with other Raytheon businesses to support company strategic initiatives in Missile Defense; Intelligence, Surveillance and Reconnaissance; Precision Strike; and Homeland Defense. ES technologies, products, and systems support each initiative. With continued emphasis on customer success, innovative technology leadership, and results-driven performance across a wide range of important programs, ES has a strong foundation for growth.

Giving thermal vision to the soldier

A U.S. soldier tests Raytheon's Light Thermal Weapon Sight, a new application of night vision technology to bring light to the darkness. The Light Thermal Weapon Sight complements Raytheon's AN/PAS-13 Thermal Weapon Sight, the first thermal weapon sight to allow soldiers to see through total darkness, adverse weather, battlefield smoke, and dust. Raytheon has also developed commercial applications of infrared defense technology, as discussed later in this Annual Report.

Creating a defense network



Francis S. Marchilena
President
Command, Control,
Communication and
Information Systems

Command, Control, Communication and Information Systems (C^3I) demonstrated its alignment with customer priorities in 2001, offering key technology solutions in Intelligence, Surveillance and Reconnaissance (ISR), Air Traffic Management, and Communications, as well as Command and Control/Battle Management and Information Technology. Total sales for the C^3I business increased in 2001 by 10 percent to $3.8 billion and operating income increased by 11 percent, compared with results for 2000.

Intelligence, Surveillance and Reconnaissance (ISR)

A leader in ISR, Raytheon expanded its capabilities to the increasingly important area of unmanned aerial vehicles (UAVs). Raytheon's Tactical Control System ground station provides control of most tactical and medium-endurance DoD UAV programs, including Predator, Shadow, and Fire Scout. It is also being used in the U.K. and Canada. Raytheon also provides the ground-control system for the U.S. military's Global Hawk high-altitude, high-endurance UAV program. This ground segment controlled a Global Hawk flight from the United States to Australia — and back. Raytheon's Electronic Systems business provides Global Hawk's Integrated Sensor Suite.

Air Traffic Management

Raytheon continued to be a world leader in air traffic management, with programs such as the joint FAA and U.S. Air Force Standard Terminal Automation Replacement System (STARS). It will be installed at 334 sites across the country to control terminal airspace. STARS was selected as one of the Top 5 U.S. Government Quality Software Projects by the *Journal of Defense Software Engineering* — a testament to the government/Raytheon team developing this safety critical and software-intensive system.

Communications

A leader in tactical communications, Raytheon successfully led the development of the architecture for a next-generation, software-programmable radio for the Joint Tactical Radio System. The company increased bandwidth performance of the U.S. Army Tactical Internet backbone Enhanced Position Location Reporting System and introduced a portable "lite" version. Raytheon completed successful operational evaluation of the Secure, Mobile, Anti-jam, Reliable, Tactical Terminal, a SATCOM terminal that links Army ground forces with satellites.

Network-Centric Warfare

Raytheon is a leader in the transformation to network-centric warfare systems that share multi-sensor information to create more accurate and timely pictures of the battlespace. The U.S. Navy's Cooperative Engagement Capability (CEC) network shares data from land, sea, and airborne radars to provide early beyond-line-of-sight targeting against advanced airborne threats. In June, CEC passed its operational evaluation, one of the most complex military system evaluations ever conducted. In October, Raytheon received a contract to develop a new Army Airborne Command and Control System to provide "C^2 on the move."

Information Technology (IT)

C^3I addressed a range of IT needs including student loan processing for the Department of Education, automated depot management at the Defense Logistics Agency, high-performance computing for the National Oceanic and Atmospheric Administration and the Army Research Lab, data management for the National Aeronautics and Space Administration (NASA) Earth Orbiting Satellite, and security for the U.S. Navy and Marine Corps Intranet. In October, Raytheon received a contract valued at up to $428 million to operate, upgrade, and maintain the worldwide Command and Control Switching System network, the United States' most secure military voice communication system.

Raytheon Six Sigma progress

In 2001, C^3I identified and carried out Raytheon Six Sigma improvement initiatives with more than 20 customers. The objective was to help the customer solve problems — and make Raytheon the kind of company with which it is easy to do business.



Fusing a single integrated air picture

Flight deck crew members confer prior to launching an F/A-18 Hornet from the *John F. Kennedy* aircraft carrier. The *Kennedy* is the command ship for a U.S. Navy battlegroup equipped with the Cooperative Engagement Capability (CEC), a defense system that allows each ship within the battlegroup to see the same picture of the airspace. A leader in network-centric warfare systems, Raytheon is the developer of CEC for the U.S. Navy. With this system, warfighters can access accurate, real-time information to defend against the most advanced airborne threats.

COMMAND, CONTROL, COMMUNICATION AND INFORMATION SYSTEMS



Working together for a safer world

This historical photo, taken a number of years ago at the start of the company's efforts to support the reduction of the weapons infrastructure in the former Soviet Union, symbolizes the spirit of Raytheon's partnership with the Defense Threat Reduction Agency for more than a decade. In the photo above, Raytheon employees and U.S. government officials gather around the American flag in Votkinsk, Russia. In 1988, Raytheon Technical Services Company (RTSC) was awarded its first arms control contract to support U.S. government treaty monitoring in the former Soviet Union. Since then, RTSC's role has expanded to include supporting U.S. threat reduction programs, as well as supplying operations, maintenance, and logistics services. In 2001, RTSC was awarded seven new contracts by the Department of Defense to continue support of the U.S. government's cooperative efforts with the countries of the former Soviet Union to make a safer world.

RAYTHEON TECHNICAL SERVICES COMPANY

Meeting challenging technical services needs

Raytheon Technical Services Company (RTSC), a major provider of technical, scientific, and professional services to defense, federal, and commercial customers, had a strong year in 2001, meeting customer needs on seven continents. RTSC increased sales by 13 percent to $2.0 billion, and operating income by 28 percent, compared with results for 2000.

New contracts reflected the breadth of RTSC's customer base, including the U.S. Air Force, Army, Navy, and Coast Guard, the Defense Threat Reduction Agency, the Federal Aviation Administration (FAA), and the National Aeronautics and Space Administration (NASA) — as well as the Canadian government and the Royal Australian Navy. RTSC is also positioned to help serve the needs of homeland defense.

Airport security

As the FAA's security equipment integration and installation contractor, RTSC responded to the tragic events of September 11 by quickly re-focusing personnel to meet airport security needs. Raytheon worked with airports to facilitate the use of explosives detection systems for baggage screening, accelerated its installation schedule for security equipment, and provided training on explosives detection equipment at airports across the country.

Dismantling weapons of mass destruction

The Defense Threat Reduction Agency and the U.S. Army awarded Raytheon contracts for operations, maintenance, and logistics services to support peace by helping the former Soviet Union to secure and eliminate weapons of mass destruction, maintain safe conditions, and comply with the Strategic Arms Reduction Treaty.

South Pole winter rescue

RTSC's performance in 2001 included the dramatic rescue of an ailing doctor from the South Pole — a rescue orchestrated with the National Science Foundation. The temperature at the time of the mission was near minus-90 degrees Fahrenheit. With the help of Kenn Borek Air, RTSC managed the successful medical evacuation and replacement of the physician, ensuring the health and safety of the doctor and continuity of health care for the 50 people who live and work at the Pole during the winter months.

Major services contract

In June 2001, JT3 LLC, a joint venture half-owned by RTSC, was awarded a U.S. Air Force Joint Range Technical Services contract, with a potential value of $1.7 billion, to provide instrumented test and training range support. The contract calls for operations, maintenance, engineering, and mission support for four major range complexes.

Enhancing U.S. Navy success

In January 2002, Raytheon, the city of Indianapolis, and the U.S. Navy celebrated the five-year anniversary of the privatization of the Naval Air Warfare Center-Aircraft Division Indianapolis, the largest and most successful full-facility military privatization in U.S. history. The celebration occurred on the heels of the Navy's December 2001 award to Raytheon of a contract to continue to plan, manage, and execute engineering, industrial, logistics, and operational support services provided by the privatized facility. The contract has a potential value of $436 million.

Customer satisfaction

Raytheon Six Sigma has rapidly become an integral part of RTSC's operational fabric. The business has worked with customers to improve cycle time, eliminate rework, reduce error rates, and increase on-time deliveries and throughput rates. RTSC has been recognized with the prestigious George M. Low Award, NASA's highest honor for excellence in quality.

Positioned for the future

RTSC is well positioned to expand support to U.S. government customers, and meet the needs of international and commercial markets. Potential growth areas include homeland defense, federal information technology services, and supply chain services.



Bryan J. Even
President
Raytheon Technical
Services Company



Philip T. LePore*
Chief Executive Officer
Raytheon Technical
Services Company

* Philip T. LePore also leads Raytheon's Construction Management programs

Extending technology to commercial uses



Jon E. Wohler
President
Raytheon Commercial
Electronics

Raytheon Commercial Electronics (RCE) focused its efforts on strategic restructuring in 2001 in the face of weakened markets. The business discontinued the Crosspan communications operation and finalized the sale of the Raytheon Marine recreational products group. Sales declined to $453 million. RCE had an operating loss for the year, primarily due to lagging demand in telecommunications and the recreational marine divestiture.

Optical business growth

ELCAN Optical Technologies achieved year-over-year growth despite disappointing results from the telecommunications sector — due to increased sales of defense-related products. During the year, ELCAN worked with Kodak to co-develop and manufacture the Badger X-Ray Digital Imaging System, which received a medical design excellence award in 2001.

Wireless communications

Raytheon RF Components launched its PowerEdge™ line of smart DC power management products and received its first design win from Hyundai. This selection marked the business's entry into the Asian global handset market. Raytheon's research fabrication facilities demonstrated state-of-the-art performance for large periphery gallium nitride transistors. This work has potential applications in future Raytheon radar and communication semiconductor technology.

Commercial infrared

Protecting the world's athletes, fighting terrorism, increasing safety on the factory floor: as a world leader in uncooled infrared imaging, Raytheon does all this and more, giving users a unique visual advantage. In 2001, Raytheon Commercial Infrared introduced one of the world's smallest uncooled IR camera engines, teaming with E.G. Bullard to provide firefighters a light, compact, hand-held thermal imaging system. Continued breakthroughs in miniaturization and mass production are leading to widespread use of such heat sensing technology.

Commercial marine electronics

Raytheon Marine GmbH achieved revenue growth in 2001 driven by the market success of a recently introduced integrated bridge system. A shift to systems technology and turnkey solutions for civil and naval customers has enabled Raytheon to capture a contract for development and construction of an integrated bridge system for use in the U.K. Royal Navy's T45 destroyer.

Raytheon Six Sigma

Raytheon Six Sigma deployment within Commercial Electronics continued to expand in 2001. Raytheon Commercial Infrared was awarded the company's Raytheon Six Sigma Chairman's Award for applying Six Sigma principles to the Raytheon Night Vision™ production line for GM®. The Raytheon team, working with GM, successfully used lean manufacturing principles to improve assembly productivity.

Preparing for the future

After a difficult year in 2001, the business has developed and begun to implement a strategy based on teaming with others to exploit the full range of market opportunities for core Raytheon technologies, many of which have their origin in the defense world.

Commercializing defense technology

In early 2002, Raytheon took the latest step in its strategy to commercialize defense electronics, launching a venture-capital backed startup, TelASIC Communications Inc.

Based in El Segundo, Calif., it will design high performance, cost-effective, application-specific integrated circuits for use in advanced wireless products.

Both the technology and the core team needed to create TelASIC were spun out of Raytheon's Electronic Systems business. TelASIC is Raytheon's second spin-off since the formation of Raytheon Commercial Ventures Inc. (RCVI).

RCVI is the Raytheon subsidiary responsible for exploiting the commercial value of defense technologies, largely by creating equity interests for Raytheon in stand-alone commercial businesses. In November 2001, Raytheon announced the combination of RCE's wireless local area network activities with Systemonic. The goal is to provide a cost effective solution in the wireless connectivity market for laptop computers as well as many cellphones and PDAs. Raytheon has retained equity in both new ventures.



Responding and rescuing

The fire and rescue team pictured above responds to emergencies both at their local airport and the surrounding area. They use Raytheon thermal imaging cameras to locate dangerous hotspots, verify the extent of a fire, confirm that a fire has been extinguished, and aid in search and rescue operations under adverse conditions, such as heavy smoke and dust. Various fire, rescue, and police teams depend on Raytheon's thermal imaging technology to do their jobs more effectively. It is a strong example of defense technology adapted to meet commercial needs.

Revitalizing an aviation legacy



James E. Schuster
Chairman and
Chief Executive Officer
Raytheon Aircraft Company



Robert L. Horowitz
Chief Operating Officer
Raytheon Aircraft Company

The year 2001 was difficult for the general aviation industry and Raytheon Aircraft Company (RAC). Business aviation market conditions, generally tracking corporate profits and GDP, were weak in this cyclical industry. The industry was further affected by the events of September 11. Raytheon Aircraft deliveries were 411 in 2001 compared to 525 in 2000; and sales declined 20 percent to $2.6 billion, reflecting these lower volumes and the impact of a divestiture.

A new RAC Leadership Team responded with decisive actions, including annualized overhead cost reductions of approximately $250 million, partially driven by unavoidable workforce reductions. In addition, RAC took a third-quarter charge of $693 million in connection with its commuter aircraft business and $52 million related to used general aviation aircraft, which resulted in a loss for the year.

While focusing on its core aircraft development and manufacturing issues, RAC sold a majority stake in Raytheon Aerospace, a Madison, Miss.-based operation that manages and services government aircraft. In December, RAC announced an intention to combine its fractional ownership business with another fractional ownership provider. The new company, Flight Options LLC, would be majority owned by Flight Options, Inc.

Pioneering business jets

Marking the beginning of a new age in general aviation, RAC delivered 18 Premier I business jets in 2001, after achieving FAA certification in March.

As the first certified composite-fuselage business jet, the Premier I gives Raytheon "game-changing" construction technology. Composite construction contributes to greater cabin space, increased strength, and decreased weight, which are key factors in customer acceptance and in producibility.

RAC's second composite fuselage jet, the Hawker Horizon super mid-sized business jet, took to the skies for the first time on August 11.

Military aviation

In the fourth quarter, the U.S. government approved full-rate production of the T-6A Texan II military aircraft trainer, followed by a contract with a potential value of $1.2 billion for 234 aircraft and ground support services. Raytheon is honored to build the new primary trainer for what should be generations of U.S. military pilots and pilots from other nations.

The new trainer began service in October 2001 with the U.S. Air Force at Moody Air Force Base, Georgia. The program is scheduled to continue through the year 2017, with nearly 800 aircraft expected to be built for the U.S. Air Force and U.S. Navy. In addition, RAC expects to build a significant amount for international customers.

Raytheon humanitarian flights

Raytheon Aircraft employees reached out to others following the tragic events of September 11, as volunteer pilots flew special humanitarian "Lifeguard" missions as part of the relief effort. "These missions," said Raytheon Aircraft Pilot Mark Loyacano, "have a special meaning for everyone."

Restore, revitalize, rebuild

The people of the Raytheon Aircraft Company of today are focused on five fundamental tenets:

- Make quality the centerpiece of the commitment to each other and to the customer;
- Create a flawless total customer experience;
- Drive for process excellence in critical processes;
- Create relationships with partners and suppliers that lead to competitive advantage;
- Engage, enable, and energize employees in the transformation of the reputation and performance of Raytheon Aircraft.

By focusing Raytheon Six Sigma resources and expertise on these five specific areas, the Raytheon Aircraft Company is rebuilding on the principles of the Hawker and Beechcraft legacies.



Helping new ideas take flight

RAYTHEON AIRCRAFT COMPANY

Dean Kamen, a Raytheon customer and prolific inventor, proudly shows off his Raytheon Aircraft Company Premier I business jet and his own contribution to human travel, the Segway™ Human Transporter. The Premier I features advanced avionics and a composite fuselage construction that adds cabin space, increases strength, and decreases weight. "The Premier is the way of the future," said Kamen. "I am impressed by its technology, avionics, and performance." Who better to appreciate innovation than an innovator?



Shaping the future

Teachers from Porto Velho, capital of the state of Rondonia, Brazil, show their enthusiasm for the Raytheon Amazon Education Program, which is funded by a $4 million grant from Raytheon and which provides continuing education training for Brazilian teachers. Raytheon is working with the Brazilian government to develop the System for the Vigilance of the Amazon (SIVAM), a network of systems to protect two million square miles of the world's largest tropical rain forest. More than 750 teachers from 136 elementary schools near three SIVAM regional centers participate in the education program. But the real beneficiaries are their 32,000 students — with their 32,000 dreams for the future.

GLOBAL PRESENCE

Connecting with the world

From the Amazon region of Brazil to Canada, Europe, the Middle East, and Australia, Raytheon technology serves critical needs in every corner of the globe.

Raytheon's international activities are as diverse as the people of the nations the company serves. In 2001, Raytheon had more than $3 billion in international bookings.

Raytheon Systems Limited

Raytheon's U.K.-based subsidiary is Raytheon Systems Limited (RSL). RSL is the prime contractor for the U.K. Ministry of Defence Airborne Stand-Off Radar (ASTOR) program. Integrated on board a Bombardier Global Express® aircraft, ASTOR is a highly sophisticated, long-range airborne surveillance system with dual-mode radar and operator workstations.

In early 2002, a Global Express aircraft was being converted and integrated with the ASTOR system by RSL and Raytheon's Aircraft Integration Systems (AIS) business. While Raytheon announced in January 2002 its intention to sell AIS, the prime contractor on ASTOR will continue to be RSL. (Completion of the AIS sale was announced March 11, 2002.)

Trans-Atlantic joint venture

In 2001, the company announced the formation of Raytheon's joint venture with Thales. The new enterprise, Thales Raytheon Systems, has operating subsidiaries in Fullerton, Calif., and in greater Paris. It encompasses air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.

Raytheon Australia

The rich history of military cooperation with Australia will soon enter a new era with the planned delivery of the Royal Australian Navy's Collins class of submarines. Raytheon Australia will deliver the combat control and weapon control system and the heavyweight torpedoes.

The new combat and weapon control system is compatible with U.S. Navy systems currently at sea. This common architecture will facilitate joint operations to defend the sea-lanes of the South Pacific for years to come.

Canadian air traffic control system

Guiding aircraft over one of the world's largest nations with millions of square miles of airspace is no small task. Raytheon Canada is helping make that possible with the Canadian Automated Air Traffic System, or CAATS, which will integrate radar, flight data, weather, and important operational information with high performance workstations.

Environmental monitoring

The Amazon River basin is home to more than two million species. To monitor this fragile region, the Brazilian government is working with Raytheon to develop the System for the Vigilance of the Amazon, or SIVAM.

It will use state-of-the-art technology to monitor weather and climate conditions, biodiversity, and forestry, and to guide air traffic, prevent illegal activities, and create a framework for land development.

Reaching out to the world

With a strategy based on subsidiaries, joint ventures, exports, and the efforts of global business development offices through Raytheon International, Inc., Raytheon is reaching out to the world — to protect and improve the quality of life.



Thomas M. Culligan
Executive Vice President
Business Development
Chief Executive Officer
Raytheon International, Inc.

Projecting a global presence

A crucial element in the U.K. Ministry of Defence Airborne Stand-Off Radar (ASTOR) program, the Global Express aircraft (below) is currently being converted and integrated with the ASTOR system. U.K.-based Raytheon Systems Limited is the prime contractor for the ASTOR program.



Financial Table of Contents

Five-Year Statistical Summary

(In millions except share amounts and total employees)	**2001**	2000	1999	1998	1997
Results of Operations					
Net sales	**$ 16,867**	$ 16,895	$ 17,201[4]	$ 17,364	$ 11,537
Operating income	**759[1]**	1,625	1,592[5]	2,259[8]	1,040[11]
Interest expense, net	**660**	736	703	697	343
Income from continuing operations	**5[1]**	498	502[6]	1,019[9]	507[12]
Net income (loss)	**(763)[2]**	141[3]	404[7]	844[10]	511[13]
Diluted earnings per share from continuing operations	**$ 0.01[1]**	$ 1.46	$ 1.47[6]	$ 2.98[9]	$ 2.10[12]
Diluted earnings (loss) per share	**(2.11)[2]**	0.41[3]	1.19[7]	2.47[10]	2.11[12]
Dividends declared per share	**0.80**	0.80	0.80	0.80	0.80
Average diluted shares outstanding (in thousands)	**361,323**	341,118	340,784	341,861	241,886
Financial Position at Year-End					
Cash and cash equivalents	**$ 1,214**	$ 871	$ 230	$ 421	$ 296
Current assets	**8,362**	8,013	8,602	8,464	8,911
Property, plant, and equipment, net	**2,353**	2,491	2,387	2,237	2,812
Total assets	**26,636**	26,777	27,289	27,223	27,668
Current liabilities	**5,753**	4,865	7,133	6,114	10,380
Long-term liabilities (excluding debt)	**1,861**	2,035	1,899	2,149	2,496
Long-term debt	**6,875**	9,054	7,298	8,163	4,406
Total debt	**8,239**	9,931	9,769	8,988	10,050
Mandatorily redeemable equity securities	**857**	—	—	—	—
Stockholders' equity	**11,290**	10,823	10,959	10,797	10,386
General Statistics					
Total backlog	**$ 26,469**	$ 26,530	$ 24,978	$ 20,157[14]	$ 18,615
U.S. government backlog included above	**17,763**	17,374	15,239	13,472[14]	12,360
Capital expenditures	**486**	431	524	468	441
Depreciation and amortization	**729**	694	699	734	424
Total employees	**87,200**	93,700	97,600	99,500	109,600

(1) Includes a charge of $745 million pretax, $484 million after-tax, or $1.34 per diluted share.

(2) Includes a charge of $745 million pretax and a loss from discontinued operations of $1,143 million pretax. The impact of these items combined was a net charge of $1,236 million after-tax, or $3.42 per diluted share.

(3) Includes a loss from discontinued operations of $513 million pretax, $357 million after-tax, or $1.05 per diluted share.

(4) Includes charges of $180 million.

(5) Includes charges of $195 million and restructuring and special charges of $197 million, offset by $65 million of favorable adjustments to restructuring-related reserves.

(6) Includes charges of $195 million pretax and restructuring and special charges of $211 million pretax, offset by favorable adjustments to restructuring-related reserves of $65 million pretax and a net gain on sales of operating units and investments of $23 million pretax. The impact of these items combined was a net charge of $195 million after-tax, or $0.57 per diluted share.

(7) Includes charges of $195 million pretax, restructuring and special charges of $211 million pretax, and a loss from discontinued operations of $70 million pretax, offset by favorable adjustments to restructuring related reserves of $65 million pretax and a net gain on sales of operating units and investments of $23 million pretax.The impact of these items combined was a net charge of $240 million after-tax, or $0.70 per diluted share.

(8) Includes special charges of $167 million.

(9) Includes special charges of $167 million pretax and a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $41 million after-tax, or $0.12 per diluted share.

(10) Includes special charges of $167 million pretax and a loss from discontinued operations of $270 million pretax, offset by a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $216 million after-tax, or $0.63 per diluted share.

(11) Includes restructuring and special charges of $370 million.

(12) Includes restructuring and special charges of $370 million pretax and a net gain on sales of operating units of $72 million pretax. The impact of these items combined was a net charge of $194 million after-tax, or $0.80 per diluted share.

(13) Includes restructuring and special charges of $370 million pretax, offset by income from discontinued operations of $6 million pretax. The impact of these items combined was a net charge of $190 million after-tax, or $0.79 per diluted share.

(14) During 1998, the Company changed its method of reporting backlog at certain locations in order to provide a consistent method of reporting across and within the Company's businesses. Backlog includes the full value of contract awards when received, excluding awards and options expected in future periods. Prior to the change, contract values which were awarded but incrementally funded were excluded from reported backlog for some parts of the business. The one-time impact of this change was a $1.1 billion increase to backlog, related principally to U.S. government contracts. Prior periods have not been restated for this change.

Note: The Company acquired Texas Instruments' defense business in July 1997 and merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. In December 1997, the Company issued 102.6 million shares of common stock in connection with the merger with Hughes Defense.

Overview

Raytheon Company (the "Company") is one of the largest defense electronics contractors in the world, serving all branches of the U.S. military and other U.S. government agencies, along with many allied governments including those in NATO. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance, and reconnaissance (ISR); command, control, communication, and information systems; naval systems; air traffic control systems; and technical services. The Company's defense electronics businesses are well positioned to capitalize on emerging opportunities in missile defense; ISR electronics; precision strike systems; and homeland defense. Due to the multi-year defense spending cycle, recent increased budget authorizations in these areas are expected to favorably impact the Company's defense electronics businesses over the next several years.

Raytheon's commercial electronics businesses leverage defense technologies in commercial markets. The Company remains concerned about the overall commercial market outlook for 2002 and expects continuing pressure on the capital available for commercializing defense technologies.

Raytheon Aircraft is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and government customers worldwide. The Company continues to see soft demand for new and used aircraft in 2002.

Defense Industry Considerations

Few developments have altered the defense and security environment of the United States as dramatically as the events of September 11. In response, the U.S. has committed itself to a long-term war on terrorism, just as the U.S. and its allies have recognized the need to rebuild aging forces and transform capabilities to match 21st Century demands. The fiscal year 2002 budget reflects America's intentions to replenish ammunition and develop new technologies required to defend the nation. Homeland security has become central to this strategy. The effects are transforming entire organizations, from the Justice Department, the State Department, and the Treasury Department, to the Department of Defense.

Efforts to transform and modernize the military, which had been under review prior to September 11, are expected to move forward. The Quadrennial Defense Review (QDR), which focused on the military challenges of the future, highlighted the need for advanced technology and defense electronics to meet new and emerging threats, from protecting the homeland against terrorism and missile attack, to using information as a distinct battle area advantage, to projecting power globally by using intelligence and long-range missiles.

The Company focuses on key mission enabling technologies, rather than individual platforms, to address these and other requirements. The Company's electronics suites are appropriate to multiple platforms. Defense electronics, which are critical to the development of new weapons systems and to modernize aging platforms, comprise the bulk of the Company's product line.

The Company has several thousand programs. This reduces some of the risk and volatility often inherent in the defense industry. The Company is less sensitive to the funding of a particular platform due to the breadth of the Company's product portfolio and expertise across multiple platforms. This approach helps to position the Company as a likely participant on programs to modernize and upgrade existing weapons platforms with sensors, controls, and weapons.

Systems to combat terrorism, particularly ISR, advanced sensors, and image processing systems, are expected to experience significant growth. Inventories of precision strike weapons, particularly air-to-ground missiles and bombs, are being replenished. The need for sophisticated command, control, and communications systems, used both on the battlefield and at home for recovery operations if disaster strikes, is growing.

In the area of homeland defense, the Company has skills, experience, and technology in areas such as airport security; command, control, and communications; and the integration and fusion of sensory inputs for real-time decision support. This is a new market with significant uncertainty and the ultimate customer and available funding has yet to be determined.

The Company provides significant elements for leading missile defense initiatives. The Company's hit-to-kill weapons, radars, sensors, and software systems provide a significant presence on both national and theater missile defense programs.

The Company generally acts as a prime contractor or subcontractor on its programs. The funding of U.S. government programs is subject to Congressional appropriation. While Congress generally appropriates funds on a fiscal year basis, major defense programs are usually conducted under binding contracts over multiple years, which provides a level of continuity uncommon to many industries.

The termination of funding for a U.S. government program could result in a loss of future revenues, which would have a negative impact on the Company's financial position and results of operations. Failure of the U.S. government to commit additional funds to programs already underway could increase the Company's cost of doing business.

U.S. government contracts are generally subject to oversight audits and contain provisions for termination. Failure to comply with U.S. government regulations could lead to suspension or debarment from U.S. government contracting.

Sales to the U.S. government may be affected by changes in procurement policies, budget considerations, changing defense requirements, and political developments. The influence of these factors, which are largely beyond the Company's control, could impact the Company's operations. The loss of one or more critical U.S. government contracts could have a negative impact on the Company's financial position and results of operations.

Consolidated Results of Operations

Net sales were $16.9 billion in 2001 and 2000 and $17.2 billion in 1999. Sales to the U.S. Department of Defense were 61 percent of sales in 2001, 57 percent in 2000, and 56 percent in 1999. Total sales to the U.S. government, including foreign military sales, were 71 percent of sales in 2001, 66 percent in 2000, and 68 percent in 1999. International sales, including foreign military sales, were 21 percent of sales in 2001 and 2000 and 23 percent in 1999.

Gross margin was $2.5 billion in 2001, $3.4 billion in 2000, and $3.5 billion in 1999, or 14.6 percent of sales in 2001, 19.9 percent in 2000, and 20.4 percent in 1999. In 2001, the Company recorded charges of $745 million at Raytheon Aircraft, described below. In 2000, the Company recorded $74 million of favorable adjustments to restructuring-related reserves, described below, that were more than offset by unfavorable contract adjustments. In 1999, the Company recorded restructuring and special charges, described below, of $123 million, net ($188 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves). Excluding the 2001 and 1999 charges, gross margin was $3.2 billion in 2001, $3.4 billion in 2000, and $3.6 billion in 1999 or 19.0 percent of sales in 2001, 19.9 percent in 2000, and 21.2 percent in 1999. The decrease in margin as a percent of sales in 2001 was primarily due to lower margins at Raytheon Aircraft. The decrease in margin as a percent of sales in 2000 was primarily due to a decline in higher margin foreign direct programs, lower volume from missile and missile defense systems, and lower margins at Raytheon Aircraft. Included in gross margin was pension income of $286 million, $186 million, and $15 million in 2001, 2000, and 1999, respectively. Due to recent market conditions, the Company anticipates 2002 pension income to decrease to approximately $85 million. Subject to market conditions and the impact of changes in actuarial assumptions, including the discount rate and expected return on plan assets, the Company expects to record pension expense of approximately $145 million in 2003.

Administrative and selling expenses were $1,232 million or 7.3 percent of sales in 2001, $1,214 million or 7.2 percent of sales in 2000, and $1,417 million or 8.2 percent of sales in 1999. In 1999, the Company recorded restructuring charges, described below, of $9 million. The decrease in administrative and selling expenses in 2000 was the result of the Company's cost reduction initiatives.

Research and development expenses were $475 million or 2.8 percent of sales in 2001, $526 million or 3.1 percent of sales in 2000, and $508 million or 3.0 percent of sales in 1999. The decrease in research and development expenses in 2001 was due primarily to more focused research and development efforts and new program investments made during 2000.

Operating income was $759 million or 4.5 percent of sales in 2001, $1,625 million or 9.6 percent of sales in 2000, and $1,592 million or 9.3 percent of sales in 1999. In 2001, the Company recorded charges of $745 million at Raytheon Aircraft, described below. In 2000, the Company recorded $74 million of favorable adjustments to cost of sales that were more than offset by unfavorable contract adjustments. In 1999, the Company recorded restructuring and special charges, described below, of $132 million, net ($197 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves). Excluding the 2001 and 1999 charges, operating income was $1,504 million in 2001, $1,625 million in 2000, and $1,724 million in 1999, or 8.9 percent of sales in 2001, 9.6 percent of sales in 2000, and 10.0 percent of sales in 1999. The changes in operating income by segment are discussed below.

Interest expense, net was $660 million in 2001, $736 million in 2000, and $703 million in 1999. The decrease in 2001 was due primarily to lower average debt and higher average cash equivalent balances during the year, and lower weighted-average cost of borrowing due in part to various interest rate swaps entered into in 2001, as described below in Capital Structure and Resources. In 2001, the Company allocated $18 million of interest expense to discontinued operations. The increase in 2000 was primarily due to higher weighted-average interest rates resulting from the Company's issuance of long-term debt to replace short-term borrowings. The weighted average cost of borrowing was 7.1 percent in 2001, 7.3 percent in 2000, and 6.9 percent in 1999.

Other income, net was $18 million in 2001 versus other expense, net of $12 million in 2000 and other income, net of $9 million in 1999. Included in other income and expense are primarily gains and losses on divestitures and equity losses in unconsolidated subsidiaries as described in Note S, Other Income and Expense of the Notes to Consolidated Financial Statements.

The effective tax rate was 95.7 percent in 2001, 43.2 percent in 2000, and 44.1 percent in 1999. The effective tax rate reflects the United States statutory rate of 35 percent reduced by foreign sales corporation tax credits and ESOP dividend deductions, increased by non-deductible amortization of goodwill. The higher effective tax rate in 2001 resulted from the increased effect of non-deductible amortization of goodwill on lower income before taxes resulting primarily from the charge at Raytheon Aircraft. Excluding this charge, the effective tax rate was 43.3 percent. Effective January 1, 2002, the Company will discontinue the amortization of goodwill as required by SFAS No. 142, described below, and expects a commensurate reduction in its effective tax rate. At December 31, 2001, the Company had net operating loss carryforwards of $1.2 billion that expire in 2020 and 2021 and foreign tax credit carryforwards of $58 million that expire in 2004 through 2006. The Company believes it will be able to utilize all of these carryforwards over the next 2 to 4 years.

Income from continuing operations was $5 million, or $0.01 per diluted share on 361.3 million average shares outstanding in 2001, $498 million, or $1.46 per diluted share on 341.1 million average shares outstanding in 2000, and $502 million, or $1.47 per diluted share on 340.8 million average shares outstanding in 1999. The increase in average shares outstanding was due primarily to the issuance of 14,375,000 and 31,578,900 shares of common stock in May and October 2001, respectively.

In 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract costs be expensed as incurred. The Company recorded a charge of $53 million after-tax, or $0.16 per diluted share, reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle.

The loss from discontinued operations, described below, was $752 million after-tax, or $2.08 per diluted share in 2001, $357 million after-tax, or $1.05 per diluted share in 2000, and $45 million after-tax, or $0.13 per diluted share in 1999.

There was an extraordinary loss from debt repurchases of $16 million after-tax or $0.04 per diluted share in 2001. There were no such losses in 2000 or 1999.

The net loss was $763 million, or $2.11 per diluted share in 2001 versus net income of $141 million, or $0.41 per diluted share in 2000 and $404 million, or $1.19 per diluted share in 1999.

Total employment related to continuing operations was 87,200 at December 31, 2001, 93,700 at December 31, 2000, and 97,600 at December 31, 1999. The decrease in 2001 was due primarily to divestitures. The decrease in 2000 was driven by divestitures and restructuring initiatives, primarily at the Company's defense electronics businesses.

Prior Period Charges from Continuing Operations

The Company acquired Texas Instruments' defense business (TI Defense) on July 11, 1997, merged with the defense business of Hughes Electronics Corporation (Hughes Defense) on December 17, 1997, and created Raytheon Systems Company (RSC) in December 1997. In conjunction with the formation of RSC, the Company announced plans to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. The principal actions involved the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence. In 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees. Also in 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions.

1997 and 1998 Activity

Prior to 1999, the Company recorded restructuring charges of $220 million, which were included in cost of sales. The Company also accrued $584 million as liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense and recorded this amount as an increase to goodwill.

1999 Activity

In the third quarter of 1999, the Company recorded a $35 million restructuring charge, which was included in cost of sales, for higher than originally estimated exit costs related to certain TI Defense and Hughes Defense actions. The estimate for employee-related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility-related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company also accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition in 1999 and recorded this amount as an increase to goodwill.

In the fourth quarter of 1999, the Company determined that the cost of certain restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to cost of sales. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs included a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

Also in the third quarter of 1999, the Company recorded a $102 million restructuring charge, of which $93 million was included in cost of sales and $9 million was included in administrative and selling expenses, to further reduce the workforce by 2,200 employees and vacate and dispose of an additional 2.7 million square feet of facility space, primarily at the Company's defense electronics businesses. Employee-related exit costs of $55 million included severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility-related exit costs of $47 million included the costs for lease termination, building closure and disposal, and equipment disposition.

In 1999, the Company recorded the following restructuring charges and favorable adjustments to restructuring-related reserves, discussed above, and special charges, discussed below, which were included in the statements of income and classified as a reduction in net sales or included in cost of sales, administrative and selling expenses, or other expense as indicated below:

(In millions)	Net Sales	Cost of Sales	Admin. and Selling Expenses	Other Expense	Total
Restructuring charges		$128	$9		$137
Favorable adjustments to restructuring-related reserves		(65)			(65)
Special charges					
Iridium LLC	$ 15	6		$14	35
Korean business venture		33			33
Exit PRT business		6			6
Contract-related charges	165	30			195
Total	$180	$138	$9	$14	$341

In 1999, the Company recorded a $35 million special charge to write down its minority investment and receivables related to Iridium LLC, which filed for Chapter 11 protection from creditors on August 13, 1999. The Company also recorded a $33 million special charge to write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track.

In 1999, the Company recorded $195 million of contract-related operating charges of which $165 million was recorded as a reduction to net sales and $30 million was included in cost of sales. Approximately $130 million related to changes in estimates on three contracts, two of which were fixed price U.S. government contracts that were in loss positions. One had been expected to realize certain efficiencies that did not materialize and the other had completed the development phase at higher than expected costs which resulted in a higher loss than originally anticipated, therefore, additional loss provisions were recorded. The third was a fixed price commercial program in a new line of business on which costs were running higher than the initial projections, therefore, a loss provision was recorded.

2000 and 2001 Activity

In 2000, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded $74 million of favorable adjustments to cost of sales. In addition, the Company recorded a $12 million reduction in goodwill related to the restructuring initiatives. The estimate for employee-related exit costs decreased by $45 million due to lower than anticipated costs for severance as a result of higher employee attrition and transfers within the Company during the year. The estimate for facility-related exit costs decreased by $41 million due to more rapid exit from facilities, including two facilities sold during 2000 in connection with the divestiture of non-core business operations, and the identification of alternative uses for facilities originally identified for disposition.

During 2001, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded an $8 million favorable adjustment to cost of sales.

Summary

The total cost of all restructuring actions discussed above is currently estimated at $1.3 billion, of which $794 million pertains to exit costs. The balance pertains to capital expenditures and period expenses related to restructuring and consolidation activities. Approximately $404 million of the exit costs relate to employee severance and $390 million relate to facilities. A significant portion of these costs are eligible for future recovery through the pricing of products and services to the U.S. government. Through December 31, 2001, employment had been reduced by approximately 12,400 people and 12.3 million square feet had been vacated. The Company essentially completed all restructuring actions during 2000 except for ongoing idle facility costs.

Segment Descriptions

Electronic Systems (ES) is the largest segment and represents the majority of the Company's defense electronics businesses. ES focuses on missile systems including anti-ballistic missile systems; air defense; air-to-air, surface-to-air, and air-to-surface missiles; naval and maritime systems; ship self-defense systems; torpedoes; strike, interdiction and cruise missiles; and advanced munitions. ES also specializes in radar, electronic warfare, infrared, laser, and GPS technologies with programs focusing on land, naval, airborne, and spaceborne systems used for surveillance, reconnaissance, targeting, navigation, commercial, and scientific applications. Some of the leading programs in ES include: the Patriot Air Defense System; the ground based radar for the THAAD system; technologies for the U.S. Missile Defense Agency; the Tomahawk Cruise Missile program; airborne radar systems for the B-2, F-14, F-15, F/A-18, AV-8B, and the next generation F-22 programs; sensors for applications such as the Global Hawk and Predator Unmanned Aerial Vehicle Reconnaissance System; and advanced night vision technologies.

Command, Control, Communication and Information Systems (C3I) is involved in battle management systems; communication systems; network security software; fire control systems; high resolution space-based imaging systems; air traffic control systems; tactical radios; satellite communication ground control terminals; wide area surveillance systems; ground-based information processing systems; image processing; large scale information retrieval, processing, and distribution systems; and global broadcast systems. Some of the leading programs in C3I include: the U.S. Navy's Cooperative Engagement Capability program that integrates sensor information from multiple sources to provide ships, aircraft, and land-based installations an integrated air picture; the Brazilian System for the Vigilance of the Amazon program, which will provide an integrated information network linking numerous sensors to regional and national coordination centers; and air traffic control and weather systems at airports worldwide, including the Federal Aviation Administration/Department of Defense's Standard Terminal Automation Replacement System program. Through C3I, the Company formed a trans-atlantic joint venture, Thales Raytheon Systems (TRS), encompassing air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.

Technical Services (TS) provides information technology services, training programs, and logistics and base operations support throughout the U.S. and in nearly 40 other countries. TS performs complete engineering and depot-level cradle-to-grave support to the Company's manufactured equipment and to various commercial and military customers. TS is a world leader in providing and supporting range instrumentation systems and bases worldwide for the Department of Defense. It also provides missile range calibration services for the U.S. Air Force, trains U.S. Army personnel in battlefield tactics, and supports undersea testing and evaluation for the U.S. Navy. TS provides operations and engineering support to the Atlantic Underwater Test and Evaluation Center, range technical support, and facilities maintenance at several Department of Defense facilities, including the U.S. Army's missile testing range in the Kwajalein Atoll.

Aircraft Integration Systems (AIS) focuses on the integration of airborne surveillance and intelligence systems and aircraft modifications. AIS develops and integrates complex electronic systems for airborne ISR missions. AIS modernizes aging aircraft through structural refurbishment and electronics upgrades. AIS also provides support to Special Operations forces. In March 2002, the Company sold AIS.

The Company's commercial electronics businesses produce, among other things, precision optical products for defense, medical, commercial, and telecommunications customers; gallium arsenide integrated circuits and power amplifiers for defense and wireless communications customers; thermal imaging products for the public safety, industrial, and automotive markets; navigation and communication systems for the commercial and military marine markets; and other electronic components for a wide range of applications.

Raytheon Aircraft Company (RAC) offers a broad product line of aircraft and aviation services in the general aviation market. RAC manufactures, markets, and supports business jets, turboprops, and piston-powered aircraft for the world's commercial, regional airlines and military aircraft markets. RAC's piston-powered aircraft line includes the single-engine Beech Bonanza and the twin-engine Beech Baron aircraft for business and personal flying. The King Air turboprop series includes the Beech King Air C90B, B200, and 350. The jet line includes the Beechjet 400A light jet and the Hawker 800XP midsize business jet, and the Premier I entry-level business jet which completed FAA certification and had its first deliveries in 2001. A new super midsize business jet, the Hawker Horizon, is currently in development, with anticipated airplane certification in 2003. RAC supplies aircraft training systems, including the T-6A trainer selected as the next-generation trainer for the U.S. Air Force and Navy under the Joint Primary Aircraft Training System. Additionally, RAC produces special mission aircraft, including military versions of the King Air aircraft and the U-125 search-and-rescue variant of the Hawker 800. RAC also produces a 19-passenger regional airliner.

Segment Results

Net Sales (In millions)	**2001**	2000	1999
Electronic Systems	**$ 8,000**	$ 7,584	$ 8,001
Command, Control, Communication and Information Systems	**3,770**	3,419	3,767
Technical Services	**2,042**	1,810	1,885
Aircraft Integration Systems	**1,120**	1,220	1,094
Commercial Electronics	**453**	666	749
Aircraft	**2,572**	3,220	2,709
Corporate and Eliminations	**(1,090)**	(1,024)	(1,004)
Total	**$ 16,867**	$ 16,895	$ 17,201

Operating Income (In millions)	**2001**	2000	1999
Electronic Systems	**$ 1,098**	$ 1,039	$ 1,156
Command, Control, Communication and Information Systems	**396**	358	374
Technical Services	**159**	124	122
Aircraft Integration Systems	**25**	48	(61)
Commercial Electronics	**(57)**	(4)	(30)
Aircraft	**(772)**	164	163
Corporate and Eliminations	**(90)**	(104)	(132)
Total	**$ 759**	$ 1,625	$ 1,592

ES had 2001 sales of $8.0 billion versus $7.6 billion in 2000 and $8.0 billion in 1999. The increase in sales in 2001 was primarily due to higher volume across most business units. Included in the 2000 results were sales of $120 million related to the optical systems business which was sold in December 2000. The decrease in sales in 2000 was due to a decrease in volume from missiles and missile defense systems. Operating income was $1.1 billion in 2001 versus $1.0 billion in 2000 and $1.2 billion in 1999. The increase in operating income in 2001 was due to higher volume and the favorable impact of higher pension income. Included in the 2000 results were $63 million of favorable adjustments to restructuring-related reserves. Included in the 1999 results were charges of $95 million, net ($164 million of operating charges and restructuring and special charges offset by $69 million of favorable adjustments to restructuring-related reserves). The decrease in operating income in 2000 was due to a decline in higher margin foreign direct programs and lower volume from missiles and missile defense systems. Risks ES faces in 2002 include the timing of increased defense expenditures, both in the U.S. and internationally, and maintaining its market share in key markets.

C3I had 2001 sales of $3.8 billion versus $3.4 billion in 2000 and $3.8 billion in 1999. The increase in 2001 was primarily due to higher volume in U.S. Navy, domestic air traffic control, classified, and secure network programs. The decrease in sales in 2000 was due to the divestiture of the flight simulation business, the planned wind-down of certain international projects, and lower volume from air traffic control programs. Operating income was $396 million in 2001 versus $358 million in 2000 and $374 million in 1999. Included in the 1999 results were charges of $71 million. The increase in operating income in 2001 was due to higher volume and the favorable impact of higher pension income. The decrease in operating income in 2000 was due to lower volume and a net $25 million write-down which included negative contract adjustments on several communications programs partially offset by favorable adjustments. Risks C3I faces in 2002 include the completion of several software intensive communications programs currently in development and subsequent transition to production.

TS had 2001 sales of $2.0 billion versus $1.8 billion in 2000 and $1.9 billion in 1999. The increase in sales in 2001 was due primarily to higher volume from new programs. The decrease in sales in 2000 was due to the divestiture of the flight simulation business. Operating income was $159 million in 2001 versus $124 million in 2000 and $122 million in 1999. The increase in operating income in 2001 was due to higher volume and the favorable impact of higher pension income. Included in the 1999 results were charges of $6 million. Risks TS faces in 2002 include protecting and growing its core business in light of three major contracts coming up for re-competition in 2002.

AIS had 2001 sales of $1.1 billion versus $1.2 billion in 2000 and $1.1 billion in 1999. The decrease in sales in 2001 was due primarily to several Navy, Air Force, and commercial programs nearing completion, partially offset by increased volume on the Airborne Stand-Off Radar (ASTOR) program. Sales from the ASTOR program accounted for the increase in sales in 2000. Operating income was $25 million in 2001 versus $48 million in 2000 and an operating loss of $61 million in 1999. Included in the 2001 results were contract write-downs on the Boeing Business Jet (BBJ) program of $39 million and other contract adjustments of $20 million. Included in the 2000 results were contract write-downs on the BBJ program of $67 million. Included in the 1999 results were charges of $107 million which included $25 million of contract write-downs on the BBJ program.

In March 2002, the Company sold AIS for $1.1 billion. As part of the transaction, the Company will remain the prime contractor of the ASTOR program, which had sales of $230 million and operating income of $18 million in 2001, and the BBJ program, which is nearing completion. The Company is also retaining $90 million of BBJ-related assets, $19 million of receivables and other assets, and rights to a $25 million jury award related to a 1999 claim against Learjet. The jury award is subject to appeal. Schedule delays, cost growth, and other variables could have a negative effect on the realizability of the BBJ-related assets. The timing and amount of net realizable value of these retained assets are uncertain and subject to a number of unpredictable market forces.The initial adoption of SFAS No. 142, described below, is expected to result in at least a $400 million impairment charge related to AIS.

Commercial Electronics (CE) had 2001 sales of $453 million versus $666 million in 2000 and $749 million in 1999. The decrease in 2001 sales was primarily due to the divestiture of the recreational marine business, lower volume at RF Components due to reduced industry-wide demand and pricing pressures for cellular handset components. The decrease in sales in 2000 was primarily due to the divestiture of the Company's Cedarapids subsidiary in the third quarter of 1999. The operating loss was $57 million in 2001 compared to $4 million in 2000 and $30 million in 1999. The increase in the 2001 operating loss was primarily due to the decline in volume, discussed above. Contributing to the loss in 2000 was an $8 million restructuring charge at Raytheon Marine's High Seas division combined with lower volume at that division, the divestiture of Cedarapids, and investments in new technology ventures offset by a $21 million favorable settlement on a commercial training contract. Included in the 1999 results were charges of $44 million. Risks CE faces in 2002 include the overall economy and health of its commercial markets especially wireless communications, and achieving appropriate economies of scale in automotive electronics.

RAC had 2001 sales of $2.6 billion versus $3.2 billion in 2000 and $2.7 billion in 1999. The decrease in sales in 2001 was due to lower aircraft deliveries and the divestiture of Raytheon Aerospace. The increase in sales in 2000 was driven by higher aircraft deliveries. The operating loss was $772 million in 2001 compared to operating income of $164 million in 2000 and $163 million in 1999. Included in the 2001 results was a charge of $693 million related to the commuter aircraft business. This was a result of continued weakness in the commuter aircraft market and the impact of the events of September 11, 2001 on the commuter airline industry. The charge consisted of an impairment charge for commuter aircraft and the establishment of a reserve for estimated exposures on customer financed assets due to defaults, refinancings, and remarketing of used aircraft. The Company also recorded a charge of $52 million in 2001 to write down the value of certain used general aviation aircraft. The Company expects that the conditions giving rise to the charges will negatively affect its cash flow by approximately $350 million over a four-year period. Excluding the 2001 charges, operating income as a percent of sales was down in 2001 due to adverse sales mix, in general, and margin pressure on T-6A, Beechjet, and used aircraft due to the current market environment. Operating income as a percent of sales was down in 2000 due to a $19 million contract cost adjustment on a fixed price T-6A military trainer option exercised by the customer in 2000, higher production costs, pricing pressure on commuter aircraft, narrower spreads on customer financing due to higher interest rates, and the impact of SAP implementation on certain RAC customer support operations. The Company remains concerned about the market outlook at RAC for both new and used aircraft in 2002 and 2003 and continues to monitor the status of new aircraft programs at RAC: the production and delivery schedule for the Premier I aircraft and the development cost of the Horizon aircraft. Risks RAC faces in 2002 include commuter aircraft exposures, used aircraft inventory management, and cost management initiatives to protect the Company's results of operations against weaker than planned demand.

RAC responded to a softening market by implementing workforce reductions, adjusting production rates, cutting additional costs, and reducing factory and fleet inventory expenses to bring costs in line with a slowing economy. For the entire year, RAC eliminated approximately 1,800 positions. The Company also continues to review production rates.

Backlog at December 31 (In millions)	2001	2000	1999
Electronic Systems	**$12,371**	$11,968	$ 10,681
Command, Control, Communication and Information Systems	**5,592**	5,396	5,135
Technical Services	**1,952**	2,135	2,029
Aircraft Integration Systems	**1,922**	2,120	2,335
Commercial Electronics	**467**	513	516
Aircraft	**4,165**	4,398	4,282
Total	**$26,469**	$26,530	$24,978
U.S. government backlog included above	**$17,763**	$17,374	$15,239

Approximately $275 million of backlog was reclassified from Electronic Systems to Command, Control, Communication and Information Systems in 2001 in connection with the formation of the TRS joint venture, described above. In addition, in connection with the sale of a majority interest in the Company's aviation support business in 2001, Aircraft backlog was reduced by $228 million. Included in the AIS backlog is $1,050 million related to the ASTOR program, on which the Company will remain the prime contractor in connection with the sale of AIS.

Bookings (In millions)	2001	2000	1999
Electronic Systems	**$8,775**	$8,912	$ 8,843
Command, Control, Communication and Information Systems	**3,744**	4,036	4,659
Technical Services	**1,248**	1,576	1,626
Aircraft Integration Systems	**905**	972	2,252
Commercial Electronics	**331**	615	820
Aircraft	**2,567**	3,336	4,477
Total	**$17,570**	$19,447	$22,677

The decreases in 2001 and 2000 were due to the impact of divestitures as well as several large bookings with extended periods of performance at C3I, TS, and AIS in 1999. In addition, the Company's commercial businesses have been affected by softening market conditions, resulting in declining orders.

Discontinued Operations

In 2000, the Company sold its engineering and construction business to Washington Group International (WGI) for $73 million in cash plus assumption of debt and other obligations. At the time of the sale, the Company had, either directly or through a subsidiary that it still owns, outstanding letters of credit, performance bonds, and parent guarantees of performance and payment (the "Support Agreements") on many long-term construction contracts. The Support Agreements were provided to owners at the time of contract award as security to the owners for the underlying contract obligations. Often the total security was capped at the value of the contract price to secure full performance, including the payment of liquidated damages available under the contract. At the time of the sale to WGI, Raytheon Engineers & Constructors (RE&C) had outstanding contracts with total values in excess of $5 billion in various stages of completion. At December 31, 2001, the amount of letters of credit, performance bonds, and parent guarantees, for which there were stated values, that remained outstanding was $419 million, $377 million, and $31 million, respectively, however, additional guarantees of project performance for which there is no stated value also remain outstanding. Of these amounts, $104 million of letters of credit and $276 million of performance bonds relate to projects assumed by WGI post-bankruptcy (see below). Some of these contingent obligations and guarantees include warranty provisions and extend for a number of years.

In March 2001, WGI abandoned two Massachusetts construction projects, triggering the Company's guarantees to the owners. The Company honored the guarantees and commenced work on these projects. In August 2001, the Company completed its estimated cost to complete (ETC) for the two projects and recorded a charge of $633 million, net of cash receipts. In January 2002, the Company announced an additional charge of $100 million for increased cost estimates due to labor productivity deterioration and schedule delays. Labor productivity deteriorated further in late January, February, and early March 2002, necessitating an additional $81 million charge, bringing the total fourth quarter 2001 charge to $181 million, and the total 2001 charge to $814 million. The current ETC is based upon a productivity assumption that is consistent with the Company's recent performance on both projects. Further deterioration in labor productivity or additional schedule delays could have a material adverse effect on the Company's financial position and results of operations. The Company expects to complete construction on the two projects in 2002. Going forward, an additional 10 percent reduction in labor productivity would increase the ETC by approximately $20 million, while additional schedule delays will result in liquidated damages of up to $600,000 per day.

In March 2001, WGI sued the Company alleging breach of contract and fraud in connection with the sale of RE&C. WGI also sought specific performance of the purchase agreement's purchase price adjustment provisions. In May 2001, WGI filed for bankruptcy protection. In August 2001, WGI filed in bankruptcy a fraudulent transfer action directed at the Company. In January 2002, the Company and WGI executed a settlement agreement and WGI's reorganization plan became effective. Appeals have been filed challenging the bankruptcy court's orders approving WGI's reorganization plan and approving the settlement agreement, however, the settlement agreement is now effective and is being implemented. Under the terms of the settlement agreement, the purchase price adjustment process, the matters in arbitration, and the fraudulent transfer lawsuit filed by WGI were dismissed, with prejudice, and neither party paid any amounts to the other. As part of the settlement agreement, the Company also dropped its claims that had been pending against WGI's bankruptcy estate.

In the course of the bankruptcy proceeding, WGI rejected some ongoing construction contracts and assumed others. For those contracts rejected, the Company's obligation to owners depends on the extent to which the Company has any outstanding Support Agreements. For those contracts WGI assumed, the Company does not currently have obligations to the owners unless and until WGI fails to complete those contracts and any of the Support Agreements are required to be honored. As part of the settlement with WGI, WGI agreed to indemnify the Company for any payments made by the Company under the Support Agreements covering contracts assumed by WGI; and WGI posted a $10 million bank letter of credit in favor of the Company to cover any payments the Company is required to make under the Support Agreements on contracts assumed by WGI.

The WGI rejected contracts included four large fixed price international turnkey projects that were close to completion. Of the four projects, construction has been completed on three, which are now in the claims resolution phase. The fourth is nearing completion. Additional risks and exposures on the three completed projects are final resolution of contract closeout issues. Additional risks and exposures on the fourth project include labor productivity, equipment performance, and schedule delays. In 2001, the Company recorded an additional loss on disposal of discontinued operations of $54 million related to cost growth on these projects and the partial repayment of a loan on one project, a portion of which the Company had guaranteed.

In 2001, the Company recorded a charge of $156 million to reflect the Company's estimate of exposure related to certain other WGI construction projects on which the Company has Support Agreements. Two of these projects have significant ongoing construction activity. The Company is paying to complete these projects pursuant to its guarantees and the Company will receive the benefit of the remaining contract payments from the owners. Additional risks and exposures on these two projects include labor productivity, equipment performance, and schedule delays. Additional risks and exposures on the other projects with Support Agreements include adverse claim resolution and non-performance on projects assumed by WGI and are subject to the letters of credit, performance bonds, and parent guarantees noted above.

The Company is heavily dependent upon third parties, including WGI, to perform construction management and other tasks that require industry expertise the Company no longer possesses. In addition, there are risks that the ultimate costs to complete and close-out the projects will increase beyond the Company's current estimates due to factors such as labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, the recoverability of claims included in the ETC, and the outcome of defending claims asserted against the Company. A significant change in an estimate on one or more of the projects could have a material adverse effect on the Company's financial position and results of operations.

The Company also wrote down the carrying value of certain retained assets and liabilities and recorded a net charge of $71 million in 2001 due to WGI's bankruptcy and recorded a charge of $48 million primarily for legal and management costs and interest expense related to discontinued operations.

The total loss from discontinued operations was $1,143 million pretax, $752 million after-tax, or $2.08 per diluted share in 2001. In 2000, the Company recorded a loss on disposal of discontinued operations of $415 million pretax, $287 million after-tax, which included a gain on curtailment of the RE&C pension plans of $35 million, and a loss from discontinued operations of $98 million pretax, $70 million after-tax, totaling $513 million pretax, $357 million after-tax, or $1.05 per diluted share. The 1999 loss from discontinued operations was $70 million pretax, $45 million after-tax, or $0.13 per diluted share.

Net cash used in operating activities from discontinued operations was $635 million (excluding the benefit of tax deductions for the Company) in 2001 versus $100 million in 2000 and $221 million in 1999. The Company expects its operating cash flow to be negatively affected by approximately $565 million (excluding the benefit of tax deductions for the Company) during 2002 which includes project completion costs, legal and management costs, and interest related to discontinued operations. Further increases to project costs may increase the estimated operating cash outflow for discontinued operations in 2002.

Financial Condition and Liquidity

Net cash provided by operating activities in 2001 was $133 million versus $960 million in 2000 and net cash used of $317 million in 1999. Net cash provided by operating activities from continuing operations was $768 million in 2001 versus $1,060 million in 2000 and net cash used of $96 million in 1999. The decrease in net cash provided by operating activities from continuing operations in 2001 was primarily due to an increase in used aircraft inventory at Raytheon Aircraft due to lower demand for new and used aircraft, advance payments received on the ASTOR program in 2000, and accelerated collections on several large programs in 2000. The increase in cash provided by operating activities in 2000 was due to better collection practices and working capital management, accelerated collections on several large programs, and lower restructuring expenditures. In 2001, 2000, and 1999, the Company incurred cash expenditures of $26 million, $113 million, and $373 million, respectively, on restructuring and exit costs and $11 million, $131 million, and $265 million, respectively, of capital expenditures and period costs related to restructuring and consolidation activities.

Net cash used in investing activities was $47 million in 2001 versus $213 million in 2000 and $399 million in 1999. Origination of financing receivables was $663 million in 2001, $969 million in 2000, and $1,438 million in 1999. The Company maintains an ongoing program under which it sells general aviation and commuter aircraft long-term receivables. Sale of financing receivables was $367 million in 2001, $776 million in 2000, and $1,239 million in 1999. Capital expenditures were $486 million in 2001, $431 million in 2000, and $524 million in 1999. Capital expenditures in 2002 are expected to approximate $470 million. Proceeds from sales of property, plant, and equipment were $9 million in 2001, $40 million in 2000, and $102 million in 1999. Expenditures for internal use software were $155 million in 2001, $111 million in 2000, and $110 million in 1999. Expenditures for internal use software in 2002 are expected to approximate $85 million as the Company continues to convert significant portions of its existing financial systems to a new integrated financial package.

In October 2001, the Company and Hughes Electronics agreed to a settlement regarding the purchase price adjustment related to the Company's merger with Hughes Defense. Under the terms of the agreement, Hughes Electronics agreed to reimburse the Company approximately $635 million of its purchase price, with $500 million received in 2001 and the balance received in March 2002. The settlement resulted in a $555 million reduction in goodwill. The $135 million receivable is included in other current assets at December 31, 2001.

Proceeds from the sale of operating units and investments were $266 million in 2001 versus $330 million in 2000 and $251 million in 1999.

In 2001, the Company sold a majority interest in its aviation support business for $154 million, its recreational marine business for $100 million, and other investments for $12 million. Total sales and operating income related to these divested businesses were $248 million and $13 million, respectively, in 2001.

In 2000, the Company sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. Total sales and operating income related to these divested businesses were $166 million and $2 million, respectively, in 2000.

In 1999, the Company sold its Cedarapids subsidiary for $170 million, other non-core business operations for $49 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. Total sales and operating income related to these divested businesses were $130 million and $6 million, respectively, in 1999.

During 1998, the Company initiated a program under which it sold short-term government receivables. During 2001, 2000, and 1999, the Company reduced the outstanding balance of receivables sold under its short-term government receivables facility by $25 million, $126 million, and $74 million, respectively. During 2001, the Company terminated its short-term government receivables facility.

Net cash provided by financing activities was $257 million in 2001 versus net cash used of $106 million in 2000 and net cash provided of $525 million in 1999. Dividends paid to stockholders were $281 million in 2001, $272 million in 2000, and $269 million in 1999. The quarterly dividend rate was $0.20 per share for each of the four quarters of 2001, 2000, and 1999. Outstanding shares were reduced by the repurchase of 2.6 million shares for $150 million in 1999. There were no shares repurchased during 2001 and 2000.

Capital Structure and Resources

Total debt was $8.2 billion at December 31, 2001 and $9.9 billion at December 31, 2000. Cash and cash equivalents were $1.2 billion at December 31, 2001 and $0.9 billion at December 31, 2000. The Company's outstanding debt has interest rates ranging from 2.3% to 8.3% and matures at various dates through 2028. Total debt as a percentage of total capital was 40.4 percent and 47.9 percent at December 31, 2001 and 2000, respectively.

In 2001, the Company repurchased long-term debt with a par value of $1.4 billion. Also

In 2001, the Company entered into various interest rate swaps that correspond to a portion of the Company's fixed rate debt in order to effectively change the interest rate on the debt from fixed to variable. The total notional value of the interest rate swaps, which expire on various dates between July 2005 and August 2007, is $1.2 billion, effectively converting 15 percent of the Company's total debt to variable interest rates. Under the interest rate swaps, the Company pays a variable rate of interest based on 3-month LIBOR and receives fixed rates of interest ranging from 4.4% to 5.8%. Variable interest rates are reset quarterly and the net interest amounts are paid semiannually.

In 2000, the Company issued $2.25 billion of long-term debt to repay outstanding short-term debt, extending the maturity of the Company's debt obligations. In 2000, the Company issued $350 million of floating rate notes due in 2001 to partially refinance $500 million of long-term debt that matured in 2000.

The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA), including discontinued operations, to be at least 2.5 times net interest expense for the prior four quarters. In July 2001, the covenant was amended to exclude charges of $597 million related to discontinued operations. In October 2001, the covenant was further amended to exclude charges of $745 million related to the Company's commuter and used general aviation aircraft businesses. The Company was in compliance with the interest coverage ratio covenant, as amended, during 2001 and expects to continue to be in compliance throughout 2002.

Credit ratings for the Company were assigned by Standard and Poor's at A-3 for short-term borrowing and BBB- for senior debt and by Fitch's at F3 for short-term borrowing and BBB- for senior debt. In March 2001, Moody's changed their credit rating for the Company from P-2 to P-3 short-term borrowing and from Baa2 to Baa3 for senior debt.

Lines of credit with certain commercial banks exist to provide short-term liquidity. The lines of credit bear interest based upon LIBOR and were $2.4 billion at December 31, 2001, consisting of $140 million which matures in May 2002, $1.0 billion which matures in November 2002, and $1.3 billion which matures in 2006. The lines of credit were $3.0 billion at December 31, 2000. There was $140 million outstanding under these lines of credit at December 31, 2001. There were no borrowings under the lines of credit at December 31, 2000. Credit lines with banks were also maintained by certain foreign subsidiaries to provide them with a limited amount of short-term liquidity. These lines of credit were $129 million and $147 million at December 31, 2001 and 2000, respectively. There was $26 million outstanding under these lines of credit at December 31, 2001 and 2000. In addition, the Company maintains other credit and synthetic lease facilities, as described below in Off Balance Sheet Financing Arrangements.

In May 2001, the Company issued 17,250,000, 8.25% equity security units for $50 per unit totaling $837 million, net of offering costs of $26 million. The net proceeds of the offering were used to reduce debt and for general corporate purposes. Each equity security unit consists of a contract to purchase shares of the Company's common stock on May 15, 2004, and a mandatorily redeemable equity security, with a stated liquidation amount of $50 due on May 15, 2006. The contract obligates the holder to purchase, for $50, shares of common stock equal to the settlement rate. The settlement rate is equal to $50 divided by the average market value of the Company's common stock at that time. The settlement rate cannot be greater than 1.8182 or less than 1.4903 shares of common stock per purchase contract. Using the treasury stock method, there is no effect on the computation of shares for diluted earnings per share if the average market value of the Company's common stock is between $27.50 and $33.55 per share. For example, if the Company's average stock price during the period was $40 per share, the diluted shares outstanding would increase by 4.1 million shares or one percent of total shares outstanding at December 31, 2001. At an average stock price of $45 per share, the diluted shares outstanding would increase by 6.5 million shares, or two percent.

In May 2001, the Company issued 14,375,000 shares of common stock for $27.50 per share. In October 2001, the Company issued 31,578,900 shares of common stock for $33.25 per share. The proceeds of the offerings were $1,388 million, net of $56 million of offering costs, and were used to reduce debt and for general corporate purposes.

In 2001, the Company eliminated its dual class capital structure and reclassified its Class A and Class B common stock into a single new class of common stock. The Company also effected a 20-for-1 reverse-forward stock split that resulted in holders of fewer than 20 shares of common stock being cashed out of their holdings.

The Company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the Company. Cash and cash equivalents, cash flow from operations, sale of financing receivables, proceeds from divestitures, and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure, and debt service requirements during the next twelve months.

Major Affiliated Entities

Investments, which are included in other assets, consisted of the following at December 31:

(In millions)	Ownership %	**2001**	2000
Equity method investments:			
Space Imaging	30.9	**$ 48**	$ 65
Raytheon España	49.0	**38**	29
HRL	33.3(1)	**28**	35
Thales Raytheon Systems	50.0	**18**	—
Indra	49.0	**12**	12
Hughes Saudi Arabia	49.0	**7**	6
		151	147
Other investments:			
Alliance Laundry Systems		**19**	19
Other		**13**	27
		32	46
Total		**$ 183**	$ 193

(1)The Company sold 17.7 percent of its investment in HRL in 2001.

In 1994, the Company invested in Space Imaging and currently has a 31 percent equity investment in Space Imaging LLC. Since 1996, the Company has guaranteed a portion of Space Imaging's debt and currently guarantees 50 percent of a $300 million Space Imaging loan facility that matures in 2003. There was $279 million of Space Imaging borrowings outstanding under this facility at December 31, 2001. To date, Space Imaging has purchased a significant amount of equipment from its primary investors, including the Company. The Company's investment in and other assets related to Space Imaging totaled $84 million at December 31, 2001. Space Imaging is pursuing its business plan, including assessments relative to future investment in replacement satellites and related financing requirements, and the Company, as an investor and partner, is working with its other partners and Space Imaging in this regard.

During 2001, the Company formed a joint venture, Thales Raytheon Systems (TRS) that has two major operating subsidiaries, one of which the Company controls and consolidates. In addition, the Company enters into joint ventures whereby the Company receives a subcontract from the joint venture in its capacity as prime contractor. Accordingly, the Company records the work it performs for the joint venture as operating activity. Certain joint ventures are not included in the table above as the Company's investment in these entities is less than $1 million.

In 2001, the Company sold a majority interest in its aviation support business and retained $66 million in preferred and common equity in the business. The $66 million represents a 26 percent stake and is recorded at zero because the new entity is highly-leveraged. This investment will remain at zero until the new entity generates enough cash flow to show that the new entity will be able to liquidate the Company's investment after satisfying its third party debt service payments. The Company also has a 20 percent equity investment in Exostar LLC. Due to equity method losses recorded since formation, substantially all of the Company's investment in Exostar has been written off.

In 2001, the Company announced its intention to form a joint venture with Flight

Options, Inc. whereby the Company will contribute its Raytheon Travel Air fractional ownership business. Raytheon Travel Air customers have the contractual ability to require the Company to buy back their fractional share based on the then current fair market value. The estimated value of this potential obligation, which will be assumed by Flight Options in connection with the formation of the joint venture, was approximately $475 million at December 31, 2001.

Commitments and Contingencies

Defense contractors are subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the Department of Defense Inspector General, the General Accounting Office, the Department of Justice, and Congressional Committees. The Department of Justice, from time to time, has convened grand juries to investigate possible irregularities by the Company in U.S. government contracting. Except as noted in the following two paragraphs, individually and in the aggregate, these investigations are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Department of Justice has informed the Company that the U.S. government has concluded its investigation of the contemplated sale by the Company of troposcatter radio equipment to a customer in Pakistan. The Company has produced documents in response to grand jury subpoenas and grand jury appearances have taken place. The Company has cooperated fully with the investigation. The U.S. government has not informed the Company of a final decision with respect to this matter. An adverse decision in this matter could have a material adverse effect on the Company's financial position or results of operations.

The Company is permitted to charge to its U.S. government contracts an allocable portion of the amount that the Company accrues for self-insurance. There is a disagreement between the Company and the U.S. government about the way the Company allocated self-insurance charges for product liability risks at Raytheon Aircraft. The government has not asserted a claim for a specific amount, but since the allocation practice at issue was adopted in 1988, any potential government claim could have a material adverse effect on the Company's financial position or results of operations.

The Company is involved in various stages of investigation and cleanup related to remediation of various environmental sites. The Company's estimate of total environmental remediation costs expected to be incurred is $134 million. On a discounted basis, the Company estimates the liability to be $84 million before U.S. government recovery. The Company has reduced its environmental liability for the estimated future recovery considered probable through the pricing of products and services to the U.S. government. The present value of the Company's environmental liability of $45 million, net of expected U.S. government recovery, has been accrued at December 31, 2001. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company continues to cooperate with the staff of the Securities and Exchange Commission (SEC) on an investigation, which began and was disclosed in May 2001, related to the Company's former engineering and construction business and related accounting and other matters. The Company has been responding to subpoenas and providing documents and information to the SEC staff. The Company is unable to predict the outcome of the inquiry or any action that the SEC might take.

In late 1999, the Company and two of its officers were named as defendants in several class action lawsuits which were consolidated into a single complaint in June 2000, when four additional former or present officers were named as defendants (the "Consolidated Complaint"). The Consolidated Complaint principally alleges that the defendants violated federal securities laws by making misleading statements and by failing to disclose material information concerning the Company's financial performance during the class period of October 7, 1998 through October 12, 1999. In September 2000, the Company and the individual defendants filed a motion to dismiss, which the plaintiffs opposed. The court heard arguments on the motion in February 2001. In August 2001, the court issued an order dismissing most of the claims asserted against the Company and the individual defendants. Discovery is proceeding on the two circumstances that remain the subject of claims.

In 1999 and 2000, the Company was also named as a nominal defendant and all of its directors at the time (except one) were named as defendants in three derivative lawsuits. The derivative complaints contain allegations similar to those included in the Consolidated Complaint and further allege that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. In March 2000, one of the derivative lawsuits was dismissed. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the remaining derivative lawsuits.

In June 2001, a class action lawsuit was filed on behalf of all purchasers of common stock or senior notes of WGI during the class period of April 17, 2000 through March 1, 2001 (the "WGI Complaint"). The plaintiff class claims to have suffered harm by purchasing WGI securities because the Company and certain of its officers allegedly violated federal securities laws by misrepresenting the true financial condition of RE&C in order to sell RE&C to WGI at an artificially inflated price. An amended complaint was filed in October 2001 alleging similar claims. The Company and the individual defendants filed a motion seeking to dismiss the action in November 2001. The court heard arguments on that motion in March 2002, and is currently evaluating the parties arguments regarding dismissal.

In July 2001, the Company was named as a nominal defendant and all of its directors have been named as defendants in two identical derivative lawsuits. The derivative complaints contain allegations similar to those included in the WGI Complaint and further allege that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits. Also in July 2001, the Company was named as a nominal defendant and members of its Board of Directors and several current and former officers have been named as defendants in another shareholder derivative action which contains allegations similar to those included in the WGI Complaint and further alleges that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations.

Although the Company believes that it and the other defendants have meritorious defenses to each and all of the aforementioned complaints and intends to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits could have a material adverse effect on the Company's financial position or results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to any of the lawsuits.

In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

In 1997, the Company provided a first loss guarantee of $133 million on $1.3 billion of U.S. Export-Import Bank debt through 2015 related to the Brazilian government's System for the Vigilance of the Amazon (SIVAM) program.

The following is a schedule of the Company's contractual obligations outstanding at December 31, 2001:

(In millions)	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Debt	$ 8,239	$1,364	$1,154	$1,919	$3,802
Interest payments	3,947	515	772	619	2,041
Operating leases	1,490	281	405	297	507
IT outsourcing	519	61	134	131	193
Synthetic lease obligations	229	—	229	—	—
Equity security units (ESU)	—	—	(863)	863	—
ESU distributions	298	71	137	90	—
Total	$14,722	$ 2,292	$1,968	$3,919	$6,543

The following is a schedule of the Company's other potential commitments outstanding at December 31, 2001:

(In millions)	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Available lines of credit	$2,300	$1,000	—	$1,300	—
Subsidiary lines of credit	129	91	—	—	$ 38
Letters of credit	1,350	673	$292	357	28
Debt guarantees	283	—	150	—	133
Discontinued operations	827	92	179	238	318

Available lines of credit exist to provide short-term liquidity. At December 31, 2001, there were no borrowings outstanding under these lines of credit. Subsidiary lines of credit exist to provide a limited amount of short-term liquidity to certain foreign subsidiaries. At December 31, 2001, there was $26 million outstanding under these lines of credit. Letters of credit are issued by banks and insurance companies on the Company's behalf to meet various bid, performance, warranty, retention, and advance payment obligations primarily related to defense customers. Debt guarantees consist of the Space Imaging loan facility guarantee of $150 million and the SIVAM guarantee of $133 million, described above. Discontinued operations consist of letters of credit, performance bonds, and parent guarantees of performance and payment on certain long-term construction contracts, as described above in Discontinued Operations, however, additional guarantees of project performance for which there is no stated value also remain outstanding.

Off Balance Sheet Financing Arrangements

The following amounts were outstanding under the Company's off balance sheet receivables facilities at December 31:

(In millions)	**2001**	2000	1999
Aircraft Receivables Facility	**$ 1,448**	$ 1,755	$ 2,638
Government Receivables Facility	**—**	25	151
Other Receivables Facility	**—**	—	39
Total	**$ 1,448**	$ 1,780	$ 2,828

The Company provides long-term financing to its aircraft customers. The Company maintains an ongoing program under which an indirect subsidiary of the Company sells general aviation and commuter aircraft long-term receivables to Raytheon Aircraft Receivables Corporation (RARC), a special purpose entity. RARC sells undivided interests in the receivables to a bank syndicate and other financial institutions that purchase these interests for cash under a $1.8 billion receivables purchase facility (the "Aircraft Receivables Facility") that contains covenants requiring the maintenance of certain financial ratios and requires cash collateral in the event of a downgrade in the Company's debt rating. The purchasers have a first priority claim on all proceeds, including the underlying aircraft and any insurance proceeds, and have recourse against the Company, at varying percentages, depending upon the character of the receivables sold. The recourse percentages are: U.S. general aviation and certain international general aviation receivables—25 percent; certain international general aviation and U.S. commuter receivables—75 percent; and international commuter receivables—90 percent. For the general aviation and commuter aircraft long-term receivables, the underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction. In March 2002, the Company renewed the Aircraft Receivables Facility for $1.4 billion with substantially the same terms and conditions as the existing facility, as amended. The outstanding balance of receivables sold under the Aircraft Receivables Facility was $1,448 million at December 31, 2001, of which $327 million represented past due amounts (including $301 million of commuter receivables), on which the Company's recourse obligation was $1,097 million. The outstanding balance of receivables sold under the Aircraft Receivables Facility was $1,755 million at December 31, 2000, of which $242 million represented past due amounts (including $154 million of commuter receivables), on which the Company's recourse obligation was $1,302 million.

In 2001, the Company recorded a charge of $693 million related to the commuter aircraft business. This was a result of continued weakness in the commuter aircraft market and the impact of September 11, 2001. The charge consisted of an impairment charge for commuter aircraft owned by RAC and the establishment of a $345 million reserve for estimated exposures on customer financed assets due to defaults, refinancings, and remarketing of used aircraft.

In 1998 and 1997, respectively, the Company entered into a $490 million and a $150 million property sale and five-year operating lease (synthetic lease) facility . Under these lease facilities property, plant, and equipment was sold and leased back in order to diversify the Company's sources of funding and extend the term of a portion of the Company's financing obligations. In 2003, the Company is required to buy back the assets remaining in the lease facilities for approximately $229 million. Remaining lease payments under the lease facilities at December 31, 2001 approximate $57 million in 2002 and $27 million in 2003.

Accounting Policies

The Company has identified the following accounting policies that require significant judgment. The Company believes its judgments related to these accounting policies are appropriate.

Sales under long-term contracts are recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable. Contract change orders and claims are included in sales when they can be reasonably estimated and realization is probable. Due to the long-term nature of many of the Company's programs, developing the estimates of costs and funding often requires significant judgment. Factors that must be considered in estimating the work to be completed and ultimate contract recovery include labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, availability of materials, the impact of delayed performance, availability and timing of funding from the customer, and the recoverability of claims included in any estimate to complete. A significant change in an estimate on one or more programs could have a material effect on the Company's results of operations, despite the fact that no individual contract accounts for more than 4 percent of sales.

The Company uses lot accounting for new aircraft introductions. Lot accounting involves selecting an initial lot size at the time a new aircraft begins to ship and measuring an average cost over the entire lot for each aircraft sold. The costs attributed to aircraft delivered are based on the estimated average cost of all aircraft expected to be produced and are determined under the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. The estimated average cost of the aircraft is reviewed and reassessed quarterly and changes in estimates are recognized over future deliveries remaining in the lot. Once production costs stabilize, the use of lot accounting is discontinued. The selection of lot size is a critical judgment. The Company determines lot size based on several factors, including the size of firm backlog, the expected annual production on the aircraft, and experience on similar new aircraft. The size of the initial lot for the Premier I is 200 units.

The valuation of used aircraft in inventories, which are stated at the lower of cost or market, requires significant judgment. The valuation of leased aircraft in property, plant, and equipment and the aircraft which serve as collateral for receivables sold into the Aircraft Receivables Facility, which are evaluated for impairment, also requires significant judgment. As part of its assessment of fair value, the Company must evaluate many factors including current market conditions, future market conditions, the age and condition of the aircraft, and availability levels for the aircraft in the market.

Accounting Standards

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This accounting standard, which is effective for fiscal years beginning after December 31, 2001, requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from ongoing operations in a disposal transaction. Except for the fact that discontinued operations will likely include more disposition activity than previously reported, the adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of the fiscal year. Impairment losses that arise due to the initial application of this standard will be reported as a cumulative effect of a change in accounting principle. The first step of the goodwill impairment test, which must be completed within six months of the effective date of this standard, will identify potential goodwill impairment. The second step of the goodwill impairment test, which must be completed prior to the issuance of the annual financial statements, will measure the amount of goodwill impairment loss, if any. The Company has not completed its analysis of the effect of adopting SFAS No. 142, however, the Company already expects that this analysis will result in a goodwill impairment loss of at least $400 million in the first quarter of 2002 related to AIS. Completion of this analysis could result in additional impairment losses. As of January 1, 2002, the Company will no longer amortize goodwill which will decrease the Company's effective tax rate due to the significant amount of non-deductible goodwill. The Company recorded $362 million pretax or approximately $336 million after-tax, $365 million pretax or approximately $337 million after-tax,and $366 million pretax or approximately $338 million after-tax, of goodwill amortization in 2001, 2000, and 1999, respectively.

Quantitative and Qualitative Disclosures About Financial Market Risks

The following discussion covers quantitative and qualitative disclosures about the Company's market risk. The Company's primary market exposures are to interest rates and foreign exchange rates.

The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements with commercial and investment banks primarily to manage interest rates associated with the Company's financing arrangements. The Company also enters into foreign currency forward contracts with commercial banks only to fix the dollar value of specific commitments and payments to international vendors and the value of foreign currency denominated receipts. The market-risk sensitive instruments used by the Company for hedging are entered into with commercial and investment banks and are directly related to a particular asset, liability, or transaction for which a commitment is in place. The Company also sells receivables through a special purpose entity and retains a partial interest that may include servicing rights, interest only strips, and subordinated certificates.

Financial instruments held by the Company which are subject to interest rate risk include notes payable, long-term debt, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one year of those financial instruments held by the Company at December 31, 2001, 2000, and 1999, which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent, was $2 million, $3 million, and $6 million, respectively after-tax. The hypothetical loss was determined by calculating the aggregate impact of a 10 percent increase in the interest rate of each variable rate financial instrument held by the Company at December 31, 2001, 2000, and 1999, which was subject to interest rate risk. Fixed rate financial instruments were not evaluated as the risk exposure is not material.

The Company's foreign currency forward contracts outstanding at December 31, 2001 include contracts to buy and/or sell British Pounds, European Euros, Swiss Francs, Australian Dollars, and Norwegian Kroner and included contracts to buy the U.S. dollar equivalent of $260 million of foreign currency and contracts to sell the U.S. dollar equivalent of $65 million of foreign currency. All foreign exchange contracts were related to specific transactions for which a commitment existed, therefore, the associated market risk of these financial instruments and the underlying commitments in the aggregate is not material.

Forward-Looking Statements

Certain statements made in this report, including any statements relating to the Company's future plans, objectives, and projected future financial performance, contain or are based on forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "estimate," "intend," or "plan," variations of these words, and similar expressions, are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. The Company cautions readers that any such forward-looking statements are based on assumptions that the Company believes are reasonable, but are subject to a wide range of risks, and actual results may differ materially. Given these uncertainties, readers of this report should not rely on forward-looking statements. Forward-looking statements also represent the Company's estimates and assumptions only as of the date that they were made. The Company expressly disclaims any current intention to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report. Important factors that could cause actual results to differ include, but are not limited to: risks associated with the continuing project obligations and retained assets and liabilities of RE&C including timely completion of two Massachusetts construction projects; differences in anticipated and actual program results; risks inherent with large long-term fixed price contracts, particularly the ability to contain cost growth; the ultimate resolution of contingencies and legal matters; the ability to realize anticipated cost efficiencies; timely development and certification of new aircraft; the effect of market conditions, particularly in relation to the general aviation and commuter aircraft markets; the impact of changes in the collateral values of financed aircraft, particularly commuter aircraft; the ability to finance ongoing operations at attractive rates; government customers' budgetary constraints; government import and export policies; termination of government contracts; financial and governmental risks related to international transactions; delays and uncertainties regarding the timing of the award of international programs; changes in government or customer priorities due to program reviews or revisions to strategic objectives; difficulties in developing and producing operationally advanced technology systems; economic, business, and political conditions domestically and internationally; program performance and timing of contract payments; the timing and customer acceptance of product deliveries; the outcome of the Company's efforts in the integration of acquisitions and the completion of any divestitures; and the impact of competitive products and pricing; among other things. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in the Company's filings with the Securities and Exchange Commission, including "Item 1-Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

Raytheon Company Consolidated Balance Sheets

(In millions except share amounts)	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	**$ 1,214**	$ 871
Accounts receivable, less allowance for doubtful accounts of $22 in 2001 and $23 in 2000	**481**	505
Contracts in process	**3,492**	4,061
Inventories	**2,174**	1,908
Deferred federal and foreign income taxes	**691**	476
Prepaid expenses and other current assets	**310**	178
Net assets from discontinued operations	**—**	14
Total current assets	**8,362**	8,013
Property, plant, and equipment, net	**2,353**	2,491
Goodwill, net of accumulated amortization of $1,628 in 2001 and $1,285 in 2000	**12,298**	13,281
Prepaid pension	**2,026**	1,694
Other assets, net	**1,597**	1,298
Total assets	**$ 26,636**	$ 26,777
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable and current portion of long-term debt	**$ 1,364**	$ 877
Advance payments, less contracts in process of $1,213 in 2001 and $1,699 in 2000	**883**	1,135
Accounts payable	**937**	1,099
Accrued salaries and wages	**596**	549
Other accrued expenses	**1,491**	1,205
Net liabilities from discontinued operations	**482**	—
Total current liabilities	**5,753**	4,865
Accrued retiree benefits	**682**	753
Deferred federal and foreign income taxes	**578**	773
Other long-term liabilities	**601**	509
Long-term debt	**6,875**	9,054
Mandatorily redeemable equity securities	**857**	—
Commitments and contingencies (note M)		
Stockholders' equity		
Preferred stock, par value $0.01 per share, 200,000,000 shares authorized, none outstanding in 2001 and 2000		
Common stock, par value $0.01 per share, 1,450,000,000 shares authorized, 395,432,000 and 340,620,000 shares outstanding in 2001 and 2000, respectively, after deducting 4,000 and 1,537,000 treasury shares in 2001 and 2000, respectively	**4**	3
Additional paid-in capital	**7,723**	6,477
Accumulated other comprehensive income	**(212)**	(106)
Treasury stock, at cost	**(1)**	(382)
Retained earnings	**3,776**	4,831
Total stockholders' equity	**11,290**	10,823
Total liabilities and stockholders' equity	**$ 26,636**	$ 26,777

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Income

(In millions except per share amounts) Years Ended December 31:	**2001**	2000	1999
Net sales	**$ 16,867**	$ 16,895	$ 17,201
Cost of sales	**14,401**	13,530	13,684
Administrative and selling expenses	**1,232**	1,214	1,417
Research and development expenses	**475**	526	508
Total operating expenses	**16,108**	15,270	15,609
Operating income	**759**	1,625	1,592
Interest expense, net	**660**	736	703
Other (income) expense, net	**(18)**	12	(9)
Non-operating expense, net	**642**	748	694
Income from continuing operations before taxes	**117**	877	898
Federal and foreign income taxes	**112**	379	396
Income from continuing operations	**5**	498	502
Discontinued operations			
Loss from discontinued operations, net of tax	**—**	(70)	(45)
Loss on disposal of discontinued operations, net of tax	**(752)**	(287)	—
	(752)	(357)	(45)
Income (loss) before extraordinary item and accounting change	**(747)**	141	457
Extraordinary loss from debt repurchases, net of tax	**(16)**	—	—
Cumulative effect of change in accounting principle, net of tax	**—**	—	(53)
Net income (loss)	**$ (763)**	$ 141	$ 404
Earnings per share from continuing operations			
Basic	**$ 0.01**	1.47	$ 1.49
Diluted	**0.01**	1.46	1.47
Earnings (loss) per share			
Basic	**$ (2.14)**	$ 0.42	$ 1.20
Diluted	**(2.11)**	0.41	1.19

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000, and 1999 (In millions except per share amounts)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1998	$ 3	$ 6,272	$ (50)	$ (257)	$ 4,829		$ 10,797
Net income					404	$ 404	404
Other comprehensive income							
Foreign exchange translation adjustments						(13)	(13)
Unrealized losses on investments						(6)	(6)
Other comprehensive income			(19)			(19)	
Comprehensive income—1999						$ 385	
Dividends declared—$0.80 per share					(270)		(270)
Common stock plan activity		203					203
Treasury stock activity				(156)			(156)
Balance at December 31, 1999	3	6,475	(69)	(413)	4,963		10,959
Net income					141	$ 141	141
Other comprehensive income							
Foreign exchange translation adjustments						(36)	(36)
Unrealized losses on investments						(1)	(1)
Other comprehensive income			(37)			(37)	
Comprehensive income—2000						$ 104	
Dividends declared—$0.80 per share					(273)		(273)
Common stock plan activity		17					17
Treasury stock activity		(15)		31			16
Balance at December 31, 2000	3	6,477	(106)	(382)	4,831		10,823
Net loss					**(763)**	**$ (763)**	**(763)**
Other comprehensive income							
Minimum pension liability adjustment						**(100)**	**(100)**
Foreign exchange translation adjustments						**(4)**	**(4)**
Unrealized losses on interest-only strips						**(2)**	**(2)**
Other comprehensive income			**(106)**			**(106)**	
Comprehensive income—2001						**$ (869)**	
Dividends declared—$0.80 per share					**(292)**		**(292)**
Issuance of common stock	**1**	**1,363**					**1,364**
Common stock plan activity		**36**					**36**
Treasury stock activity		**(153)**		**381**			**228**
Balance at December 31, 2001	**$ 4**	**$ 7,723**	**$ (212)**	**$ (1)**	**$ 3,776**		**$ 11,290**

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Cash Flows

(In millions) Years Ended December 31:	**2001**	2000	1999
Cash flows from operating activities			
Income from continuing operations	**$ 5**	$ 498	$ 502
Adjustments to reconcile income from continuing operations to net cash from operating activities, net of the effect of divestitures			
Depreciation and amortization	**729**	694	699
Net gain on sales of operating units and investments	**(74)**	(35)	(23)
(Increase) decrease in accounts receivable	**(13)**	311	(277)
Decrease (increase) in contracts in process	**569**	21	(377)
Increase in inventories	**(344)**	(78)	(178)
(Increase) decrease in deferred federal and foreign income taxes	**(216)**	14	350
(Increase) decrease in prepaid expenses and other current assets	**(72)**	38	16
(Decrease) increase in advance payments	**(252)**	(114)	313
Decrease in accounts payable	**(135)**	(167)	(372)
Increase (decrease) in accrued salaries and wages	**58**	59	(153)
Increase (decrease) in other accrued expenses	**242**	(222)	(419)
Other adjustments, net	**271**	41	(177)
Net cash provided by (used in) operating activities from continuing operations	**768**	1,060	(96)
Net cash used in operating activities from discontinued operations	**(635)**	(100)	(221)
Net cash provided by (used in) operating activities	**133**	960	(317)
Cash flows from investing activities			
Sale of financing receivables	**367**	776	1,239
Origination of financing receivables	**(663)**	(969)	(1,438)
Collection of financing receivables not sold	**121**	101	83
Expenditures for property, plant, and equipment	**(486)**	(431)	(524)
Proceeds from sales of property, plant, and equipment	**9**	40	102
Expenditures for internal use software	**(155)**	(111)	(110)
Increase in other assets	**(6)**	(19)	(11)
Proceeds from sales of operating units and investments	**266**	330	251
Hughes Defense settlement	**500**	—	—
Net cash used in investing activities from continuing operations	**(47)**	(283)	(408)
Net cash provided by investing activities from discontinued operations	**—**	70	9
Net cash used in investing activities	**(47)**	(213)	(399)
Cash flows from financing activities			
Dividends	**(281)**	(272)	(269)
(Decrease) increase in short-term debt	**(713)**	(2,093)	771
(Decrease) increase in long-term debt	**(999)**	2,255	10
Issuance of equity security units	**837**	—	—
Issuance of common stock	**1,388**	—	—
Proceeds under common stock plans	**25**	4	164
Purchase of treasury stock	**—**	—	(150)
Net cash provided by (used in) financing activities from continuing operations	**257**	(106)	526
Net cash used in financing activities from discontinued operations	**—**	—	(1)
Net cash provided by (used in) financing activities	**257**	(106)	525
Net increase (decrease) in cash and cash equivalents	**343**	641	(191)
Cash and cash equivalents at beginning of year	**871**	230	421
Cash and cash equivalents at end of year	**$ 1,214**	$ 871	$ 230

The accompanying notes are an integral part of the financial statements.

Note A: Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Raytheon Company (the "Company") and all wholly-owned and majority-owned domestic and foreign subsidiaries. All material intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenue Recognition

Sales under long-term contracts are recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable. Contract change orders and claims are included in sales when they can be reasonably estimated and realization is probable. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period.

Revenue from sales of products and services into commercial markets are recognized at the time the products are shipped or the services are rendered.

Revenue from aircraft sales are recognized at the time of physical delivery of the aircraft. Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases. The present value of all payments, net of executory costs, are recorded as revenue, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenue is recorded as earned over the rental aircraft lives. Service revenue is recognized ratably over contractual periods or as services are performed.

Lot Accounting

The Company uses lot accounting for new aircraft introductions. Lot accounting involves selecting an initial lot size at the time a new aircraft begins to ship and measuring an average cost over the entire lot for each aircraft sold. The costs attributed to aircraft delivered are based on the estimated average cost of all aircraft expected to be produced and are determined under the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. The estimated average cost of the aircraft is reviewed and reassessed quarterly and changes in estimates are recognized over future deliveries remaining in the lot. Once production costs stabilize, the use of lot accounting is discontinued. The Company determines lot size based on several factors, including the size of firm backlog, the expected annual production on the aircraft, and experience on similar new aircraft. The size of the initial lot for the Premier I is 200 units.

Research and Development Expenses

Expenditures for company-sponsored research and development projects are expensed as incurred. Customer-sponsored research and development projects performed under contracts are accounted for as contract costs as the work is performed.

Federal and Foreign Income Taxes

The Company and its domestic subsidiaries provide for federal income taxes on pretax accounting income at rates in effect under existing tax law. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less.

Contracts in Process

Contracts in process are stated at cost plus estimated profit but not in excess of realizable value.

Inventories

Inventories at Raytheon Aircraft are stated at the lower of cost (principally last-in, first-out) or market. All other inventories are stated at cost (principally first-in, first-out or average cost) but not in excess of realizable value.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

Provisions for depreciation are generally computed on a combination of accelerated and straight line methods. Depreciation provisions are based on estimated useful lives as follows: buildings—20 to 45 years, machinery and equipment—3 to 10 years, and equipment leased to others—5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Goodwill

Goodwill is amortized on the straight-line method over its estimated useful life, principally 40 years. Effective January 1, 2002, the Company will discontinue the amortization of goodwill as required by SFAS No. 142, described below.

Impairment of Long-lived Assets

Upon indication of possible impairment, the Company evaluates the recoverability of long-lived assets, including goodwill, by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value.

In 2001, the Company recorded a charge of $693 million, which was included in cost of sales, related to the commuter aircraft business. The charge included $195 million for the impairment of property, plant, and equipment and long-term receivables.

Computer Software

Internal use computer software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from 4 to 10 years.

Investments

Investments, which are included in other assets, include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the Company's share of net earnings are included in income. Investments with readily determinable market prices are stated at fair value. Other investments are stated at cost.

Comprehensive Income

Comprehensive income and its components are presented in the statement of stockholders' equity. The minimum pension liability adjustment is shown net of tax benefits of $54 million in 2001. The unrealized losses on interest-only strips are shown net of tax benefits of $1 million in 2001 and the balance at December 31, 2001 was $2 million. The unrealized losses on investments are shown net of tax benefits of $3 million in 1999.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated at current exchange rates and the effects of these translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity. Deferred taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested. The balance at December 31, 2001 and 2000, was $(89) million and $(85) million, respectively. Foreign exchange transaction gains and losses in 2001, 2000, and 1999 were not material.

Pension Costs

The Company has several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. Annual charges to income are made for the cost of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability. The Company funds annually those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board. The minimum pension liability adjustment is reported as a component of accumulated other comprehensive income in stockholders' equity. The balance at December 31, 2001 and 2000 was $(120) million and $(20) million, respectively.

Interest Rate and Foreign Currency Contracts

The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements with commercial and investment banks primarily to manage interest rates associated with the Company's financing arrangements. The Company also enters into foreign currency forward contracts with commercial banks only to fix the dollar value of specific commitments and payments to international vendors and the value of foreign currency denominated receipts. The hedges used by the Company are transaction driven and are directly related to a particular asset, liability, or transaction for which a commitment is in place. These instruments are executed with credit-worthy institutions and the majority of the foreign currencies are denominated in currencies of major industrial countries. The Company does not hold or issue financial instruments for trading or speculative purposes.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended. This accounting standard requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. At January 1, 2001, the previously designated cash flow hedging instruments were recorded at their fair value as a cumulative effect of adoption in other comprehensive income of $3 million.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including cash, cash equivalents, and short-term debt approximates the carrying value due to their short maturities and varying interest rates. The estimated fair value of notes receivable approximates the carrying value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables. The estimated fair value of investments, other than those accounted for under the cost or equity method, are based on quoted market prices. Unrealized gains and losses on securities classified as available for sale are reported as a component of accumulated other comprehensive income in stockholders' equity. The balance at December 31, 2001 and 2000 was $(1) million. The estimated fair value of long-term debt, which approximates the carrying value, is based on quoted market prices.

Estimated fair values for financial instruments are based on pricing models using current market information. The amounts realized upon settlement of these financial instruments will depend on actual market conditions during the remaining life of the instruments.

Employee Stock Plans

Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value and the excess is credited to additional paid-in capital. The fair value is charged to income as compensation expense over the vesting period. Income tax benefits arising from employees' premature disposition of stock option shares and exercise of nonqualified stock options are credited to additional paid-in capital. The pro forma net income and earnings per share effect of the fair value based method of accounting for employee stock options are disclosed in Note N, Employee Stock Plans.

Accounting Standards

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This accounting standard, which is effective for fiscal years beginning after December 31, 2001, requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from ongoing operations in a disposal transaction. Except for the fact that discontinued operations will likely include more disposition activity than previously reported, the adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of the fiscal year. Impairment losses that arise due to the initial application of this standard will be reported as a cumulative effect of a change in accounting principle. The first step of the goodwill impairment test, which must be completed within six months of the effective date of this standard, will identify potential goodwill impairment. The second step of the goodwill impairment test, which must be completed prior to the issuance of the annual financial statements, will measure the amount of goodwill impairment loss, if any. The Company has not completed its analysis of the effect of adopting SFAS No. 142, however, the Company already expects that this analysis will result in a goodwill impairment loss of at least $400 million in the first quarter of 2002 related to AIS. Completion of this analysis could result in additional impairment losses. As of January 1, 2002, the Company will no longer amortize goodwill which will decrease the Company's effective tax rate due to the significant amount of non-deductible goodwill. The Company recorded $362 million pretax, or approximately $336 million after-tax, $365 million pretax, or approximately $337 million after-tax, and $366 million pretax, or approximately $338 million after-tax, of goodwill amortization in 2001, 2000, and 1999, respectively.

Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract costs be expensed as incurred. The Company recorded a first quarter 1999 charge of $53 million after-tax, or $0.16 per diluted share, reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle as of January 1, 1999.

Risks and Uncertainties

The Company is engaged in supplying defense-related equipment to the U.S. and foreign governments, and is subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors.

The Company also leverages its defense technologies in commercial markets. Risks inherent in the commercial marketplace include development of competing products, technological feasibility, market acceptance, and product obsolescence.

The highly competitive market for business and special mission aircraft is also subject to certain business risks. These risks include timely development and certification of new product offerings, the current state of the general aviation and commuter aircraft markets, and government regulations affecting commuter aircraft.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note B: Discontinued Operations

In 2000, the Company sold its engineering and construction business to Washington Group International (WGI) for $73 million in cash plus assumption of debt and other obligations. At the time of the sale, the Company had, either directly or through a subsidiary that it still owns, outstanding letters of credit, performance bonds, and parent guarantees of performance and payment (the "Support Agreements") on many long-term construction contracts. The Support Agreements were provided to owners at the time of contract award as security to the owners for the underlying contract obligations. Often the total security was capped at the value of the contract price to secure full performance, including the payment of liquidated damages available under the contract. At the time of the sale to WGI, Raytheon Engineers & Constructors (RE&C) had outstanding contracts with total values in excess of $5 billion in various stages of completion. At December 31, 2001, the amount of letters of credit, performance bonds, and parent guarantees, for which there were stated values, that remained outstanding was $419 million, $377 million, and $31 million, respectively, however, additional guarantees of project performance for which there is no stated value also remain outstanding. Of these amounts, $104 million of letters of credit and $276 million of performance bonds relate to projects assumed by WGI post-bankruptcy (see below). Some of these contingent obligations and guarantees include warranty provisions and extend for a number of years.

In March 2001, WGI abandoned two Massachusetts construction projects, triggering the Company's guarantees to the owners. The Company honored the guarantees and commenced work on these projects. In August 2001, the Company completed its estimated cost to complete (ETC) for the two projects and recorded a charge of $633 million, net of cash receipts. In January 2002, the Company announced an additional charge of $100 million for increased cost estimates due to labor productivity deterioration and schedule delays. Labor productivity deteriorated further in late January, February, and early March 2002, necessitating an additional $81 million charge, bringing the total fourth quarter 2001 charge to $181 million, and the total 2001 charge to $814 million. The current ETC is based upon a productivity assumption that is consistent with the Company's recent performance on both projects. Further deterioration in labor productivity or additional schedule delays could have a material adverse effect on the Company's financial position and results of operations. The Company expects to complete construction on the two projects in 2002. Going forward, an additional 10 percent reduction in labor productivity would increase the ETC by approximately $20 million, while additional schedule delays will result in liquidated damages of up to $600,000 per day.

In March 2001, WGI sued the Company alleging breach of contract and fraud in connection with the sale of RE&C. WGI also sought specific performance of the purchase agreement's purchase price adjustment provisions. In May 2001, WGI filed for bankruptcy protection. In August 2001, WGI filed in bankruptcy a fraudulent transfer action directed at the Company. In January 2002, the Company and WGI executed a settlement agreement and WGI's reorganization plan became effective. Appeals have been filed challenging the bankruptcy court's orders approving WGI's reorganization plan and approving the settlement agreement, however, the settlement agreement is now effective and is being implemented. Under the terms of the settlement agreement, the purchase price adjustment process, the matters in arbitration, and the fraudulent transfer lawsuit filed by WGI were dismissed, with prejudice, and neither party paid any amounts to the other. As part of the settlement agreement, the Company also dropped its claims that had been pending against WGI's bankruptcy estate.

In the course of the bankruptcy proceeding, WGI rejected some ongoing construction contracts and assumed others. For those contracts rejected, the Company's obligation to owners depends on the extent to which the Company has any outstanding Support Agreements. For those contracts WGI assumed, the Company does not currently have obligations to the owners unless and until WGI fails to complete those contracts and any of the Support Agreements are required to be honored. As part of the settlement with WGI, WGI agreed to indemnify the Company for any payments made by the Company under the Support Agreements covering contracts assumed by WGI; and WGI posted a $10 million bank letter of credit in favor of the Company to cover any payments the Company is required to make under the Support Agreements on contracts assumed by WGI.

The WGI rejected contracts included four large fixed price international turnkey projects that were close to completion. Of the four projects, construction has been completed on three, which are now in the claims resolution phase. The fourth is nearing completion. Additional risks and exposures on the three completed projects are final resolution of contract closeout issues. Additional risks and exposures on the fourth project include labor productivity, equipment performance, and schedule delays. In 2001, the Company recorded an additional loss on disposal of discontinued operations of $54 million related to cost growth on these projects and the partial repayment of a loan on one project, a portion of which the Company had guaranteed.

In 2001, the Company recorded a charge of $156 million to reflect the Company's estimate of exposure related to certain other WGI construction projects on which the Company has Support Agreements. Two of these projects have significant ongoing construction activity. The Company is paying to complete these projects pursuant to its guarantees and the Company will receive the benefit of the remaining contract payments from the owners. Additional risks and exposures on these two projects include labor productivity, equipment performance, and schedule delays. Additional risks and exposures on the other projects with Support Agreements include adverse claim resolution and non-performance on projects assumed by WGI and are subject to the letters of credit, performance bonds, and parent guarantees noted above.

The Company is heavily dependent upon third parties, including WGI, to perform construction management and other tasks that require industry expertise the Company no longer possesses. In addition, there are risks that the ultimate costs to complete and close out the projects will increase beyond the Company's current estimates due to factors such as labor productivity and availability of labor, the nature and complexity of the work to be performed, the impact of change orders, the recoverability of claims included in the ETC, and the outcome of defending claims asserted against the Company. A significant change in an estimate on one or more of the projects could have a material adverse effect on the Company's financial position and results of operations.

The Company also wrote down the carrying value of certain retained assets and liabilities and recorded a net charge of $71 million in 2001 due to WGI's bankruptcy and recorded a charge of $48 million primarily for legal and management costs and interest expense related to discontinued operations.

The total loss from discontinued operations was $1,143 million pretax, $752 million after-tax, or $2.08 per diluted share in 2001. In 2000, the Company recorded a loss on disposal of discontinued operations of $415 million pretax, $287 million after-tax, which included a gain on curtailment of the RE&C pension plans of $35 million, and a loss from discontinued operations of $98 million pretax, $70 million after-tax, totaling $513 million pretax, $357 million after-tax, or $1.05 per diluted share. The 1999 loss from discontinued operations was $70 million pretax, $45 million after-tax, or $0.13 per diluted share.

The summary of operating results from discontinued operations was as follows:

(In millions)	**2001**	2000	1999
Net sales	**$ —**	$ 1,426	$ 2,640
Operating expenses	**—**	1,515	2,705
Operating loss	**—**	(89)	(65)
Other expense, net	**—**	9	5
Loss before taxes	**—**	(98)	(70)
Federal and foreign income taxes	**—**	(28)	(25)
Loss from discontinued operations	**$ —**	$ (70)	$ (45)

Net assets (liabilities) from discontinued operations consisted of the following at December 31:

(In millions)	**2001**	2000
Current assets	**$ —**	$ 164
Noncurrent assets	**—**	—
Current liabilities	**(482)**	(150)
Noncurrent liabilities	**—**	—
Total	**$ (482)**	$ 14

Note C: Acquisitions and Divestitures

In 2001, the Company sold a majority interest in its aviation support business for $154 million in cash and retained $47 million in short-term trade receivables and $66 million in preferred and common equity in the business. The Company also sold its recreational marine business for $100 million. The net gain resulting from these dispositions was $74 million.

In 2000, the Company sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. The net gain resulting from these dispositions was $35 million.

In 1999, the Company sold its Cedarapids subsidiary for $170 million, other non-core business operations for $49 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. The net gain resulting from these dispositions was $23 million.

The Company merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. In October 2001, the Company and Hughes Electronics agreed to a settlement regarding the purchase price adjustment related to the Company's merger with Hughes Defense. Under the terms of the agreement, Hughes Electronics agreed to reimburse the Company approximately $635 million of its purchase price, with $500 million received in 2001, and the balance in received March 2002. The settlement resulted in a $555 million reduction in goodwill. The $135 million receivable is included in other current assets at December 31, 2001. The Company used the proceeds to pay down debt.

Note D: Restructuring and Special Charges

Restructuring charges and exit costs recognized in connection with business combinations include the cost of involuntary employee termination benefits and related employee severance costs, facility closures, and other costs associated with the Company's approved plans. Employee termination benefits include severance, wage continuation, medical, and other benefits. Facility closure and related costs include disposal costs of property, plant, and equipment, lease payments, lease termination costs, and net gain or loss on sales of closed facilities.

In 1999, the Company recorded the following restructuring charges, favorable adjustments to restructuring-related reserves, and special charges which were included in the statements of income and classified as a reduction in net sales or included in cost of sales, administrative and selling expenses, or other expense as indicated below:

(In millions)	Net Sales	Cost of Sales	Admin. and Selling Expenses	Other Expense	Total
Restructuring charges		$128	$9		$137
Favorable adjustments to restructuring-related reserves		(65)			(65)
Special charges					
Iridium LLC	$15	6		$14	35
Korean business venture		33			33
Exit PRT business		6			6
Total	$15	$108	$9	$14	$146

Exit Costs and Restructuring Charges

The Company acquired Texas Instruments' defense business (TI Defense) on July 11, 1997, merged with Hughes Defense on December 17, 1997, and created Raytheon Systems Company (RSC) in December 1997. In conjunction with the formation of RSC, the Company announced plans to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. The principal actions involved the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence. In 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees. Also in 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions.

Prior to 1999, the Company recorded restructuring charges of $220 million, which were included in cost of sales. The Company also accrued $584 million as liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense and recorded this amount as an increase to goodwill.

In the third quarter of 1999, the Company recorded a $35 million restructuring charge, which was included in cost of sales, for higher than originally estimated exit costs related to the TI Defense and Hughes Defense actions. The estimate for employee-related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility-related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company also accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition in 1999 and recorded this amount as an increase to goodwill.

In the fourth quarter of 1999, the Company determined that the cost of certain restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to cost of sales. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs included a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

Also in the third quarter of 1999, the Company recorded a $102 million restructuring charge, of which $93 million was included in cost of sales and $9 million was included in administrative and selling expenses, to further reduce the workforce by 2,200 employees and vacate and dispose of an additional 2.7 million square feet of facility space, primarily at the Company's defense electronics businesses. Employee-related exit costs of $55 million included severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility-related exit costs of $47 million included the costs for lease termination, building closure and disposal, and equipment disposition.

In 2000, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded $74 million of favorable adjustments to cost of sales. In addition, the Company recorded a $12 million reduction in goodwill related to the restructuring initiatives. The estimate for employee-related exit costs decreased by $45 million due to lower than anticipated costs for severance as a result of higher employee attrition and transfers with the Company during the year. The estimate for facility-related exit costs decreased by $41 million due to more rapid exit from facilities, including two facilities sold during 2000 in connection with the divestiture of non-core business operations, and the identification of alternative uses for facilities originally identified for disposition.

During 2001, the Company determined that the cost of certain restructuring initiatives would be lower than originally planned and recorded an $8 million favorable adjustment to cost of sales.

The restructuring and exit costs discussed above originally provided for severance and related benefits for approximately 17,600 employees and costs to vacate and dispose of approximately 14 million square feet of facility space. The Company was exiting facility space and terminating employees made redundant as a result of the acquisition of TI Defense and the merger with Hughes Defense and the subsequent reorganization of RSC. A significant portion of these costs are eligible for future recovery through the pricing of products and services to the U.S. government. There were no major activities that were not continued as a result of these actions.

Employee-related exit costs included severance and other termination benefit costs for employees in various functional areas including manufacturing, engineering, and administration. Facility-related exit costs included the costs for lease termination, building closure and disposal, and equipment disposition. Exit costs accrued in connection with the acquisition of TI Defense and the merger with Hughes Defense also included employee relocation and program moves. Owned facilities that were vacated in connection with the restructuring activities were sold. The Company terminated leases or subleased space for non-owned facilities vacated in connection with restructuring. The Company essentially completed all restructuring actions during 2000 except for ongoing idle facility costs. While these actions were intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Exit Costs

(In millions except employee data)	2001	2000	1999
Accrued liability at beginning of year	**$ 47**	$ 144	$ 399
Charges and liabilities accrued			
Severance and other employee-related costs	**—**	—	33
Facility closure and related costs	**—**	—	14
	—	—	47
Changes in estimate			
Severance and other employee-related costs	**—**	(7)	—
Facility closure and related costs	**—**	(5)	—
	—	(12)	—
Costs incurred			
Severance and other employee-related costs	**3**	56	130
Facility closure and related costs	**27**	29	172
	30	85	302
Accrued liability at end of year	**$ 17**	$ 47	$ 144
Cash expenditures	**$ 18**	$ 85	$ 302
Number of employee terminations due to restructuring actions	**—**	900	3,300
Number of square feet exited due to restructuring actions	**—**	1.6	4.6

Restructuring

(In millions except employee data)	2001	2000	1999
Accrued liability at beginning of year	**$ 28**	$ 130	$ 164
Charges and liabilities accrued			
Severance and other employee-related costs	**—**	—	55
Facility closure and related costs	**—**	—	47
	—	—	102
Changes in estimate			
Severance and other employee-related costs	**(4)**	(38)	(20)
Facility closure and related costs	**(4)**	(36)	(45)
	(8)	(74)	(65)
Costs incurred			
Severance and other employee-related costs	**6**	17	36
Facility closure and related costs	**7**	11	35
	13	28	71
Accrued liability at end of year	**$ 7**	$ 28	$ 130
Cash expenditures	**$ 8**	$ 28	$ 71
Number of employee terminations due to restructuring actions	**—**	600	1,000
Number of square feet exited due to restructuring actions	**—**	1.2	1.6

In addition to the $43 million, $113 million, and $373 million of restructuring and exit costs incurred in 2001, 2000, and 1999, respectively, the Company also incurred $11 million, $131 million, and $265 million of capital expenditures and period expenses in 2001, 2000, and 1999, respectively, related to restructuring and consolidation activities. Note P, Business Segment Reporting, contains additional disclosures related to restructuring and exit costs and activities by segment.

The cumulative number of employee terminations due to restructuring actions for exit costs and restructuring was 7,600 and 4,800, respectively. The cumulative number of square feet exited due to restructuring actions for exit costs and restructuring was 8.2 million and 4.1 million, respectively.

During 2001, Raytheon Aircraft recorded a charge of $15 million to eliminate 1,800 positions across various administrative, managerial, and production functions. Also during 2001, Commercial Electronics recorded a charge of $2 million to eliminate 100 positions primarily across various administrative and engineering functions at its RF Components and ELCAN units. During 2000, the Company recorded an $8 million restructuring charge to eliminate 100 positions primarily at a foreign location. These actions were completed in 2001.

Special Charges

In 1999, the Company recorded a $35 million special charge to write down its minority investment and receivables related to Iridium LLC, which filed for Chapter 11 protection from creditors on August 13, 1999. The Company also recorded a $33 million special charge to write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track.

Note E: Contracts in Process

Contracts in process consisted of the following at December 31, 2001:

(In millions)	Cost Type	Fixed Price	Total
U.S. government end-use contracts			
Billed	**$ 234**	**$ 249**	**$ 483**
Unbilled	**1,036**	**3,567**	**4,603**
Less progress payments	**—**	**(2,165)**	**(2,165)**
	1,270	**1,651**	**2,921**
Other customers			
Billed	**12**	**280**	**292**
Unbilled	**4**	**1,335**	**1,339**
Less progress payments	**—**	**(1,060)**	**(1,060)**
	16	**555**	**571**
Total	**$ 1,286**	**$ 2,206**	**$ 3,492**

Contracts in process consisted of the following at December 31, 2000:

(In millions)	Cost Type	Fixed Price	Total
U.S. government end-use contracts			
Billed	$ 293	$ 325	$ 618
Unbilled	1,007	3,604	4,611
Less progress payments	(6)	(1,742)	(1,748)
	1,294	2,187	3,481
Other customers			
Billed	22	345	367
Unbilled	24	1,205	1,229
Less progress payments	—	(1,016)	(1,016)
	46	534	580
Total	$ 1,340	$ 2,721	$ 4,061

The U.S. government has title to the assets related to unbilled amounts on contracts that provide for progress payments. Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract.

Included in contracts in process at December 31, 2001 and 2000 was approximately $195 million and $149 million, respectively, related to claims on contracts, which are recorded at their estimated realizable value. The Company believes that it has a contractual or legal basis for pursuing recovery of these claims, and that collection is probable. The settlement of these amounts depends on individual circumstances and negotiations with the counterparty, therefore, the timing of the collection will vary and approximately $67 million of collections are expected to extend beyond one year.

Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 2001, retentions amounted to $48 million and are anticipated to be collected as follows: 2002—$35 million, 2003—$4 million, and the balance thereafter.

Note F: Inventories

Inventories consisted of the following at December 31:

(In millions)	**2001**	2000
Finished goods	**$ 642**	$ 327
Work in process	**1,244**	1,191
Materials and purchased parts	**441**	529
Excess of current cost over LIFO value	**(147)**	(135)
	2,180	1,912
Less progress payments	**(6)**	(4)
Total	**$ 2,174**	$ 1,908

The gross value of inventory maintained on a last-in, first-out (LIFO) basis was $1,065 million and $1,082 million at December 31, 2001 and 2000, respectively. The value of inventory maintained on a first-in, first-out or average cost basis was $1,262 million and $965 million at December 31, 2001 and 2000, respectively. The liquidation of certain LIFO layers decreased cost of sales by $5 million and $8 million in 2000 and 1999, respectively.

Note G: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:

(In millions)	**2001**	2000
Land	**$ 82**	$ 75
Buildings and leasehold improvements	**1,878**	1,920
Machinery and equipment	**2,972**	2,522
Equipment leased to others	**101**	388
	5,033	4,905
Less accumulated depreciation and amortization	**(2,680)**	(2,414)
Total	**$ 2,353**	$ 2,491

Depreciation expense was $308 million, $276 million, and $283 million in 2001, 2000, and 1999, respectively. Accumulated depreciation of equipment leased to others was $50 million and $21 million at December 31, 2001 and 2000, respectively. Future minimum lease payments from non-cancelable aircraft operating leases, which extend to 2014, amounted to $72 million.

At December 31, 2001, these payments were due as follows:

(In millions)	2002	$ 18
	2003	14
	2004	10
	2005	7
	2006	4
	Thereafter	19

Note H: Other Assets

Other assets consisted of the following at December 31:

(In millions)	2001	2000
Computer software	$ 348	$ 245
Employee benefit-related items	290	243
Investments	183	193
Long-term receivables		
Due from customers in installments to 2014	419	197
Sales-type leases, due in installments to 2014	29	41
Other, principally due through 2008	46	12
Other noncurrent assets	282	367
Total	$ 1,597	$ 1,298

The increase in computer software in 2001 was due to the Company's conversion of significant portions of its existing financial systems to a new integrated financial package. Accumulated amortization of computer software was $210 million and $133 million at December 31, 2001 and 2000, respectively.

Investments consisted of the following at December 31:

(In millions)	Ownership %	2001	2000
Equity method investments:			
Space Imaging	30.9	$ 48	$ 65
Raytheon España	49.0	38	29
HRL	33.3[1]	28	35
Thales Raytheon Systems	50.0	18	—
Indra	49.0	12	12
Hughes Saudi Arabia	49.0	7	6
		151	147
Other investments:			
Alliance Laundry Systems		19	19
Other		13	27
		32	46
Total		$ 183	$ 193

(1)The Company sold 17.7 percent of its investment in HRL in 2001.

In 1994, the Company invested in Space Imaging and currently has a 31 percent equity investment in Space Imaging LLC. Since 1996, the Company has guaranteed a portion of Space Imaging's debt and currently guarantees 50 percent of a $300 million Space Imaging loan facility that matures in 2003. There was $279 million of Space Imaging borrowings outstanding under this facility at December 31, 2001. To date, Space Imaging has purchased a significant amount of equipment from its primary investors, including the Company. The Company's investment in and other assets related to Space Imaging totaled $84 million at December 31, 2001. Space Imaging is pursuing its business plan, including assessments relative to future investment in replacement satellites and related financing requirements, and the Company, as an investor and partner, is working with its other partners and Space Imaging in this regard.

During 2001, the Company formed a joint venture, Thales Raytheon Systems, that has two major operating subsidiaries, one of which the Company controls and consolidates. In addition, the Company enters into joint ventures whereby the Company receives a subcontract from the joint venture in its capacity as prime contractor. Accordingly, the Company records the work it performs for the joint venture as operating activity. Certain joint ventures are not included in the table above as the Company's investment in these entities is less than $1 million.

In 2001, the Company sold a majority interest in its aviation support business and retained $66 million in preferred and common equity in the business. The $66 million represents a 26 percent stake and is recorded at zero because the new entity is highly-leveraged. This investment will remain at zero until the new entity generates enough cash flow to show that the new entity will be able to liquidate the Company's investment after satisfying its third party debt service payments. The Company also has a 20 percent equity investment in Exostar LLC. Due to equity method losses recorded since formation, substantially all of the Company's investment in Exostar has been written off.

In 2001, the Company announced its intention to form a joint venture with Flight Options, Inc. whereby the Company will contribute its Raytheon Travel Air fractional ownership business. Raytheon Travel Air customers have the contractual ability to require the Company to buy back their fractional share based on the then current fair market value. The estimated value of this potential obligation, which will be assumed by Flight Options in connection with the formation of the joint venture, was approximately $475 million at December 31, 2001.

The Company provides long-term financing to its aircraft customers. Long-term receivables include commuter airline receivables of $193 million and $115 million at December 31, 2001 and 2000, respectively. The underlying aircraft serve as collateral for the general aviation and commuter aircraft receivables.

The Company maintains an ongoing program under which an indirect subsidiary of the Company sells general aviation and commuter aircraft long-term receivables to Raytheon Aircraft Receivables Corporation (RARC), a special purpose entity. RARC is a separate legal entity with its own creditors that, upon liquidation of RARC, will be satisfied out of RARC's assets prior to any amounts becoming available to its equity holders. RARC sells undivided interests in the receivables to a bank syndicate and other financial institutions that purchase these interests for cash under a $1.8 billion receivables purchase facility (the "Aircraft Receivables Facility") that contains covenants requiring the maintenance of certain financial ratios and requires cash collateral in the event of a downgrade in the Company's debt rating. The purchasers have a first priority claim on all proceeds, including the underlying aircraft and any insurance proceeds, and have recourse against the Company, at varying percentages, depending on the character of the receivables sold. The recourse percentages are: U.S. general aviation and certain international general aviation receivables—25 percent; certain international general aviation and U.S. commuter receivables—75 percent; and international commuter receivables—90 percent. For the general aviation and commuter aircraft long-term receivables, the underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction.

In 2001, the Company recorded a charge of $693 million related to the commuter aircraft business. This was a result of continued weakness in the commuter aircraft market and the impact of September 11, 2001. The charge consisted of an impairment charge for commuter aircraft and the establishment of a $345 million reserve for estimated exposures on customer financed assets due to defaults, refinancings, and remarketing of used aircraft.

The (loss) gain resulting from the sale of receivables was $(7) million, $3 million, and $(3) million in 2001, 2000, and 1999, respectively. The outstanding balance of receivables sold under the Aircraft Receivables Facility was $1,448 million at December 31, 2001, of which $327 million represented past due amounts (including $301 million of commuter receivables), on which the Company's recourse obligation was $1,097 million. The outstanding balance of receivables sold under the Aircraft Receivables Facility was $1,755 million at December 31, 2000, of which $242 million represented past due amounts (including $154 million of commuter receivables), on which the Company's recourse obligation was $1,302 million.

When the Company sells receivables, it retains interest-only strips and servicing rights and receives a servicing fee. Any gain or loss on the sale of receivables depends, in part, on the carrying amount of the receivables sold allocated between the receivables and the retained interests, based on their relative fair value at the date of sale and is recognized in the period in which the sale occurs. The retained interests, which are not material, include interest-only strips, servicing rights, and subordinated certificates, and are recorded at estimated fair value. The Company estimates fair value based on the present value of expected future cash flows using the Company's best estimates of the key assumptions commensurate with the risks involved including credit losses, prepayment timing, forward yield curves, and discount rates. The Company's retained interests are subject to credit, prepayment, and interest rate risks on the receivables sold.

Note I: Notes Payable and Long-term Debt

(In millions)	2001	2000
Notes payable at a weighted average interest rate of 2.54% for 2001 and 5.90% for 2000	**$ 167**	$ 26
Current portion of long-term debt	**1,197**	851
Notes payable and current portion of long-term debt	**1,364**	877
Notes due 2001, 5.95%, not redeemable prior to maturity	**—**	500
Notes due 2001, floating rate, 7.09%, not redeemable prior to maturity	**—**	350
Notes due 2002, 6.45%, not redeemable prior to maturity	**997**	991
Notes due 2002, floating rate, 7.37%, not redeemable prior to maturity	**200**	200
Notes due 2003, 5.70%, not redeemable prior to maturity	**377**	398
Notes due 2003, 7.90%, not redeemable prior to maturity	**773**	797
Notes due 2005, 6.30%, not redeemable prior to maturity	**437**	448
Notes due 2005, 6.50%, not redeemable prior to maturity	**685**	740
Notes due 2006, 8.20%, redeemable at any time	**797**	845
Notes due 2007, 6.75%, redeemable at any time	**916**	970
Notes due 2008, 6.15%, redeemable at any time	**550**	745
Notes due 2010, 6.00%, redeemable at any time	**231**	249
Notes due 2010, 6.55%, redeemable at any time	**256**	298
Notes due 2010, 8.30%, redeemable at any time	**397**	397
Debentures due 2018, 6.40%, redeemable at any time	**413**	544
Debentures due 2018, 6.75%, redeemable at any time	**272**	346
Debentures due 2025, 7.375%, redeemable after 2005	**205**	364
Debentures due 2027, 7.20%, redeemable at any time	**357**	467
Debentures due 2028, 7.00%, redeemable at any time	**184**	248
Other notes with varying interest rates	**25**	8
Less installments due within one year	**(1,197)**	(851)
Long-term debt	**6,875**	9,054
Total debt issued and outstanding	**$ 8,239**	$ 9,931

The debentures due in 2025 are redeemable at the option of the Company after July 15, 2005 at redemption prices no greater than 103 percent of par. The notes and debentures redeemable at any time are at redemption prices equal to the present value of remaining principal and interest payments.

In 2001, the Company repurchased long-term debt with a par value of $1.4 billion and recorded an extraordinary loss of $24 million pretax, $16 million after-tax, or $0.04 per diluted share.

In 2001, the Company entered into various interest rate swaps that correspond to a portion of the Company's fixed rate debt. The total notional value of the interest rate swaps, which expire on various dates between July 2005 and August 2007, is $1.2 billion, effectively converting 15 percent of the Company's total debt to variable interest rates. Under the interest rate swaps, the Company pays a variable rate of interest based on 3-month LIBOR and receives fixed rates of interest ranging from 4.4% to 5.8%. Variable interest rates are reset quarterly and the net interest amounts are paid semiannually.

In 2000, the Company issued $2.25 billion of long-term debt to repay outstanding short-term debt, extending the maturity of the Company's debt obligations. In 2000, the Company issued $350 million of floating rate notes due in 2001 to partially refinance $500 million of long-term debt that matured in 2000.

The aggregate amounts of installments due on long-term debt for the next five years are:

(In millions)		
	2002	$ 1,197
	2003	1,154
	2004	—
	2005	1,122
	2006	797

Lines of credit with certain commercial banks exist to provide short-term liquidity. The lines of credit bear interest based upon LIBOR and were $2.4 billion at December 31, 2001, consisting of $140 million which matures in May 2002, $1.0 billion which matures in November 2002, and $1.3 billion which matures in 2006. The lines of credit were $3.0 billion at December 31, 2000. There was $140 million outstanding under the lines of credit at December 31, 2001. There were no borrowings under the lines of credit at December 31, 2000. Credit lines with banks were also maintained by certain foreign subsidiaries to provide them with a limited amount short-term liquidity. These lines of credit were $129 million and $147 million at December 31, 2001 and 2000, respectively. There was $26 million outstanding under these lines of credit at December 31, 2001 and 2000. Compensating balance arrangements are not material.

The principal amounts of long-term debt were reduced by debt issue discounts and interest rate hedging costs of $84 million and $105 million, respectively, on the date of issuance, and are reflected as follows at December 31:

(In millions)	2001	2000
Principal	**$ 8,162**	$ 10,033
Unamortized issue discounts	**(41)**	(60)
Unamortized interest rate hedging costs	**(49)**	(68)
Installments due within one year	**(1,197)**	(851)
Total	**$ 6,875**	$ 9,054

The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA), including discontinued operations, to be at least 2.5 times net interest expense for the prior four quarters. In July 2001, the covenant was amended to exclude charges of $597 million related to discontinued operations. In October 2001, the covenant was further amended to exclude charges of $745 million related to the Company's commuter and used general aviation aircraft businesses. The Company was in compliance with the interest coverage ratio covenant, as amended, during 2001.

Total cash paid for interest was $687 million, $703 million, and $700 million in 2001, 2000, and 1999, respectively, including amounts classified as discontinued operations.

Note J: Equity Security Units

In May 2001, the Company issued 17,250,000, 8.25% equity security units for $50 per unit totaling $837 million, net of offering costs of $26 million. Approximately $20 million of the offering costs were allocated to equity and $6 million were allocated to the mandatorily redeemable equity securities. The net proceeds of the offering were used to reduce debt and for general corporate purposes. Each equity security unit consists of a contract to purchase shares of the Company's common stock on May 15, 2004 which will result in cash proceeds to the Company of $863 million, and a mandatorily redeemable equity security, with a stated liquidation amount of $50 due on May 15, 2006 which will require a cash payment by the Company of $863 million. The contract obligates the holder to purchase, for $50, shares of common stock equal to the settlement rate. The settlement rate is equal to $50 divided by the average market value of the Company's common stock at that time. The settlement rate cannot be greater than 1.8182 or less than 1.4903 shares of common stock per purchase contract. Using the treasury stock method, there is no effect on the computation of shares for diluted earnings per share if the average market value of the Company's common stock is between $27.50 and $33.55 per share. The mandatorily redeemable equity security represents an undivided interest in the assets of RC Trust I, a Delaware business trust formed for the purpose of issuing these securities and whose assets consist solely of subordinated notes issued by the Company. The contract requires a quarterly distribution, which is recorded as a reduction in additional paid-in capital, of 1.25% per year of the stated amount of $50 per purchase contract. Cash paid for the quarterly distribution on the contract was $6 million in 2001. The mandatorily redeemable equity security pays a quarterly distribution, which is included in interest expense, of 7% per year of the stated liquidation amount of $50 per mandatorily redeemable equity security until May 15, 2004. Cash paid for the quarterly distribution on the mandatorily redeemable equity security was $31 million in 2001. On May 15, 2004, following a remarketing of the mandatorily redeemable equity securities, the distribution rate will be reset at a rate equal to or greater than 7% per year.

Note K: Stockholders' Equity

In May 2001, the Company issued 14,375,000 shares of common stock for $27.50 per share. In October 2001, the Company issued 31,578,900 shares of common stock for $33.25 per share. The proceeds of the offerings were $1,388 million, net of $56 million of offering costs, and were used to reduce debt and for general corporate purposes.

The changes in shares of common stock outstanding were as follows:

(In thousands)	
Balance at December 31, 1998	336,798
Common stock plan activity	4,613
Treasury stock activity	(2,651)
Balance at December 31, 1999	338,760
Common stock plan activity	1,337
Treasury stock activity	523
Balance at December 31, 2000	340,620
Issuance of common stock	45,954
Common stock plan activity	2,085
Treasury stock activity	6,773
Balance at December 31, 2001	395,432

The Company issued 6,809,000 and 547,000 shares out of treasury during 2001 and 2000, respectively, to fund a portion of the Company Match and Company Contributions, as described in Note O, *Pension and Other Employee Benefits*.

Basic earnings per share (EPS) is computed by dividing net income by the weighted average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The weighted average shares outstanding for basic and diluted EPS were as follows:

(In thousands)	**2001**	2000	1999
Average common shares outstanding for basic EPS	**356,717**	338,407	337,351
Dilutive effect of stock options and restricted stock	**4,606**	2,711	3,433
Shares for diluted EPS	**361,323**	341,118	340,784

Stock options to purchase 20.5 million, 22.3 million, and 12.5 million shares of common stock outstanding at December 31, 2001, 2000, and 1999, respectively, did not affect the computation of diluted EPS. The exercise prices for these options were greater than the average market price of the Company's common stock during the respective years.

Stock options to purchase 15.5 million, 10.1 million, and 12.4 million shares of common stock outstanding at December 31, 2001, 2000, and 1999, respectively, had exercise prices that were less than the average market price of the Company's common stock during the respective periods and are included in the dilutive effect of stock plans in the table above.

In 2001, the Company eliminated its dual class capital structure and reclassified its Class A and Class B common stock into a single new class of common stock. The Company also effected a 20-for-1 reverse-forward stock split that resulted in holders of fewer than 20 shares of common stock being cashed out of their holdings.

In 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the Company's common stock to allow the Company to repurchase shares from time to time when warranted by market conditions. In 1998, the Board of Directors ratified and reauthorized the repurchase of 2.5 million shares that remained under the original authorization. There have been 11.8 million shares purchased under these authorizations through December 31, 2001. There were no shares repurchased under this program during 2001 and 2000. There were 0.7 million shares repurchased under this program during 1999.

In 1999, the Board of Directors authorized the repurchase of up to an additional 6 million shares of the Company's common stock over the next three years. There have been no shares repurchased under this program.

In 1998, the Board of Directors authorized the purchase of up to 5 million shares of the Company's common stock per year to counter the dilution due to the exercise of stock options. There were no shares repurchased under this program during 2001 and 2000. There were 1.9 million shares repurchased under this program during 1999 to partially offset 4.2 million shares issued due to the exercise of stock options during 1999.

The Board of Directors is authorized to issue up to 200,000,000 shares of preferred stock, $0.01 par value per share, in multiple series with terms as determined by the Board of Directors.

In 1997, in connection with the merger with Hughes Defense, the Company adopted a shareholder rights plan. The plan protects the Company and its stockholders against hostile takeover tactics. The rights entitle the holder, other than a potential acquirer, to purchase shares of the Company's common stock at a 50 percent discount to the market price if certain triggering events occur, such as the acquisition of 15 percent or more of the Company's common stock by a person or group.

Note L: Federal and Foreign Income Taxes

Income reported for federal and foreign tax purposes differs from pretax accounting income due to differences between U.S. Internal Revenue Code requirements and the Company's accounting practices.

The provisions for federal and foreign income taxes consisted of the following:

(In millions)	**2001**	2000	1999
Current income tax expense			
Federal	**$ 61**	$ 71	$ 53
Foreign	**4**	9	6
Deferred income tax expense (benefit)			
Federal	**10**	277	314
Foreign	**37**	22	23
Total	**$ 112**	$ 379	$ 396

The provision for state income taxes was included in general and administrative expenses which are primarily allocable to government contracts.

The provision for income taxes differs from the U.S. statutory rate due to the following:

	2001	2000	1999
Tax at statutory rate	**35.0%**	35.0%	35.0%
Goodwill amortization	**101.7**	11.5	11.1
Foreign sales corporation tax benefit	**(32.5)**	(3.1)	(2.4)
ESOP dividend deduction benefit	**(9.9)**	—	—
Research and development tax credit	**(4.3)**	(0.9)	(0.6)
Other, net	**5.7**	0.7	1.0
Total	**95.7%**	43.2%	44.1%

The higher effective tax rate in 2001 resulted from the increased effect of non-deductible amortization of goodwill on lower income before taxes resulting primarily from the charge at Raytheon Aircraft. Effective January 1, 2002, the Company will discontinue the amortization of goodwill as required by SFAS No. 142, as described in Note A, Accounting Policies, and expects a commensurate reduction in its effective tax rate.

In 2001, 2000, and 1999, domestic income (loss) before taxes amounted to $(1) million, $788 million, and $816 million, respectively, and foreign income before taxes amounted to $118 million, $89 million, and $82 million, respectively. Cash refunds (payments) were $27 million, $22 million, and $(102) million in 2001, 2000, and 1999, respectively.

Deferred federal and foreign income taxes consisted of the following at December 31:

(In millions)	**2001**	2000
Current deferred tax assets		
Other accrued expenses	**$ 426**	$ 117
Contracts in process and inventories	**166**	222
Accrued salaries and wages	**99**	137
Deferred federal and foreign income taxes—current	**$ 691**	$ 476
Noncurrent deferred tax (liabilities) assets		
Prepaid pension	**$ (805)**	$ (627)
Depreciation and amortization	**(480)**	(418)
Revenue on leases and other	**(131)**	(85)
Net operating loss and foreign tax credit carryforwards	**478**	34
Accrued retiree benefits	**360**	323
Deferred federal and foreign income taxes—noncurrent	**$ (578)**	$ (773)

There were $17 million and $25 million of taxes refundable included in prepaid expenses and other current assets at December 31, 2001 and 2000, respectively. Federal tax benefits related to discontinued operations were $391 million in 2001 and $156 million in 2000 and were included in deferred federal and foreign income taxes in the table above.

At December 31, 2001, the Company had net operating loss carryforwards of $1.2 billion that expire in 2020 and 2021 and foreign tax credit carryforwards of $58 million that expire in 2004 through 2006. The Company believes it will be able to utilize all of these carryforwards over the next 2 to 4 years.

Note M: Commitments and Contingencies

At December 31, 2001, the Company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:

(In millions)		
	2002	$ 281
	2003	229
	2004	176
	2005	158
	2006	139
	Thereafter	507

In 1998 and 1997, respectively, the Company entered into a $490 million and a $150 million property sale and five-year operating lease facility. Under these lease facilities property, plant, and equipment was sold and leased back in order to diversify the Company's sources of funding and extend the term of a portion of the Company's financing obligations. In 2003, the Company is required to buy back the assets remaining in the lease facilities for approximately $229 million. Remaining lease payments under the lease facilities at December 31, 2001, which are included in the table above, approximate $57 million in 2002 and $27 million in 2003. Rent expense in 2001, 2000, and 1999 was $286 million, $292 million, and $358 million, respectively.

At December 31, 2001, the Company had commitments under an agreement to outsource a significant portion of its information technology function requiring approximate minimum annual payments as follows:

(In millions)		
	2002	$ 61
	2003	66
	2004	68
	2005	67
	2006	64
	Thereafter	193

Defense contractors are subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the Department of Defense Inspector General, the General Accounting Office, the Department of Justice, and Congressional Committees. The Department of Justice, from time to time, has convened grand juries to investigate possible irregularities by the Company in U.S. government contracting. Except as noted in the following two paragraphs, individually and in the aggregate, these investigations are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Department of Justice has informed the Company that the U.S. government has concluded its investigation of the contemplated sale by the Company of troposcatter radio equipment to a customer in Pakistan. The Company has produced documents in response to grand jury subpoenas and grand jury appearances have taken place. The Company has cooperated fully with the investigation. The U.S. government has not informed the Company of a final decision with respect to this matter. An adverse decision in this matter could have a material adverse effect on the Company's financial position or results of operations.

The Company is permitted to charge to its U.S. government contracts an allocable portion of the amount that the Company accrues for self-insurance. There is a disagreement between the Company and the U.S. government about the way the Company allocated self-insurance charges for product liability risks at Raytheon Aircraft. The government has not asserted a claim for a specific amount, but since the allocation practice at issue was adopted in 1988, any potential government claim could have a material adverse effect on the Company's financial position or results of operations.

The Company self-insures for losses and expenses for aircraft product liability up to a maximum of $10 million per occurrence and $50 million annually. Insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1.2 billion. This coverage also includes the excess of liability over $10 million per occurrence.

The aircraft product liability reserve was $17 million and $23 million at December 31, 2001 and 2000, respectively.

The Company is involved in various stages of investigation and cleanup related to remediation of various environmental sites. The Company's estimate of total environmental remediation costs expected to be incurred is $134 million. On a discounted basis, the Company estimates the liability to be $84 million before U.S. government recovery. The Company has reduced its environmental liability for the estimated future recovery considered probable through the pricing of products and services to the U.S. government. The present value of the Company's environmental liability of $45 million, net of expected U.S. government recovery, has been accrued at December 31, 2001. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company issues guarantees and has banks and insurance companies issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,350 million and $1,330 million of these contingent obligations were outstanding at December 31, 2001 and 2000, respectively. These instruments expire on various dates primarily through 2006. In the normal course of operations, the Company guarantees the performance of its subsidiaries on certain contracts and projects directly or through surety companies. In addition, at December 31, 2001, the amount of letters of credit, performance bonds, and parent guarantees, for which there were stated values, that remained outstanding was $419 million, $377 million, and $31 million, respectively, related to discontinued operations, however, additional guarantees of project performance for which there is no stated value also remain outstanding.

In 1997, the Company provided a first loss guarantee of $133 million on $1.3 billion of U.S. Export-Import Bank debt through 2015 related to the Brazilian government's System for the Vigilance of the Amazon (SIVAM) program. The Company has also guaranteed 50 percent of Space Imaging's debt as described in Note H, Other Assets.

The Company continues to cooperate with the staff of the Securities and Exchange Commission (SEC) on an investigation, which began and was disclosed in May 2001, related to the Company's former engineering and construction business and related accounting and other matters. The Company has been responding to subpoenas and providing documents and information to the SEC staff. The Company is unable to predict the outcome of the inquiry or any action that the SEC might take.

In late 1999, the Company and two of its officers were named as defendants in several class action lawsuits which were consolidated into a single complaint in June 2000, when four additional former or present officers were named as defendants (the "Consolidated Complaint"). The Consolidated Complaint principally alleges that the defendants violated federal securities laws by making misleading statements and by failing to disclose material information concerning the Company's financial performance during the class period of October 7, 1998 through October 12, 1999. In September 2000, the Company and the individual defendants filed a motion to dismiss, which the plaintiffs opposed. The court heard arguments on the motion in February 2001. In August 2001, the court issued an order dismissing most of the claims asserted against the Company and the individual defendants. Discovery is proceeding on the two circumstances that remain the subject of claims.

In 1999 and 2000, the Company was also named as a nominal defendant and all of its directors at the time (except one) were named as defendants in three derivative lawsuits. The derivative complaints contain allegations similar to those included in the Consolidated Complaint and further allege that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. In March 2000, one of the derivative lawsuits was dismissed. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the remaining derivative lawsuits.

In June 2001, a class action lawsuit was filed on behalf of all purchasers of common stock or senior notes of WGI during the class period of April 17, 2000 through March 1, 2001 (the "WGI Complaint"). The plaintiff class claims to have suffered harm by purchasing WGI securities because the Company and certain of its officers allegedly violated federal securities laws by misrepresenting the true financial condition of RE&C in order to sell RE&C to WGI at an artificially inflated price. An amended complaint was filed in October 2001 alleging similar claims. The Company and the individual defendants filed a motion seeking to dismiss the action in November 2001. The court heard arguments on that motion in March 2002, and is currently evaluating the parties arguments regarding dismissal.

In July 2001, the Company was named as a nominal defendant and all of its directors have been named as defendants in two identical derivative lawsuits. The derivative complaints contain allegations similar to those included in the WGI Complaint and further allege that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations. In December 2001, the Company and the individual defendants filed a motion to dismiss one of the derivative lawsuits. Also in July 2001, the Company was named as a nominal defendant and members of its Board of Directors and several current and former officers have been named as defendants in another shareholder derivative action which contains allegations similar to those included in the WGI Complaint and further alleges that the individual defendants breached fiduciary duties to the Company and failed to maintain systems necessary for prudent management and control of the Company's operations.

Although the Company believes that it and the other defendants have meritorious defenses to each and all of the aforementioned complaints and intends to contest each lawsuit vigorously, an adverse resolution of any of the lawsuits could have a material adverse effect on the Company's financial position or results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to any of the lawsuits.

In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations.

Note N: Employee Stock Plans

The 2001 Stock Plan and 1995 Stock Option Plan provide for the grant of both incentive and nonqualified stock options at an exercise price which is not less than 100 percent of the fair value on the date of grant. The 1991 Stock Plan provided for the grant of incentive stock options at an exercise price which is 100 percent of the fair value on the date of grant and nonqualified stock options at an exercise price which may be less than the fair value on the date of grant. The 1976 Stock Option Plan provided for the grant of both incentive and nonqualified stock options at an exercise price which is 100 percent of the fair value on the date of grant. No further grants are allowed under the 1991 Stock Plan and 1976 Stock Option Plan. All of these plans were approved by the Company's stockholders.

The plans also provide that all stock options may generally be exercised in their entirety 1 to 6 years after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant, 10 years and a day if issued in connection with the 1995 Stock Option Plan, or as determined by the Management Development and Compensation Committee of the Board of Directors (MDCC) if issued under the 2001 Stock Plan.

The 2001 Stock Plan and 1991 Stock Plan also provide for the award of restricted stock and restricted units. The 2001 Stock Plan also provides for the award of stock appreciation rights. The 1997 Nonemployee Directors Restricted Stock Plan provides for the award of restricted stock to nonemployee directors. Restricted stock, restricted unit, and stock appreciation rights awards are determined by the MDCC and are compensatory in nature. Restricted stock, restricted units, and stock appreciation rights vest over a specified period of time as determined by the MDCC. Restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period.

No further grants are allowed under the 2001 Stock Plan, 1997 Nonemployee Directors Restricted Stock Plan, and 1995 Stock Option Plan after January 31, 2011, November 25, 2006, and March 21, 2005, respectively.

Awards of 207,100, 1,152,800, and 849,900 shares of restricted stock and restricted units were made to employees and directors at a weighted average fair value at the grant date of $28.13, $21.21, and $45.68 in 2001, 2000, and 1999, respectively. The required conditions for 304,600, 140,900, and 72,600 shares of restricted stock and restricted units were satisfied during 2001, 2000, and 1999, respectively. There were 715,800, 285,900, and 275,600 shares of restricted stock and restricted units forfeited during 2001, 2000, and 1999, respectively. There were 1,249,300, 2,062,600, and 1,336,600 shares of restricted stock and restricted units outstanding at December 31, 2001, 2000, and 1999, respectively. The amount of compensation expense recorded was $14 million, $19 million, and $16 million in 2001, 2000, and 1999, respectively. The balance of unearned compensation was $17 million and $30 million at December 31, 2001 and 2000, respectively.

There were 42.8 million, 49.2 million, and 51.0 million additional shares of common stock (including shares held in treasury) authorized for stock options and restricted stock awards at December 31, 2001, 2000, and 1999, respectively.

Stock option information for 2001, 2000, and 1999 follows:

(Share amounts in thousands)	Shares	Weighted Average Option Price
Outstanding at December 31, 1998	22,722	$ 45.68
Granted	6,986	67.52
Exercised	(4,176)	40.82
Expired	(475)	55.13
Outstanding at December 31, 1999	25,057	$ 52.40
Granted	12,565	19.81
Exercised	(253)	18.81
Expired	(3,276)	41.68
Outstanding at December 31, 2000	34,093	$ 41.66
Granted	**9,321**	**29.85**
Exercised	**(1,275)**	**20.68**
Expired	**(2,942)**	**43.79**
Outstanding at December 31, 2001	**39,197**	**$ 39.38**

The following tables summarize information about stock options outstanding and exercisable at December 31, 2001:

(Share amounts in thousands)	Options Outstanding		
Exercise Price Range	Shares Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$18.19 to $29.78	18,743	8.4 years	$24.26
$31.24 to $49.19	5,546	5.3 years	$37.39
$51.06 to $59.44	9,840	5.9 years	$54.30
$66.91 to $73.78	5,068	7.5 years	$68.49
Total	39,197		

(Share amounts in thousands)	Options Exercisable	
Exercise Price Range	Shares Exercisable at December 31, 2001	Weighted Average Exercise Price
$18.19 to $29.78	4,746	$20.89
$31.24 to $49.19	4,527	$38.61
$51.06 to $59.44	9,840	$54.30
$66.91 to $73.78	5,068	$68.49
Total	24,181	

Shares exercisable at the corresponding weighted average exercise price at December 31, 2001, 2000, and 1999, respectively, were 24.2 million at $47.78, 21.1 million at $48.51, and 14.9 million at $45.14.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), therefore, no compensation expense was recognized for the Company's stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(In millions except per share amounts)	2001	2000	1999
Net income (loss)	**$ (812)**	$ 57	$ 332
Basic earnings (loss) per share	**(2.28)**	0.17	0.98
Diluted earnings (loss) per share	**(2.25)**	0.17	0.97

The weighted average fair value of each stock option granted in 2001, 2000, and 1999 was estimated as $9.25, $5.91, and $22.25, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life	**4 years**	4 years	4 years
Assumed annual dividend growth rate	**1%**	1%	5%
Expected volatility	**40%**	40%	35%
Assumed annual forfeiture rate	**12%**	12%	5%

The risk free interest rate (month-end yields on 4-year treasury strips equivalent zero coupon) ranged from 3.7% to 5.0% in 2001, 5.3% to 6.7% in 2000, and 4.6% to 6.2% in 1999. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Note O: Pension and Other Employee Benefits

The Company has pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. Total pension income includes foreign pension expense of $3 million in 2001, $7 million in 2000, and $10 million in 1999. In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's U.S. employees may become eligible for these benefits. The measurement date is October 31.

Plan assets consist primarily of publicly-traded equity securities (including 3,935,000 shares of the Company's common stock with a fair value of $128 million at December 31, 2001 and 87,000 of the Company's equity security units, with a fair value of $5 million at December 31, 2001) and publicly-traded fixed income securities.

The information presented below includes the effect of divestitures. In 2001, the Company recorded a $17 million pension benefits curtailment gain and a $1 million other benefits curtailment gain as a result of workforce reductions at RAC and the sale of a majority interest in the Company's aviation support business. The Company recorded a $4 million other benefits curtailment gain in 2001 and a $6 million pension benefits curtailment gain in 2000 as a result of the closure of the Company's Lewisville, TX operation. In 2000, the Company recorded a $35 million pension benefits curtailment gain, which is included in discontinued operations, as a result of the sale of RE&C.

Change in Benefit Obligation

	Pension Benefits		Other Benefits	
(In millions) December 31:	**2001**	2000	**2001**	2000
Benefit obligation at beginning of year	**$ 10,469**	$ 10,629	**$ 1,288**	$ 1,276
Service cost	**252**	320	**19**	20
Interest cost	**780**	763	**95**	92
Plan participants' contributions	**23**	23	**—**	—
Amendments	**72**	19	**—**	—
Actuarial loss (gain)	**480**	(294)	**291**	19
Divestitures	**—**	(28)	**—**	(4)
Curtailments	**(17)**	(41)	**(5)**	—
Benefits paid	**(888)**	(922)	**(141)**	(115)
Benefit obligation at end of year	**$ 11,171**	$ 10,469	**$ 1,547**	$1,288

Change in Plan Assets

	Pension Benefits		Other Benefits	
(In millions) December 31:	**2001**	2000	**2001**	2000
Fair value of plan assets at beginning of year	**$ 13,821**	$ 13,522	**$ 425**	$ 387
Actual return on plan assets	**(2,839)**	1,129	**(40)**	18
Divestitures	**—**	(30)	**—**	—
Company contributions	**47**	99	**166**	140
Plan participants' contributions	**23**	23	**—**	—
Benefits paid	**(888)**	(922)	**(141)**	(120)
Fair value of plan assets at end of year	**$ 10,164**	$ 13,821	**$ 410**	$ 425

Funded Status—unrecognized components

	Pension Benefits		Other Benefits	
(In millions) December 31:	**2001**	2000	**2001**	2000
Funded status	**$ (1,007)**	$ 3,352	**$(1,137)**	$ (863)
Unrecognized actuarial loss (gain)	**2,826**	(1,811)	**251**	(119)
Unrecognized transition (asset) obligation	**(3)**	(6)	**210**	236
Unrecognized prior service cost	**210**	159	**(6)**	(7)
Prepaid (accrued) benefit cost	**$ 2,026**	$ 1,694	**$ (682)**	$ (753)

Funded Status—recognized in balance sheets

	Pension Benefits		Other Benefits	
(In millions) December 31:	**2001**	2000	**2001**	2000
Prepaid benefit cost	**$ 2,246**	$ 2,090	**$ 31**	$ 22
Accrued benefit liability	**(514)**	(429)	**(713)**	(775)
Intangible asset	**120**	7	**—**	—
Accumulated other comprehensive income	**174**	26	**—**	—
Prepaid (accrued) benefit cost	**$ 2,026**	$ 1,694	**$ (682)**	$ (753)

Components of Net Periodic Benefit (Income) Cost

	Pension Benefits		
(In millions)	**2001**	2000	1999
Service cost	**$ 252**	$ 320	$ 365
Interest cost	**780**	763	720
Expected return on plan assets	**(1,228)**	(1,164)	(1,090)
Amortization of transition asset	**(4)**	(6)	(6)
Amortization of prior service cost	**19**	18	18
Recognized net actuarial gain	**(114)**	(81)	(28)
Loss (gain) due to curtailments/settlements	**9**	(36)	6
Net periodic benefit income	**$ (286)**	$ (186)	$ (15)

The net periodic benefit income includes income from discontinued operations, including curtailment, of $53 million and $14 million in 2000 and 1999, respectively.

Components of Net Periodic Benefit Cost

	Other Benefits		
(In millions)	**2001**	2000	1999
Service cost	**$ 19**	$ 20	$ 29
Interest cost	**95**	92	97
Expected return on plan assets	**(34)**	(31)	(27)
Amortization of transition obligation	**25**	25	25
Amortization of prior service cost	**(1)**	(1)	(1)
Recognized net actuarial gain	**(10)**	(7)	(1)
Gain due to curtailments/settlements	**(5)**	—	(1)
Net periodic benefit cost	**$ 89**	$ 98	$ 121

Weighted Average Assumptions

	Pension Benefits		Other Benefits	
December 31:	**2001**	2000	**2001**	2000
Discount rate	**7.25%**	7.75%	**7.25%**	7.75%
Expected return on plan assets	**9.50%**	9.50%	**8.50%**	8.50%
Rate of compensation increase	**4.50%**	4.50%	**4.50%**	4.50%
Health care trend rate in the next year			**11.00%**	8.25%
Gradually declining to a trend rate of			**5.0%**	5.0%
In the years beyond			**2010**	2006

The actual rate of return on pension plan assets was (0.7) percent, 8.2 percent, and 10.8 percent for the three, five, and 10-year periods ended December 31, 2001, respectively.

The effect of a one percent increase and decrease in the assumed health care trend rate for each future year for the aggregate of service and interest cost is $9 million and $(8) million, respectively, and for the accumulated postretirement benefit obligation is $101 million and $(87) million, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,621 million, $1,565 million, and $1,053 million, respectively, at December 31, 2001, and $385 million, $363 million, and $72 million, respectively, at December 31, 2000.

The Company maintains an employee stock ownership plan (ESOP) which includes the Company's 401(k) plan (defined contribution plan), under which covered employees are allowed to contribute up to a specific percentage of their pay, generally limited to $35,000 in 2001 and $30,000 in 2000 and 1999. The Company matches the employee's contribution, up to a maximum of generally between three and four percent of the employee's pay, by making a contribution to the Company stock fund (Company Match). Total expense for the defined contribution plan was $183 million, $176 million, and $179 million in 2001, 2000, and 1999, respectively.

The Company also makes an annual contribution to the Company stock fund of approximately one-half of one percent of salaries and wages, limited to $170,000 in 2001, 2000, and 1999, of most U.S. salaried and hourly employees (Company Contributions). The expense was $28 million, $26 million, and $23 million and the number of shares allocated to participant accounts was 941,000, 1,455,000, and 271,000 in 2001, 2000, and 1999, respectively. The increase in the number of shares contributed was primarily the result of the significant decline in the price of the Company's stock during 1999.

The Company funded a portion of the Company Match and Company Contributions in 2001 and 2000 through the issuance of common stock.

At December 31, 2001, there was a total of $7.1 billion invested in the Company's defined contribution plan. At December 31, 2001, there was a total of $1.4 billion invested in the Company stock fund consisting of $439 million of Company Match which must remain invested in the Company stock fund for five years from the year in which the contribution was made or the year in which the employee reaches age 55, whichever is earlier; $195 million of Company Contributions which must remain invested in the Company stock fund until the employee reaches age 55 and completes 10 years of service; and $749 million over which there are no restrictions.

Note P: Business Segment Reporting

Reportable segments have been determined based upon product lines and include the following: Electronic Systems; Command, Control, Communication and Information Systems; Technical Services; Aircraft Integration Systems; Commercial Electronics; and Aircraft.

Segment net sales and operating income include intersegment sales and profit recorded at cost plus a specified fee, which may differ from what the selling entity would be able to obtain on external sales. Corporate and Eliminations includes Company-wide accruals and over/under applied overhead that have not been attributed to a particular segment and intersegment sales and profit eliminations.

Electronic Systems (ES) is the largest segment and represents the majority of the Company's defense electronics businesses. ES focuses on missile systems including anti-ballistic missile systems; air defense; air-to-air, surface-to-air, and air-to-surface missiles; naval and maritime systems; ship self-defense systems; torpedoes; strike, interdiction and cruise missiles; and advanced munitions. ES also specializes in radar, electronic warfare, infrared, laser, and GPS technologies with programs focusing on land, naval, airborne, and spaceborne systems used for surveillance, reconnaissance, targeting, navigation, commercial, and scientific applications. Some of the leading programs in ES include: the Patriot Air Defense System; the ground based radar for the THAAD system; technologies for the U.S. Missile Defense Agency; the Tomahawk Cruise Missile program; airborne radar systems for the B-2, F-14, F-15, F/A-18, AV-8B, and the next generation F-22 programs; sensors for applications such as the Global Hawk and Predator Unmanned Aerial Vehicle Reconnaissance System; and advanced night vision technologies.

Command, Control, Communication and Information Systems (C3I) is involved in battle management systems; communication systems; network security software; fire control systems; high resolution space-based imaging systems; air traffic control systems; tactical radios; satellite communication ground control terminals; wide area surveillance systems; ground-based information processing systems; image processing; large scale information retrieval, processing, and distribution systems; and global broadcast systems. Some of the leading programs in C3I include: the U.S. Navy's Cooperative Engagement Capability program that integrates sensor information from multiple sources to provide ships, aircraft, and land-based installations an integrated air picture; the Brazilian System for the Vigilance of the Amazon program, which will provide an integrated information network linking numerous sensors to regional and national coordination centers; and air traffic control and weather systems at airports worldwide, including the Federal Aviation Administration/Department of Defense's Standard Terminal Automation Replacement System program. Through C3I, the Company formed a trans-atlantic joint venture, Thales Raytheon Systems, encompassing air defense/command and control centers, and ground-based air surveillance and weapon-locating radars.

Technical Services (TS) provides information technology services, training programs, and logistics and base operations support throughout the U.S. and in nearly 40 other countries. TS performs complete engineering and depot-level cradle-to-grave support to the Company's manufactured equipment and to various commercial and military customers. TS is a world leader in providing and supporting range instrumentation systems and bases worldwide for the Department of Defense. It also provides missile range calibration services for the U.S. Air Force, trains U.S. Army personnel in battlefield tactics, and supports undersea testing and evaluation for the U.S. Navy. TS provides operations and engineering support to the Atlantic Underwater Test and Evaluation Center, range technical support, and facilities maintenance at several Department of Defense facilities, including the U.S. Army's missile testing range in the Kwajalein Atoll.

Aircraft Integration Systems (AIS) focuses on the integration of airborne surveillance and intelligence systems and aircraft modifications. AIS develops and integrates complex electronic systems for airborne intelligence, surveillance, and reconnaissance missions. AIS modernizes aging aircraft through structural refurbishment and electronics upgrades. AIS also provides support to Special Operations forces. In March 2002, the Company sold AIS.

The Company's commercial electronics businesses produce, among other things, precision optical products for defense, medical, commercial, and telecommunications customers; gallium arsenide integrated circuits and power amplifiers for defense and wireless communications' customers; thermal imaging products for the public safety, industrial, and automotive markets; navigation and communication systems for the commercial and military marine markets; and other electronic components for a wide range of applications.

Raytheon Aircraft Company (RAC) offers a broad product line of aircraft and aviation services in the general aviation market. RAC manufactures, markets, and supports business jets, turboprops, and piston-powered aircraft for the world's commercial, regional airlines, and military aircraft markets. RAC's piston-powered aircraft line includes the single-engine Beech Bonanza and the twin-engine Beech Baron aircraft for business and personal flying. The King Air turboprop series includes the Beech King Air C90B, B200, and 350. The jet line includes the Beechjet 400A light jet and the Hawker 800XP midsize business jet, and the Premier I entry-level business jet which completed FAA certification and had its first deliveries in 2001. A new super midsize business jet, the Hawker Horizon, is currently in development, with anticipated airplane certification in 2003. RAC supplies aircraft training systems, including the T-6A trainer selected as the next-generation trainer for the U.S. Air Force and Navy under the Joint Primary Aircraft Training System. Additionally, RAC produces special mission aircraft, including military versions of the King Air aircraft and the U-125 search-and-rescue variant of the Hawker 800. RAC also produces a 19-passenger regional airliner.

Segment financial results were as follows:

Net Sales

(In millions)	2001	2000	1999
Electronic Systems	**$ 8,000**	$ 7,584	$ 8,001
Command, Control, Communication and Information Systems	**3,770**	3,419	3,767
Technical Services	**2,042**	1,810	1,885
Aircraft Integration Systems	**1,120**	1,220	1,094
Commercial Electronics	**453**	666	749
Aircraft	**2,572**	3,220	2,709
Corporate and Eliminations	**(1,090)**	(1,024)	(1,004)
Total	**$ 16,867**	$ 16,895	$ 17,201

Operating Income

(In millions)	2001	2000	1999
Electronic Systems	**$ 1,098**	$ 1,039	$ 1,156[2]
Command, Control, Communication and Information Systems	**396**	358	374[3]
Technical Services	**159**	124	122[4]
Aircraft Integration Systems	**25**	48	(61)[5]
Commercial Electronics	**(57)**	(4)	(30)[6]
Aircraft	**(772)**[1]	164	163
Corporate and Eliminations	**(90)**	(104)	(132)
Total	**$ 759**	$ 1,625	$ 1,592

(1) Includes charges of $745 million.
(2) Includes restructuring charges offset by favorable adjustments to restructuring-related reserves of $41 million, net.
(3) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $28 million, net.
(4) Includes restructuring charges of $7 million.
(5) Includes restructuring charges of $11 million.
(6) Includes restructuring and special charges of $44 million.

Operating Cash Flow

(In millions)	2001	2000	1999
Electronic Systems	**$ 692**	$ 611	$ (77)
Command, Control, Communication and Information Systems	**61**	204	202
Technical Services	**(57)**	21	9
Aircraft Integration Systems	**(20)**	120	(138)
Commercial Electronics	**(45)**	63	(27)
Aircraft	**(457)**	(372)	(155)
Corporate	**(47)**	(129)	(544)
Total	**$ 127**	$ 518	$ (730)

Operating cash flow, as defined by the Company to evaluate cash flow performance by the segments, includes capital expenditures and expenditures for internal use software.

Capital Expenditures

(In millions)	2001	2000	1999
Electronic Systems	**$ 250**	$ 197	$ 287
Command, Control, Communication and Information Systems	**86**	70	77
Technical Services	**4**	5	7
Aircraft Integration Systems	**16**	10	17
Commercial Electronics	**30**	33	19
Aircraft	**100**	116	117
Total	**$ 486**	$ 431	$ 524

Depreciation and Amortization

(In millions)	2001	2000	1999
Electronic Systems	**$ 343**	$ 328	$ 333
Command, Control, Communication and Information Systems	**158**	160	173
Technical Services	**37**	35	37
Aircraft Integration Systems	**53**	52	57
Commercial Electronics	**28**	29	20
Aircraft	**110**	90	79
Total	**$ 729**	$ 694	$ 699

Identifiable Assets at December 31:

(In millions)	2001	2000
Electronic Systems	**$ 10,481**	$ 11,356
Command, Control, Communication and Information Systems	**5,113**	5,117
Technical Services	**1,656**	1,611
Aircraft Integration Systems	**1,627**	1,712
Commercial Electronics	**683**	780
Aircraft	**3,126**	3,297
Corporate	**3,950**	2,890
Total	**$ 26,636**	$ 26,763

Intersegment sales in 2001, 2000, and 1999, respectively, were $285 million, $205 million, and $194 million for Electronic Systems, $117 million, $122 million, and $189 million for Command, Control, Communication and Information Systems, $545 million, $496 million, and $505 million for Technical Services, $33 million, $32 million, and $22 million for Aircraft Integration Systems, $106 million, $110 million, and $81 million for Commercial Electronics, and $4 million, $59 million, and $13 million for Aircraft.

The following tables summarize information related to the 1997-1999 restructuring and exit *costs and activities by segment:*

Restructuring and Exit Costs

(In millions)	Charges Accrued	Costs Incurred	Ending Balance
Electronic Systems	$ 568	$ 553	$ 15
Command, Control, Communication and Information Systems	125	123	2
Technical Services	43	39	4
Aircraft Integration Systems	12	12	—
Commercial Electronics	3	3	—
Corporate	43	40	3
Total	$ 794	$ 770	$ 24

Restructuring and Exit Activities

	Number of Employee Terminations	Square Feet Exited (thousands)
Electronic Systems	7,300	8,800
Command, Control, Communication and Information Systems	2,600	2,300
Technical Services	1,900	1,200
Aircraft Integration Systems	400	—
Commercial Electronics	100	—
Corporate	100	—
Total	12,400	12,300

Operations by Geographic Areas

(In millions)	United States	Outside United States (Principally Europe)	Consolidated
Sales			
2001	**$ 14,101**	**$ 2,766**	**$ 16,867**
2000	13,847	3,048	16,895
1999	14,046	3,155	17,201
Long-lived assets at			
December 31, 2001	**$ 5,775**	**$ 201**	**$ 5,976**
December 31, 2000	5,301	182	5,483

The country of destination was used to attribute sales to either United States or Outside United States. Sales to major customers in 2001, 2000, and 1999 were: U.S. government, including foreign military sales, $11,969 million, $11,116 million, and $11,685 million, respectively, and U.S. Department of Defense, $10,320 million, $9,601 million, and $9,561 million, respectively.

Note Q: Quarterly Operating Results (unaudited)

(In millions except per share amounts and stock prices)

2001	**First**	**Second**	**Third**	**Fourth**
Net sales	**$ 3,968**	**$ 4,307**	**$ 3,961**	**$4,631**
Gross margin	**736**	**808**	**78**	**844**
Income (loss) from continuing operations	**97**	**113**	**(262)**	**57**
Net loss	**(124)**	**(188)**	**(285)**	**(166)**
Earnings (loss) per share from continuing operations				
Basic	**0.29**	**0.32**	**(0.73)**	**0.15**
Diluted	**0.28**	**0.32**	**(0.73)**	**0.15**
Loss per share				
Basic	**(0.36)**	**(0.54)**	**(0.79)**	**(0.44)**
Diluted	**(0.36)**	**(0.53)**	**(0.79)**	**(0.43)**
Cash dividends per share				
Declared	**0.20**	**0.20**	**0.20**	**0.20**
Paid	**0.20**	**0.20**	**0.20**	**0.20**
Common stock prices				
Common Stock—High	**—**	**32.03**	**34.80**	**36.30**
Common Stock—Low	**—**	**26.30**	**24.85**	**29.82**
Class A—High	**35.60**	**32.80**	**—**	**—**
Class A—Low	**26.00**	**27.45**	**—**	**—**
Class B—High	**36.59**	**32.85**	**—**	**—**
Class B—Low	**26.00**	**27.75**	**—**	**—**
2000	First	Second	Third	Fourth
Net sales	$ 4,231	$ 4,124	$ 4,160	$ 4,380
Gross margin	750	835	843	937
Income from continuing operations	80	95	133	190
Net income (loss)	(181)	49	105	168
Earnings per share from continuing operations				
Basic	0.24	0.28	0.39	0.56
Diluted	0.24	0.28	0.39	0.55
Earnings (loss) per share				
Basic	(0.54)	0.14	0.31	0.50
Diluted	(0.54)	0.14	0.31	0.49
Cash dividends per share				
Declared	0.20	0.20	0.20	0.20
Paid	0.20	0.20	0.20	0.20
Common stock prices				
Class A—High	27.63	25.25	28.13	33.25
Class A—Low	17.88	18.50	19.25	25.00
Class B—High	28.50	25.19	29.56	35.81
Class B—Low	17.50	18.06	19.50	26.63

Note: Earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share may not equal the total computed for the year. In the second quarter of 2001, the Company reclassified gains on debt repurchases of $6 million pretax, $4 million after-tax, or $0.01 per diluted share, from income from continuing operations to extraordinary items. In the fourth quarter of 2001, the Company recorded an extraordinary loss on debt repurchases of $30 million pretax, $20 million after-tax, or $0.04 per diluted share.

Note R: Financial Instruments

At December 31, 2001, in accordance with SFAS No. 133, the Company had recorded forward exchange contracts designated as cash flow hedges at their fair value. Unrealized gains of $9 million were included in other noncurrent assets and unrealized losses of $5 million were included in current liabilities. The offset was included in other comprehensive income, net of tax, of which approximately $1 million of net unrealized gains are expected to be reclassified to earnings over the next twelve months as the underlying transactions mature. Gains and losses resulting from these cash flow hedges offset the foreign exchange gains and losses on the underlying assets or liabilities being hedged. No cash flow hedges were discontinued in 2001. The maturity dates of the forward exchange contracts outstanding at December 31, 2001 extend through 2010. Certain immaterial contracts were not designated as effective hedges and therefore were included in other expense. The amount charged to other expense related to these contracts was less than $1 million in 2001.

In 2001, the Company entered into interest rate swaps to hedge its exposure to interest rate risk by exchanging fixed rate interest on certain of its debt for variable rates as described in Note I, Notes Payable and Long-term Debt. These interest rate swaps were designated as fair value hedges. The Company recorded an asset of $20 million related to these swaps through interest expense along with a corresponding increase to the hedged debt also recorded through interest expense. There was no hedge ineffectiveness during 2001.

The Company also has an interest rate swap, described below, under which it has exchanged variable rate interest on certain long-term receivables for a fixed rate. This interest rate swap is considered a cash flow hedge. At December 31, 2001, the Company had recorded the interest rate swap at fair value consisting of an unrealized loss of $4 million included in other current liabilities with the offset included in other comprehensive income, net of tax, of which approximately $2 million is expected to be reclassified to earnings over the next twelve months. The ineffective portion was not material in 2001.

The following table summarizes major currencies and the approximate amounts associated with foreign exchange contracts at December 31:

	2001		2000	
(In millions)	**Buy**	**Sell**	Buy	Sell
British Pounds	**$ 199**	**$ 3**	$ 204	$ 1
European Euros	**41**	**31**	19	3
Swiss Francs	**—**	**29**	—	29
Australian Dollars	**12**	**—**	—	—
Norwegian Kroner	**5**	**—**	—	—
German Marks	**—**	**—**	6	—
All other	**3**	**2**	8	3
Total	**$ 260**	**$ 65**	$ 237	$ 36

Buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign exchange contracts that do not involve U.S. dollars have been converted to U.S. dollars for disclosure purposes.

The Company has one outstanding interest rate swap agreement related to long-term receivables at Raytheon Aircraft with a notional amount of $80 million that matures in 2004. Under this agreement, the Company pays interest at a weighted average fixed rate of 6.2%, and receives a variable rate equal to one-month LIBOR. The weighted average variable rate applicable to this agreement was 1.9% at December 31, 2001.

Foreign currency forward contracts, used only to fix the dollar value of specific commitments and payments to international vendors and the value of foreign currency denominated receipts, have maturities at various dates through 2010 as follows: $245 million in 2002, and $61 million in 2003, $12 million in 2004, $3 million in 2005, and $4 million thereafter.

Note S: Other Income and Expense

The components of other income (expense), net were as follows:

(In millions)	**2001**	2000	1999
Gain on sale of the recreational marine business	**$ 39**	—	—
Gain on sale of the aviation support business	**35**	—	—
Equity losses in unconsolidated subsidiaries	**(27)**	$ (28)	$ (3)
Gain (loss) on sale of the flight simulation business	**—**	6	—
Gain on sale of the optical systems business	**—**	30	—
Gain on sale of Cedarapids	**—**	—	8
Gain (loss) on disposition of other non-core business operations	**—**	(1)	2
Gain on sale of investments	**—**	—	13
Iridium LLC special charge	**—**	—	(14)
Other	**(29)**	(19)	3
Total	**$ 18**	$ (12)	$ 9

Note T: Subsequent Events

In March 2002, the Company sold its Aircraft Integration Systems business for $1.1 billion.

Subsequent to year end, the Company repurchased $96 million of long-term debt at a loss of $2 million pretax.

Company Responsibility for Financial Statements

The financial statements and related information contained in this Annual Report have been prepared by and are the responsibility of the Company's management. The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. The Company's management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report. To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and Company officers' reviews.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically and, when appropriate, separately with representatives of the independent accountants, Company officers, and the internal auditors to monitor the activities of each.

Upon recommendation of the Audit Committee, PricewaterhouseCoopers LLP, independent accountants, were selected by the Board of Directors to audit the Company's financial statements and their report follows.

Senior Vice President and
Chief Financial Officer

Daniel P. Burnham

Chairman and
Chief Executive Officer

Report of Independent Accountants

To the Board of Directors and Stockholders of Raytheon Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raytheon Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, in 1999.

PricewaterhouseCoopers LLP

Boston, Massachusetts

January 24, 2002, except as to the second, sixth, and ninth paragraphs of Note B, the fourth paragraph of Note C, the sixth paragraph of Note P, and the information in Note T as to which the date is March 12, 2002

Corporate Headquarters

Raytheon Company
141 Spring Street
Lexington, MA 02421
Telephone: 781.862.6600

Common Stock Symbol

Raytheon Company common stock is listed on the New York, Chicago, and Pacific stock exchanges. The stock symbol is: RTN

Annual Meeting

The 2002 Annual Meeting of Stockholders will be held on Wednesday, April 24, 2002, at 10:00 a.m.
Raytheon Corporate Headquarters
141 Spring Street
Lexington, MA 02421

Stock Transfer Agent, Registrar, and Dividend Disbursing Agent

American Stock Transfer is the company's transfer agent and registrar. American Stock Transfer maintains the company's stockholder records and is responsible for disbursing dividend checks. Name and address changes, lost stock certificate replacement, stock ownership transfers, and Form 1099 questions should be directed to:

Raytheon Company
c/o American Stock Transfer
800.360.4519

First Class Mail
6201 Fifteenth Street
Brooklyn, NY 11219

Dividend Distribution/Direct Dividend Deposit
Common stock dividends are payable quarterly, upon authorization of the Board of Directors, normally at the end of January, April, July, and October. Direct Dividend Deposit (via ACH) is available to Raytheon stockholders. For enrollment information, call: 800.360.4519

Dividend Reinvestment
As an added service to stockholders, Raytheon Company has a Dividend Reinvestment Plan, administered by American Stock Transfer. This plan gives stockholders the option of having their cash payments applied to the purchase of additional shares. For enrollment information about this plan, call: 800.360.4519

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Raytheon should contact:

Timothy C. Oliver
Vice President
Investor Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2303

Media Relations

Members of the news media requesting information about Raytheon should contact:

David Polk
Director
Media Relations
Raytheon Company
141 Spring Street
Lexington, MA 02421
781.860.2386

Web Site on Internet

Raytheon's Web site offers financial information and facts about the company, its products, and services. It is updated continually with news and information. Raytheon's Internet address is: http://www.raytheon.com

Copies of Reports

Copies of the company's annual reports, latest SEC filings, quarterly earnings reports, and other information may be requested through the company's Web site at http://www.raytheon.com or call: 800.700.4RAY (800.700.4729)

Board of Directors

Daniel P. Burnham
Chairman and
Chief Executive Officer
Raytheon Company

Barbara M. Barrett
Chairman of the Board
Valley Bank of Arizona

Ferdinand Colloredo-Mansfeld
Retired Chairman and
Chief Executive Officer
Cabot Industrial Trust

John M. Deutch
Institute Professor
Massachusetts Institute
of Technology

Thomas E. Everhart
President Emeritus
California Institute of
Technology

John R. Galvin*
Retired Dean
The Fletcher School
of Law and Diplomacy
Tufts University

L. Dennis Kozlowski
Chairman and
Chief Executive Officer
Tyco International Ltd.

Henrique de Campos Meirelles
President of Corporate and
Global Banking
FleetBoston Financial

Frederic M. Poses
Chairman and
Chief Executive Officer
American Standard
Companies, Inc.

Warren B. Rudman
Partner
Paul, Weiss, Rifkind,
Wharton & Garrison

Michael C. Ruettgers
Executive Chairman
EMC Corporation

William R. Spivey
Retired President and
Chief Executive Officer
Luminent, Inc.

Alfred M. Zeien*
Retired Chairman and
Chief Executive Officer
The Gillette Company

*retiring as of April 24, 2002

Leadership Team

Daniel P. Burnham
Chairman and
Chief Executive Officer

Francis S. Marchilena
Executive Vice President
Raytheon Company
President
Command, Control,
Communication and
Information Systems

James E. Schuster
Executive Vice President
Raytheon Company
Chairman and
Chief Executive Officer
Raytheon Aircraft Company

William H. Swanson
Executive Vice President
Raytheon Company
President
Electronic Systems

Franklyn A. Caine
Senior Vice President and
Chief Financial Officer
Raytheon Company

Thomas M. Culligan
Senior Vice President
Raytheon Company
Executive Vice President
Business Development
Chief Executive Officer
Raytheon International, Inc.

Neal E. Minahan
Senior Vice President and
General Counsel
Raytheon Company

Keith J. Peden
Senior Vice President
Human Resources
Raytheon Company

Bryan J. Even
President
Raytheon Technical
Services Company

Richard J. Foley
Vice President and
Corporate Director of Contracts
Raytheon Company

John R. Harbison
President
Raytheon Commercial
Ventures Inc.

Philip T. LePore*
Vice President
Raytheon Company
Chief Executive Officer
Raytheon Technical
Services Company

Phyllis J. Piano
Vice President
Corporate Affairs and
Communications
Raytheon Company

Rebecca R. Rhoads
Vice President and
Chief Information Officer
Raytheon Company

Donald M. Ronchi
Vice President
Raytheon Six Sigma
Chief Learning Officer
Raytheon Company

Gregory S. Shelton
Vice President
Engineering and Technology
Raytheon Company

Jon E. Wohler
Vice President
Raytheon Company
President
Raytheon Commercial Electronics

*Philip T. LePore also leads
Raytheon's Construction
Management programs

Additional Company Leaders

James W. Carter
Vice President
Raytheon Company
Vice President and
General Manager
Command, Control and
Communication Systems
C^3I

Louise L. Francesconi
Vice President
Raytheon Company
Vice President and
General Manager
Missile Systems

Richard A. Goglia
Vice President and
Treasurer
Raytheon Company

Terry W. Heil
Vice President
Raytheon Company
Senior Vice President
Intelligence Programs
C^3I

Robert L. Horowitz
Vice President
Raytheon Company
Chief Operating Officer
Raytheon Aircraft Company

John W. Kapples
Vice President and
Secretary
Raytheon Company

Glenn H. Lenzen, Jr.
Vice President
Intellectual Property and
Licensing
Raytheon Company

John P. Nahill
Vice President
Corporate Strategy and
Development
Raytheon Company

Edward S. Pliner
Vice President and
Corporate Controller
Raytheon Company

Hansel E. Tookes, II
Vice President
Raytheon Company
President
Raytheon International, Inc.

Edmund B. Woollen
Vice President
Raytheon Company
Mission Area Executive
Integrated Information Systems